UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
                      THERETO FILED PURSUANT TO 13d-2(a)

                              EMERSON RADIO CORP.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   291087203
-------------------------------------------------------------------------------
                                (CUSIP Number)

                            Ruby Lee Yen Kee, Esq.
                           Managing Director, Legal
                          The Grande Holdings Limited
                           146 Robinson Road #01-01
                               Singapore 068909
                               011-65-6221-0010
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 15, 2005
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              Page 1 of 12 Pages
-----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

-------------------------------------------------------------------------------
               291087203           SCHEDULE 13D
CUSIP No.


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     S&T International Distribution Ltd
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                                 (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                   |_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           NONE
NUMBER OF        --------------------------------------------------------------
                      8    SHARE VOTING POWER
SHARES
                           10,000,000 shares of Common Stock.
BENEFICIALLY     --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
OWNED BY EACH
                           NONE
REPORTING        --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
PERSON WITH
                           10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.97%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
               291087203           SCHEDULE 13D
CUSIP No.


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Grande N.A.K.S. Ltd
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                                 (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                   |_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           NONE
NUMBER OF        --------------------------------------------------------------
                      8    SHARE VOTING POWER
SHARES
                           10,000,000 shares of Common Stock.
BENEFICIALLY     --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
OWNED BY EACH
                           NONE
REPORTING        --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
PERSON WITH
                           10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.97%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
               291087203           SCHEDULE 13D
CUSIP No.


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     The Grande Holdings Limited
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                                 (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                   |_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           NONE
NUMBER OF        --------------------------------------------------------------
                      8    SHARE VOTING POWER
SHARES
                           10,000,000 shares of Common Stock.
BENEFICIALLY     --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
OWNED BY EACH
                           NONE
REPORTING        --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
PERSON WITH
                           10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.97%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
               291087203           SCHEDULE 13D
CUSIP No.


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Christopher Ho Wing On
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) |_|
                                                                 (b) |X|

-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF, BK
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                                   |_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
-------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           NONE
NUMBER OF        --------------------------------------------------------------
                      8    SHARE VOTING POWER
SHARES
                           10,000,000 shares of Common Stock.
BENEFICIALLY     --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
OWNED BY EACH
                           NONE
REPORTING        --------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
PERSON WITH
                           10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     10,000,000 shares of Common Stock.
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                 |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     36.97%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
-------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

      This statement on Schedule 13D (this "Statement") is filed with respect to the common stock (the "Common Stock") of Emerson Radio Corp. ("Emerson"), a company organized under the laws of Delaware. The address of Emerson is Nine Entin Road, Parsippany, New Jersey 07054-0430.

ITEM 2.     IDENTITY AND BACKGROUND.

      This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(1) THE GRANDE HOLDINGS LIMITED ("Grande Holdings") (a Bermuda corporation engaged in manufacturing, sale and distribution of audio, video and other consumer electronics and digital products), the executive offices of which are located at 12th Floor, The Grande Building, 398 Kwun Tong Road, Kowloon, Hong Kong;

(2) GRANDE N.A.K.S. LTD ("N.A.K.S.") (a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

(3) S&T INTERNATIONAL DISTRIBUTION LTD ("S&T") (a British Virgin Islands corporation engaged in purchasing, selling or holding of securities or other investments), the executive offices of which are located at 146 Robinson Road, #01-01 Singapore 068909;

(4) CHRISTOPHER HO WING ON. Mr. Ho is a citizen of Canada. Mr. Ho's business address is 146 Robinson Road, #01-01 Singapore 068909. Mr. Ho is the President and Group Chief Executive of Grande Holdings.

      Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

      As of the date of this Statement, S&T has the direct power to vote and direct the disposition of the 10,000,000 shares of the Issuer's Common Stock held by it (the "Acquired Shares"). As the sole parent of S&T, N.A.K.S. has the indirect power to vote and dispose of the Acquired Shares. As the sole parent of N.A.K.S., Grande Holdings has the indirect power to vote and dispose of the Acquired Shares. As the owner of 62.72% of the share capital of Grande Holdings, Barrican Investments Corporation ("Barrican") has the indirect power to vote and dispose of the Acquired Shares. As the sole parent of Barrican, The Grande International Holdings Ltd ("Grande International") has the indirect power to vote and dispose of the Acquired Shares. As the sole owner of Grande International, the Ho Family Trust has the indirect power to vote and dispose of the Acquired Shares. As the sole the beneficiary of the Ho Family Trust, Mr. Ho has the indirect power to vote and dispose of the Acquired Shares. In such capacities, Grande Holdings, N.A.K.S. and Mr. Ho may be deemed to be the beneficial owners of the Acquired Shares.

      Set forth on Annex A to this Schedule 13D is a chart setting forth, with respect to each executive officer, director and controlling person of a Reporting Person, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

      During the last five years, no Reporting Person or a person listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 5, 2005, pursuant to an Agreement for the Sale and Purchase of Certain Shares in Emerson (the "Acquisition Agreement") between Mr. Guttfried Ludwig Prentice Jurick ("Mr. Jurick") and S&T, S&T purchased from Mr. Jurick 10,000,000 Common Stock (i.e. the Acquired Shares) for $26 million in cash and a convertible debenture issued by Grande Holdings with a face value of $26 million (the "Consideration").

      The source of the funds that S&T used to pay the cash component of the purchase price was (1) Grande Holdings' working capital/cash on hand and (2) a term loan facility provided by ABN AMRO Bank N.V., Hong Kong Branch in the amount of US$26 million, under a facility agreement entered into by S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch. Grande Holdings has guaranteed all of S&T's obligations under the facility agreement. As additional security for its obligations, S&T (1) pledged and granted to ABN AMRO a security interest in the Acquired Shares, and (2) assigned to ABN AMRO, by way of fixed security with first-ranking priority, enforceable upon an event of default, all of its rights under the Acquisition Agreement.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons purchased the Acquired Shares for investment purposes. Except as indicated in this Schedule 13D, none of the Reporting Persons or, to the best of their knowledge, any of the other persons identified in response to Item 2, currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      Depending on prevailing market, economic and other conditions, the Reporting Persons may from time to time acquire additional shares of the capital stock of Emerson. The Reporting Persons intend to review their investment in Emerson on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting Emerson, Emerson's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in Emerson.

      In December 2005, Mr. Michael Andrew Barclay Binney, a director of N.A.K.S. and Grande Holdings, was appointed to the Board of Directors of Emerson. The Reporting Persons expect to put up for election one or more additional directors at the next annual meeting of Emerson's shareholders. As a director of Emerson, Mr. Binney may have influence over the corporate activities of Emerson, including activities which may relate to transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      S&T is the record owner of the Acquired Shares. As the sole stockholder of S&T, N.A.K.S. may be deemed to own beneficially the Acquired Shares. As the sole stockholder of N.A.K.S, Grande Holdings may be deemed to own beneficially the Acquired Shares. Mr. Ho has a beneficial interest in approximately 62.72% of the capital stock of Grande Holdings. By virtue of such interest and his position with Grande Holdings, Mr. Ho is deemed to have power to vote and power to dispose of the Acquired Shares beneficially held by Grande Holdings.

  a. Each of the Reporting Persons may be deemed to own beneficially 36.97% of the Common Stock of Emerson, which percentage is calculated based upon 27,047,666 shares of Common Stock reported to be outstanding as of December 5, 2005. Each of the Reporting Persons, except S&T, disclaims beneficial ownership of the Acquired Shares.

  b.  Regarding the number of shares as to which such person has:

            i. sole power to vote or to direct the vote: 0 shares for each Reporting Person.

            ii. shared power to vote or to direct the vote: 10,000,000 shares for each Reporting Person.

            iii. sole power to dispose or to direct the disposition: 0 shares for each Reporting Person.

            iv.   shared power to dispose or to direct the disposition:
                  10,000,000 shares for each Reporting Person.

  c. Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

  d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

  e.  Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described herein in items 2-5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each of the Reporting Persons and any other person or persons with respect to the Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1: Joint Filing Agreement, dated December 14, 2005 by and among Grande Holding, N.A.K.S., S&T and Mr. Ho.

      Exhibit 2: Agreement for the Sale and Purchase of Certain Shares in Emerson Radio Corp., dated as of August 20, 2005, between Mr. Jurick and S&T ("Stock Purchase Agreement").

      Exhibit 3: Supplemental Agreement to the Stock Purchase Agreement, dated as of September 28, 2005, between Mr. Jurick and S&T.

      Exhibit 4: Convertible Debenture dated December 5, 2005 issued by Grande Holdings in favor of Mr. Jurick.

      Exhibit 5: Facility Agreement, dated August 22, 2005 among S&T, Grande Holdings and ABN AMRO Bank N.V., Hong Kong Branch.

      Exhibit 6: Assignment of Acquisition Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

      Exhibit 7: Pledge Agreement, dated August 22, 2005 between S&T and ABN AMRO Bank N.V., Hong Kong Branch.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2005




    /s/ Christopher Ho Wing On
    -----------------------------
    CHRISTOPHER HO WING ON



   THE GRANDE HOLDINGS LIMITED


    By:   /s/ Christopher Ho Wing On
   ----------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director



   GRANDE N.A.K.S. LTD.


    By:   /s/ Christopher Ho Wing On
   ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director



   S&T INTERNATIONAL DISTRIBUTION LTD.


    By:   /s/ Christopher Ho Wing On
   ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director

                                    ANNEX A

     Set forth below is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Reporting Person. The principal address of the Reporting Persons, and unless otherwise indicated below, is the current business address for each individual listed below (146 Robinson Road, #01-01 Singapore 068909).

-------------------------------------------------------------------------------
 Name and Business      Position with     Present Principal      Citizenship
      Address         Reporting Person      Occupation or
                                             Employment

--------------------------------------------------------------------------------
Grande N.A.K.S. Ltd  Director of  S&T    Not applicable      Incorporated in
                     International                           British Virgin
                     Distribution                            Islands
                     Limited
--------------------------------------------------------------------------------
Christopher Ho       Director of Grande  Group Chief         Canadian
Wing-On              N.A.K.S. Ltd and    Executive
                     The Grande
                     Holdings Limited
--------------------------------------------------------------------------------
Michael Andrew       Director of Grande  Group Executive     British
Barclay Binney       N.A.K.S. Ltd and
                     The Grande
                     Holdings Limited
--------------------------------------------------------------------------------
Adrian Ma Chi Chiu   Director of Grande  Group Executive     British
                     N.A.K.S. Ltd and
                     The Grande
                     Holdings Limited
--------------------------------------------------------------------------------
Lam Chuck Fai        Director of The     Group Executive     British
                     Grande Holdings
                     Limited
--------------------------------------------------------------------------------
Paul Law Kwok Fai    Director of The     Group Executive     British
                     Grande Holdings
                     Limited
--------------------------------------------------------------------------------
Christine Asprey     Director of The     Group Executive     British
Lai Shan             Grande Holdings
                     Limited
--------------------------------------------------------------------------------
Herbert Tsoi Hak     Director of The     Solicitor, Herbert  British
Kong                 Grande Holdings     Tsoi & Partners
Room 602, Aon China  Limited
Building, 29
Queen's Road
Central, Hong Kong
--------------------------------------------------------------------------------
Johnny Lau Wing Hung Director of The     Chairman, Jacobson  Singaporean
15/F, China Trade    Grande Holdings     Medical (HK) Ltd
Centre, No.122-124   Limited
Wai Yip Street,
Kwun Tong, Kowloon,
Hong Kong
--------------------------------------------------------------------------------
Martin Ian Wright    Director of The     Accountant, Green   British
404 Fook Hong        Grande Holdings     Cartridge Company
Industrial           Limited             Limited
Building, 19 Sheung
Yuet Road, Kowloon
Bay, Kowloon, Hong
Kong
--------------------------------------------------------------------------------

                                   Exhibit 1

                            JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated December 15, 2005 (including amendments thereto) with respect to the Common Stock of Emerson Radio Corp. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: December 14, 2005



  /s/ Christopher Ho Wing On
    ----------------------------------------
    CHRISTOPHER HO WING ON



  THE GRANDE HOLDINGS LIMITED


       By:   /s/ Christopher Ho Wing On
    ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director



   GRANDE N.A.K.S. LTD


       By:   /s/ Christopher Ho Wing On
    ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director



   S&T INTERNATIONAL DISTRIBUTION LTD


       By:   /s/ Christopher Ho Wing On
    ----------------------------------------
    Name:   Christopher Ho Wing On
    Title:  Director

SC 13D EXHIBIT 2                                                Execution Copy
----------------                                                --------------




                             Dated August 20, 2005
                             ---------------------





                       GOTTFRIED LUDWIG PRENTICE JURICK


                                      and


                    S&T INTERNATIONAL DISTRIBUTION LIMITED












           --------------------------------------------------------

                               AGREEMENT FOR THE
                    SALE AND PURCHASE OF CERTAIN SHARES IN
                              EMERSON RADIO CORP.

           --------------------------------------------------------









                               Baker & McKenzie
                          14th Floor Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                          Telephone: (852) 2846-1888
                             Fax: (852) 2845-0476
                           LKL/CSML\32137319-000642

                               TABLE OF CONTENTS
                               -----------------


1     INTERPRETATION....................................................1

2     SALE AND PURCHASE OF SALE SHARES .................................4

3     CONDITIONS........................................................4

4     COMPLETION........................................................6

5     REPRESENTATIONS AND WARRANTIES....................................6

6     INDEMNIFICATION...................................................7

7     RESTRICTIONS ON ANNOUNCEMENT......................................7

8     MISCELLANEOUS.....................................................9

9     GOVERNING LAW AND JURISDICTION....................................10


SCHEDULE 1  Completion Requirements
---------

SCHEDULE 2  Representations, Warranties and Undertakings
---------

SCHEDULE 3  Actions of the Company between Signing and Completion
---------

EXHIBIT A   Form of Representation Letters
---------

EXHIBIT B   Form of Convertible Debenture
---------

EXHIBIT C   Transfer Agent Letter
---------

THIS AGREEMENT is made on the           day of August 2005

BETWEEN :

(1) GOTTFRIED LUDWIG PRENTICE JURICK, of Suite 2520, 25/F, Sutton Court, Gateway Apartments, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong (the "Vendor"); and

(2) S&T INTERNATIONAL DISTRIBUTION LIMITED, a company incorporated in the British Virgin Islands, whose registered office is at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands (the "Purchaser").

RECITALS :

(A) The Vendor is the beneficial owner of the Sale Shares (as defined below) in the capital of Emerson Radio Corp., a Delaware corporation, subject to a share mortgage between the Vendor and the Seng Heng Bank Limited dated 19 January 2005 (the "Share Mortgage").

(B) The Vendor has agreed to sell and the Purchaser has agreed to purchase the Sale Shares on the terms and subject to the conditions set out in this agreement.

NOW IT IS HEREBY AGREED as follows:

1     INTERPRETATION
      --------------

1.1 In this Agreement (which includes the recitals, schedules and exhibits), unless the context requires otherwise:

      "Business Day"                a day on which banks in both Hong Kong and
                                    New York City are open for normal banking business (excluding Saturdays and
                                    Sundays);

      "Cash Sale Consideration"     has the meaning ascribed to such term in
                                    Clause 2.1;

      "Company"                     Emerson Radio Corp., a Delaware
                                    corporation, whose principal executive
                                    offices are at Nine Entin Road,
                                    Parsippany, New Jersey 07054-0430, U.S.A.;

      "Completion"                  completion of the sale and purchase of the
                                    Sale Shares in accordance with Schedule 1;

      "Completion Date"             on or before 5:00 p.m. (Hong Kong time)
                                    falling two (2) Business Days after
                                    satisfaction or waiver, as the case may
                                    be, of Conditions and in any event no
                                    later than the date provided for in Clause
                                    3.4 (or the deferred Completion Date in
                                    accordance with

                                    Clause 4.3 or such later date as the
                                    parties may agree in writing);

      "Conditions"                  the conditions set out in Clause 3.1 and
                                    Clause 3.2;

      "Convertible Debenture"       a debenture of GHL, in the face amount of
                                    US$26 million, convertible into shares of GHL, substantially in a form as set out in Exhibit B attached to this Agreement;

      "GHL" The Grande Holdings Limited, whose shares are listed on the Main Board of the HKSE;

      "Hong Kong"                   the Hong Kong Special Administrative
                                    Region of the People's Republic of China;

      "HKSE"                        the Stock Exchange of Hong Kong Limited;

      "Material Adverse Change"     with respect to an entity that is either
                                    the Company or GHL, any fact, event or
                                    development that, individually or when
                                    taken together with any other fact, event, or development, has or is reasonably likely to have a material adverse effect on the business, operations, conditions
                                    (financial or otherwise), assets or
                                    prospects of such entity and its
                                    subsidiaries, other than any fact, event or development (i) relating solely to the economy or financial markets in general or
                                    (ii) relating generally to the consumer
                                    electronics industry (it being understood and agreed that the phrase "material adverse change" when used with respect to assets of such entity shall mean a fact, event or development that causes or is reasonably likely to cause the consolidated net asset value of such entity and its subsidiaries as would be shown in its management accounts as at the Completion Date to be less than ten percent (10%) of such net asset value of such entity and its subsidiaries as would be shown in the management accounts of such entity and its subsidiaries as at the date of this Agreement);

      "Pending Litigation"          Re Emerson Radio Corp. Securities
                                    Litigation, 03cv4201;

      "Purchaser's Warranties"      the representations, warranties and
                                    undertakings referred to in Clause 5.2 and Part B of Schedule 2;

      "Representation Letters"      the representation letters to be executed
                                    by the Vendor and the Purchaser
                                    substantially in the form attached hereto as Exhibit A;

      "Sale Consideration"          US$52 million;

      "Sale Shares" 10 million common shares in the capital of the Company, representing approximately 37% of the entire issued share capital of the Company on a fully diluted basis as at the date of this Agreement;

      "SEC" the Securities and Exchange Commission of the United States of America;

      "Securities Act"              US Securities Act of 1933, as amended;

      "Share Mortgage"              has the meaning ascribed to such term in
                                    Recital (A);

      "Transfer Agent Letter"       has the meaning ascribed to such term in
                                    Clause 3.2(h);

      "Transfer Documents"          has the meaning ascribed to such term in
                                    Clause 3.2(h);

      "US"                          United States of America;

      "Vendor's Warranties"         the representations, warranties and
                                    undertakings referred to in Clause 5.1 and Part A of Schedule 2;

      "Warranties"                  the Vendor's Warranties and the
                                    Purchaser's Warranties;

      "US$" United States Dollars, being the lawful currency of the United States of America.

1.2 References herein to Clauses, Schedules and Exhibits are to clauses in, schedules and exhibits to this Agreement unless the context requires otherwise and the Schedules and Exhibits to this Agreement shall be deemed to form part of this Agreement.

1.3 The expressions the "Purchaser" and "Vendor" shall, where the context permits, include their respective successors and permitted assigns.

1.4 The headings are inserted for convenience only and shall not affect the construction of this Agreement.

1.5 The parties hereto acknowledge and agree that Vendor is entering into and executing this agreement on an individual basis, and not as a director, officer, employee or agent of the

      Company or its subsidiaries (the "Emerson Group") and the Emerson Group is not a party hereto and is not obligated hereunder or under any of the schedules or exhibits hereto.

2     SALE AND PURCHASE OF SALE SHARES
      --------------------------------

2.1 Subject to the terms of this Agreement, the Vendor shall sell the Sale Shares and the Purchaser shall purchase the Sale Shares at the Sale Consideration, which shall be payable as follows: (1) US$26 million in cash (the "Cash Sale Consideration"), and (2) US$26 million in the form of the Convertible Debenture.

2.2 The Sale Shares shall be sold free from all liens, charges and encumbrances and together with all rights now or hereinafter attaching to them, including all rights to any dividend or other distribution declared, made or paid after the Completion Date.

2.3 The Convertible Debenture and any securities issuable thereunder (together with all rights now or hereinafter attaching to any of them, including all rights to any interest, dividend or other distribution declared, made or paid after the Completion Date) shall be issued free from all liens, charges and encumbrances.

3     CONDITIONS
      ----------

3.1 The Vendor's obligations to complete this Agreement is conditional upon the satisfaction of the following conditions (any of which may be waived by the Vendor except where such waiver relates to a representation, warranty or undertaking which if breached would subject the sale of the Sale Shares to the registration requirements of the Securities Act or any state securities laws or which would be in violation of law):

      (a)   the due execution of the Representation Letter by the Purchaser;

      (b) there shall have been no material breach of any representation, warranty or undertaking under this Agreement by the Purchaser, including without limitation the Completion Requirements applicable to the Purchaser set forth in Schedule 1;

      (c) Mr. Christopher Ho (Passport No. BC 257411) who indirectly holds approximately 62.76% of the total issued share capital of GHL procuring the transactions contemplated under this Agreement, including but not limited to, the acquisition of the Sale Shares, the issuance of the Convertible Debenture and the issuance of the shares of GHL to be converted under the Convertible Debenture, be approved in writing in accordance with the Rules Governing the Listing of Securities on the HKSE;

      (d) since the date hereof, there shall have been no Material Adverse Change with respect to GHL; and

      (e) the securities to be issued pursuant to the Convertible Debenture, assuming full conversion thereof on the Completion Date, would represent approximately 6% of the issued and outstanding shares of GHL on a fully-diluted basis and GHL has sufficient shareholders' mandate to issue and allot the securities convertible under the Convertible Debenture in compliance with the Rules Governing the Listing of Securities on the HKSE.

3.2 The Purchaser's obligations to complete this Agreement is conditional upon the satisfaction of the following conditions (any of which may be waived by the Purchaser except where such waiver relates to a representation, warranty or undertaking which if breached would subject the sale of the Sale Shares to the registration requirements of the Securities Act or any state securities laws or which would be in violation of law):

      (a)   the due execution of the Representation Letters by the Vendor;

      (b) there shall have been no material breach of any representation, warranty or undertaking under this Agreement by the Vendor, including without limitation the Completion Requirements applicable to the Vendor set forth in Schedule 1;

      (c) since the date hereof, there shall have been no Material Adverse Change with respect to the Company;

      (d) the Sale Shares represent approximately 37% of the issued and outstanding shares of the Company on a fully-diluted basis;

      (e)   the Company shall not have taken any of the actions set forth in
            Schedule 3;

      (f) if required, the HKSE granting its approval for (i) the issue of the Convertible Debenture and (ii) the listing of, and permission to deal in any shares of par value of HK$0.10 in the share capital of GHL issuable thereby upon the exercise of the conversion right under the Convertible Debenture;

      (g) if required, the Bermuda Monetary Authority granting its permission for the issuance of the Convertible Debenture and the free transferability of the shares to be issued on conversion in full of the Convertible Debenture; and

      (h) the Vendor shall have delivered to the Purchaser those documents (the "Transfer Documents") listed in items 1, 2 and 4 of the letter attached as Exhibit C hereto (the "Transfer Agent Letter") and shall have complied with any formalities described therein.

3.3 Each party shall use its best endeavours to ensure that the Conditions set out in Clause 3.1 and Clause 3.2 (as the case may be) shall be fulfilled by the date referred to in Clause 3.4.

3.4 If the Completion has not occurred at or before 5:00 p.m. (Hong Kong time) on 1 September, 2005 (or by such later time and date as the parties hereto may agree in writing), this Agreement and everything herein contained shall, subject to the liability of any party to the others in respect of any antecedent breaches of the terms hereof, including the obligations under Clause 3.3, antecedent thereto, be null and void and of no effect (save for the provisions in Clauses 6 to 8 (inclusive) and those other provisions which are expressed to survive after termination of this Agreement for whatever reason).

4     COMPLETION
      ----------

4.1 Completion shall take place at the Completion Date at the offices of the Vendor's solicitors, Baker & McKenzie, at 14/F, Hutchison House, 10 Harcourt Road, Hong Kong or the Macau offices of Seng Heng Bank, provided that neither the Vendor nor the Purchaser shall be obliged to perform their respective obligations under this Clause if the other does not simultaneously perform (or have not already performed) its respective obligations under this Clause.

4.2 At Completion, each of the Vendor and the Purchaser shall perform its respective obligations set out in Schedule 1.

4.3 The Purchaser or the Vendor shall not be obliged to complete this Agreement or perform any obligations hereunder unless the other party complies in all material respects with the requirements of Clause 4.2. Without prejudice to any other remedies which may be available to a party on the Completion Date, a non-defaulting party may:

      (a) defer Completion to a date falling not more than 28 days after the original Completion Date (so that the provisions of this Clause 4 shall apply to the deferred Completion) provided that, time shall be of the essence as regards the deferred Completion and if Completion is not effected on such deferred date, the non-defaulting party may rescind this Agreement and claim damages from the defaulting party; or

      (b) proceed to Completion so far as practicable (but without prejudice to the non-defaulting party's rights hereunder) insofar as the defaulting party shall not have complied with its obligations hereunder; or

      (c) treat this Agreement as terminated for breach by the defaulting party of a condition of this Agreement.

5     REPRESENTATIONS AND WARRANTIES
      ------------------------------

5.1 The Vendor hereby represents and warrants to the Purchaser that each of the Vendor's Warranties in the terms set out in Part A of Schedule 2 is true and accurate and will at all times from the date of this Agreement and up to the Completion be true and accurate, that it will observe its undertakings set out in Part A of Schedule 2, and acknowledges that the Purchaser in entering into this Agreement is relying on the Vendor's Warranties.

5.2 The Purchaser hereby represents and warrants to the Vendor that each of the Purchaser's Warranties in the terms set out in Part B of Schedule 2 is true and accurate and will at all times from the date of this Agreement and up to the Completion be true and accurate, that it will observe its undertakings set out in Part B of Schedule 2 and acknowledges that the Vendor in entering into this Agreement is relying on the Purchaser's Warranties.

5.3 Each of the Warranties shall be separate and independent to the intent that the Purchaser or the Vendor, as the case may be, shall have a separate claim and right of action in respect of any breach thereof and save as expressly provided herein shall not be limited by reference to anything else in this Agreement.

5.4 The Vendor or the Purchaser, as the case may be, undertakes to disclose to the other in writing any matter, whether occurring before or after Completion, which constitutes a breach of or is inconsistent with any of the Warranties or which renders any of the Warranties inaccurate or misleading immediately upon becoming aware of the same. In the event any such matter renders any of the Warranties of a party inaccurate or misleading, the other party shall not be required to complete this transaction unless and until such time as all Warranties of the first party are materially true and correct as of the Completion Date.

5.5   The Vendor's Warranties and the Purchaser's Warranties contained in
      Schedule 2 will survive for a period of six (6) months after the Completion Date.

5.6 At any time or from time to time after the Completion, the Vendor and the Purchaser shall execute and deliver to the other party such other documents and instruments, provide such materials and information, and take such other actions as the other party may reasonably request to make effective the transactions contemplated in this Agreement.

6     INDEMNIFICATION
      ---------------

6.1 The Vendor shall indemnify and hold the Purchaser and each of its affiliates harmless against any loss, liability, damage or expense (including without limitation attorneys' fees and expenses) ("Losses") incurred by any of them, to the extent resulting or arising directly or indirectly from:

      (a) any breach of any of Vendor's Warranties that survives the Completion; or

      (b) any breach of any covenant or undertaking of the Vendor contained in this Agreement.

6.2 The Purchaser shall indemnify and hold the Vendor harmless against any Loss incurred by the Vendor, to the extent resulting or arising directly or indirectly from:

      (a) any breach of any of the Purchaser's Warranties that survives the Completion; or

      (b) any breach of any covenant or undertaking of the Purchaser contained in this Agreement.

7     RESTRICTIONS ON ANNOUNCEMENT
      ----------------------------

7.1 Each of the parties hereto undertakes that prior to Completion and thereafter it will not (save as required for either of the parties or the Company to comply with any law or any applicable rules and regulations of any relevant securities exchange or any supervisory or regulatory authority, including, where applicable, filings of Schedule 13, Form 3, Form 4 and providing information to the Company regarding the transaction herein to enable it to comply with stock exchange regulations and disclosure obligations under applicable rules and regulations) make or permit or authorise the making of any press release or other public statement or disclosure or announcement in connection with this Agreement or the transactions contemplated hereunder unless the other parties hereto shall have given their respective consents to such announcement (which consents may not be unreasonably withheld or delayed and may be given either generally or in a specific case or cases and may be subject to conditions).

7.2 Each of the parties hereto undertakes that it will not and will procure (where applicable) that its respective officers, employees, agents, subsidiaries and other persons which it controls and the respective officers, employees and agents of each such person, will not during the period of this Agreement and after its termination (for whatever reason) use or divulge to any person, or publish or disclose or permit to be published or disclosed, any secret or confidential information which it has received or obtained, or may receive or obtain, (whether or not, in the case of documents, they are marked as confidential) from the other party to this Agreement;

      PROVIDED THAT the obligations of this Clause 7.2 shall not apply to:

      (i) the disclosure of information which the recipient can reasonably demonstrate is in the public domain through no fault of its own;

      (ii) the disclosure of information where the disclosure is required by law, pursuant to a court order or by any recognised stock exchange or governmental or other regulatory body when the party concerned shall, if practicable, supply an advance copy of the required disclosure to the other parties and incorporate any additions or amendments reasonably requested by them;

      (iii) the disclosure of information in confidence to any professional adviser or lender by any of the parties for the purposes of obtaining advice or assistance in connection with its obligations or rights, or the obligations or rights of any the parties hereto or the Sale Shares, or in connection with the obtaining of financing in connection with this transaction; or

      (iv) the disclosure of information in confidence to or by any adviser to any of the parties for the purposes of giving or obtaining advice or acting on behalf of the relevant party in connection with a matter where disclosure of information is permitted pursuant to the provisions hereof.

7.3 For the purposes of Clause 7.2, "information" includes, without limitation, the following:

      (a) information concerning the Sale Shares, any of the parties hereto or the Company, or any transaction in which the Sale Share or any of the parties hereto may be or may have been concerned or interested; or

      (b)   information on the terms of this Agreement.

8     MISCELLANEOUS
      -------------

8.1 Except as otherwise agreed amongst the parties hereto, all expenses incurred by or on behalf of the parties, including all fees of agents, representatives, solicitors and accountants employed by any of them in connection with the negotiation, preparation or execution of this Agreement, shall be borne solely by the party who incurred the liability.

8.2 Each notice, demand or other communication given or made under this Agreement shall be in writing and delivered or sent to the relevant party at its address or fax number set out below (or such other address or fax number as the addressee has by five (5) days' prior written notice specified to the other parties):

            To the Purchaser:  (c/o) The Grande Holdings Limited
                               12th Floor, The Grande Building,
                               398 Kwun Tong Road,
                               Kowloon,
                               Hong Kong

                               Fax Number: (852) 2343 2329 and (65) 6222 2153
                               Attention:  Ms. Ruby Lee, Esq.

            To the Vendor:     Suite 2520, 25/F,
                               Sutton Court, Gateway Apartments,
                               Harbour City, Tsim Sha Tsui,
                               Kowloon,
                               Hong Kong

                               and

                               705-711, Tower 2, The Gateway,
                               25-27 Canton Road,
                               Kowloon,
                               Hong Kong

                               Fax Number: (852) 2119 1226 and (852) 2956 1322

      Any notice, demand or other communication so addressed to the relevant party shall be deemed to have been delivered (a) if given or made by letter, when actually delivered to the relevant address; and (b) if given or made by fax, when despatched.

8.3 No failure or delay by any part hereto in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by any party hereto of any breach by the other party or parties of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof. If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect, the legality, validity and enforceability of the remaining provisions of this Agreement shall not be affected or impaired thereby.

8.4 No party shall assign any of its rights and obligations under this Agreement without the prior written consent of all the other parties hereto; provided that (a) the Purchaser may assign and/or grant a security interest all of its rights hereunder to (1) GHL or (2) to any third-party lender in connection with the financing by such lender to the Purchaser or its nominee and (b) the Vendor may assign all of its rights hereunder (including the Convertible Debenture) to any third-party lender in connection with the financing by such lender to the Vendor or its nominee.

8.5 This Agreement (together with any documents referred to herein) constitutes the whole agreement between the parties hereto and it is expressly declared that no variations hereof shall be effective unless made in writing.

8.6 The provisions of this Agreement insofar as the same shall not have been fully performed at Completion, shall remain in full force and effect notwithstanding Completion.

8.7 Any right of rescission conferred upon any party hereto hereby shall be in addition to and without prejudice to all other rights and remedies available to it.

8.8 Each party agrees to do everything reasonably necessary to give effect to this agreement and the transactions contemplated by it (including the execution of documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

8.9 This Agreement may be executed in one or more counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart and each such counterpart shall constitute an original of this Agreement but all the counterparts shall together constitute one and the same instrument.

9     GOVERNING LAW AND JURISDICTION
      ------------------------------

9.1 This Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of the Hong Kong courts.

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

VENDOR:




------------------------
GOTTFRIED LUDWIG PRENTICE JURICK




PURCHASER:



------------------------

For and on behalf of
S&T INTERNATIONAL DISTRIBUTION LIMITED

                                  SCHEDULE 1
                                  ----------

                            Completion Requirements
                            -----------------------

1     Obligations of the Vendor
      -------------------------

1.1 The Vendor shall at or (at its discretion) prior to Completion deliver or cause to be delivered to the Purchaser:

      (a) the Transfer Documents, including, for the avoidance of doubt: (i) valid share certificates for the Sale Shares and, if any such certificate is not in the name of the Vendor, evidence reasonably satisfactory to the Purchaser that the relevant shares are beneficially owned by the Vendor; (ii) duly executed and valid instruments of transfer in relation to the Sale Shares, including, if requested by the Purchaser, a stock power in a form reasonably acceptable to the Purchaser; and (iii) the legal opinion referenced in the Transfer Agent Letter;

      (b) an original copy of the Representation Letter duly executed by the Vendor;

      (c) the release by Seng Heng Bank of any lien which it may hold on the Sale Shares, in form reasonably satisfactory to the Purchaser (including, if applicable, a UCC-3 termination statement); and

      (d) a letter sent on or about 22 August 2005 by the Vendor to the Company confirming that, so long as Completion takes place in accordance with this Agreement, the Vendor will resign as Chairman and Chief Executive Officer of the Company, effective as of the earlier of the appointment of his successor(s) or 31 October 2005. For the avoidance of doubt, to the extent permissible under applicable laws (including the requirements and/or regulations of the American Stock Exchange LLC), the Vendor may remain as a Director and advisor of the Company.

2.    Obligations of the Purchaser
      ----------------------------

2.1   On the Completion Date, the Purchaser shall:

      (a) pay (or cause to be paid) to Seng Heng Bank that portion of the Cash Sale Consideration necessary to cause Seng Heng Bank to release any lien which it may hold on the Sale Shares, and pay the balance of the Cash Sale Consideration to the Vendor, in United States dollars, by bank draft or telegraphic transfer;

      (b) deliver (or cause to be delivered) the Convertible Debenture, duly executed by GHL and issued in favour of the Vendor or its designated nominee, to the Vendor;

      (c) deliver (or cause to be delivered) to the Vendor a certified copy of the Representation Letter duly executed by the Purchaser; and

      (d) deliver (or cause to be delivered) to the Vendor a copy of the board minutes of the Purchaser confirming and approving the execution of this Agreement and the transactions contemplated herein in such form reasonably acceptable to the Vendor.

                                  SCHEDULE 2
                                  ----------

                 REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS
                 --------------------------------------------

Part A - Vendor's Representations, Warranties, and Undertakings
---------------------------------------------------------------

1. The Vendor is the beneficial owner of and has good and valid title to the Sale Shares, and has the full right to sell, convey, transfer and deliver the Sale Shares. Except for the Share Mortgage, the Sale Shares are free and clear of all mortgages, liens, security interests, covenants, options, claims, restrictions or encumbrances of any kind, material defects as to title or restrictions against transfer or assignment thereof.

2. The Vendor will at Completion, upon release of the Share Mortgage, have full power and right to transfer the legal and beneficial title in the Sale Shares.

3. The Vendor, in entering into this Agreement and completing the transactions contemplated herein, does not do so in breach of any existing obligation, applicable legislation or other applicable law. To the best of the Vendor's knowledge, no consent, approval, license, permit, order or authorization (a "Consent") of, or registration, declaration or filing (other than the filing of Form 4 with the SEC) with any government or any court of competent jurisdiction (a "Governmental Entity") is required to be obtained or made by or with respect to the Vendor or the Company in connection with (i) the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein or
    (ii) following the Closing, the conduct by the Company of its business substantially as conducted on the date hereof (the "Business"), other than
    (A) such filings as may be required pursuant to applicable US federal securities laws and (B) Consents, registrations, declarations and filings the absence of which, or the failure to make which, individually or in the aggregate, would not be reasonably likely to have a material adverse effect on the business or results of operations of the Company (a "Company Material Adverse Effect").

4. This Agreement when duly executed will constitute the legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

5. Neither the Vendor, its affiliates (as defined in Rule 501(b) of Regulation D promulgated under the Securities Act) nor any person acting on its behalf has, directly or indirectly:

    (a) made offers or sales of any security, or solicited offers to buy, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Sale Shares under the Securities Act; or

    (b) engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities
        Act) in connection with any offer of the Sale Shares in the U.S. or to a U.S. Person (within the meaning of Regulation S promulgated under the Securities Act).

6. Neither the Vendor, nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on their behalf has engaged in any "directed selling efforts" (as defined in Regulation S) with respect to the Sale Shares.

7. Neither the Vendor, nor any of its affiliates (as defined in Rule 501(b) of Regulation D), nor any person acting on its or their behalf will, directly or indirectly offer to sell, sell or solicit offers to buy, or otherwise seek to effect the transfer or pledge of any of any securities in any manner or by any means which would subject the sale of the Sale Shares to the registration requirements of the Securities Act or any state securities laws or which would be in violation of law and/or which could cause the sale of the Sale Shares under this Agreement, when viewed in the light of any such subsequent offer to sell, sale or solicitation of offers to buy or other transfer, to have been a violation of law.

8. The transfer of the Sale Shares from the Vendor to Purchaser is not part of a plan or scheme to evade the registration requirements of the Securities Act.

9.  The Vendor will use his best endeavours to effect such filings, including
    Schedule 13D and Form 4, as may be required of him under applicable US federal securities laws, within the required statutory periods.

10. To the best of the Vendor's knowledge, there is no pending suit, action or proceeding ("Proceeding") or claim with respect to which the Company has been contacted in writing by counsel for the plaintiff or claimant or threatened Proceedings or claims arising out of the conduct of the Business (other than the Pending Litigation) that (a) relate to or involve more than US$500,000, (b) seek any material injunctive relief or (c) may give rise to any legal restraint on or prohibition against the transactions contemplated by this Agreement. The Pending Litigation is being defended by or in consultation with the Company's insurance carriers, and, to the best of the Vendor's knowledge, the Company maintains adequate insurance to cover all damages which may be awarded to the plaintiffs (or to which they may agree by settlement) in, as well as any costs (including the fees and expenses of counsel) associated with, the Pending Litigation. To the best of the Vendor's knowledge, the Company is not a party or subject to or in default under any judgment, order or decree ("Judgment") other than for such Judgments that, individually and in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

11. To the best of the Vendor's knowledge, the Business will not suffer any material disruption as a result of the announcement by the Vendor of his intention to sell the Sale Shares except that the information communicated by the Vendor to the Purchaser regarding the possible change in one of the primary bankers of the Company may or may not lead to any material disruption. In particular, but without limiting the generality of the foregoing, the Vendor has no knowledge that (i) any supplier or customer of the Business intends to cancel or otherwise substantially modify its relationship with the Company or to decrease materially or limit its services, supplies or materials to the Company, or its usage or purchase of the Company's services or products, or (ii) the consummation of the transactions contemplated hereby will adversely affect the relationship of the Company with any such supplier or customer. To the best of the Vendor's knowledge, no senior employee will leave the Business as a result of the announcement by the Vendor of sale of the Sale Shares so long as the Company continues to offer compensation and benefits to such employee that is substantially similar to the compensation and benefits enjoyed by such employee immediately prior to Completion. To the best of the Vendor's knowledge, since 1 January,

    2005, the Company has caused the Business to be conducted in the ordinary course and in substantially the same manner as previously conducted.

12. To the best of the Vendor's knowledge, the execution of this Agreement and the consummation of the transactions contemplated hereby will not, by itself or in combination with any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from any benefit plan to any current or former director, officer, consultant or employee of the Company or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer, consultant or employee. ).

13. Without limiting the specificity of the foregoing representations and warranties, to the best of the Vendor's knowledge: (i) any factual information provided by or on behalf of the Company (under applicable statute or regulation or otherwise) (including company accounts, whether published or preliminary) was true and accurate in all material respects as at the date (if any) it was provided or as at the date (if any) at which it is stated and (ii) nothing has occurred or been omitted from the information so provided and no information has been given or withheld that results in the information provided by or on behalf of the Company being untrue or misleading in any material respect.

14. The Vendor shall use his best endeavours to procure that, after the date hereof and prior to the Completion Date, except as expressly provided in this Agreement or as may be agreed in writing by the Purchaser, the business of the Company shall be conducted in the same manner as heretofore conducted and only in the ordinary course, and the Vendor shall use his best endeavours to cause the Company to use its best endeavours to preserve the business organization of the Company intact, keep available the services of the current officers and employees of the Company and maintain the existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with the Company, to the end that the goodwill and ongoing business of the Company shall be unimpaired at the Completion Date. Without limiting the foregoing; the Vendor shall, in so far as not inconsistent with his role, obligations and duties as a director, Chairman and Chief Executive Officer of the Company, use his best endeavours to procure that the Company does not, between the date hereof and the Completion Date, take any of the actions set forth in Schedule 3 hereof.

15. The Vendor understands and agrees that upon his resignation as Chairman and Chief Executive Officer of the Company in accordance with Sub-Clause 1.1(e) of Schedule 1, his employment agreement with the Company will terminate, and he will have no claim against the Company for any amounts payable thereunder (other than amounts due for any period of employment ending on or prior to such termination date and not theretofore paid), including without limitation any claim based on premature termination or in respect of any "golden parachute."

16. To the best of the Vendor's knowledge, there has been no Material Adverse Change with respect to the Company since March 31, 2005.

17. Following Completion, and in the event the Transfer Documents are not adequate for this purpose, the Vendor will take such action as may be reasonably required by the Company's stock transfer agent to cause the Sale Shares to be registered, and a certificate representing such Sale Shares to be issued , in the name of the Purchaser or its designee.

18. As at the date of this Agreement, the Vendor beneficially owns options in respect of 200,000 common shares of the Company which were granted to the Vendor by the Company on 19 October 2004. To the best knowledge of the Vendor, no other option entitling the Vendor for additional common share in the Company is forthcoming.



Part B - Purchaser's Representations, Warranties, and Undertakings
------------------------------------------------------------------

1. The Purchaser has full power and authority to enter into and perform this Agreement and in entering into this Agreement and completing the transactions contemplated herein, does not do so in breach of any existing obligation, applicable legislation or other applicable law.

2. This Agreement when duly executed will constitute legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

3. The Purchaser understands that the Sale Shares it is purchasing are characterized as "restricted securities" as that term is defined in Rule 144 under the Securities Act and are being acquired from an affiliate of the Company in a transaction not involving a public offering and that under such laws and applicable regulations the Sale Shares may be resold without registration under the Securities Act only in certain limited circumstances. It agrees that, if in the future it decides to resell, pledge or otherwise transfer such Sale Shares, such Sale Shares may be offered, resold, pledged or otherwise transferred only (i) to a person who is not a U.S. person pursuant to an offshore transaction in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act, (ii) pursuant to an exemption from registration under the Securities Act, or
    (iii) pursuant to an effective registration statement under the Securities Act, and in each of such cases in accordance with any applicable securities laws of any state of the United States; provided that the Vendor acknowledges that the Purchaser expects to pledge the Sale Shares to a financial institution in connection with the granting by such institution of financing for their acquisition. The Purchaser also agrees that it will not engage in hedging transactions with regard to the Sale Shares unless in accordance with regulations issued under the Securities Act; it acknowledges that no representation has been made to it as to the availability of the exemption provided by Rule 144 under the Securities Act for resales of the Sale Shares; and it further understands that any Sale Shares acquired by it will be in the form of individual definitive physical certificates and that such certificates will bear legends set forth in Clause 9 of Part B of Schedule 2.

4. The Convertible Debenture is being, and any securities issuable thereunder (together with all rights now or hereinafter attaching to any of them, including all rights to any interest, dividend or other distribution declared, made or paid after the Completion Date) shall be issued, free from all liens, charges and encumbrances. Except with respect to the granting by the HKSE of its approval, if required, for (i) the issue of the Convertible Debenture and

    (ii) the listing of, and permission to deal in any shares of par value of HK$0.10 in the share capital of GHL issuable thereby upon the exercise of the conversion right under the Convertible Debenture (both of which, if required, will be obtained prior to Completion) and except with respect to the granting by the Bermuda Monetary Authority of its permission for the issuance of the Convertible Debenture and the free transferability of the shares to be issued on conversion in full of the Convertible Debenture, no Consent of, or registration, declaration or filing with any Governmental Entity (including but not limited to the HKSE) or its shareholders is required to be obtained or made by or with respect to GHL in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated herein, including but not limited to the Convertible Debenture and all such securities of GHL issuable thereunder and the obtaining of the permission of listing of such securities on the HKSE.

5. The Purchaser is acquiring the Sale Shares for investment for its own account, not as a nominee or agent, and not with a view to resale or distribution. It has no present intention of selling, transferring or distributing the Sale Shares or any of them (except for granting a lien therein to its lender at Completion). It has not entered into any contract, undertaking, agreement or arrangement with any third party to sell, transfer or distribute the Sale Shares or any of them (except for granting a lien therein to its lender at Completion).

6. The Purchaser understands and acknowledges that the Company does not have any obligation or intention to, and that the Purchaser has no right to require the Company to (i) file any registration statement with the SEC under the Securities Act covering offers and sales of Sale Shares by the Purchaser or any other party, (ii) offer to the Purchaser to exchange shares of its common stock and/or any other of its securities for any Sale Shares in any transaction covered by a registration statement under the Securities Act, or (iii) to prepare or provide to the Purchaser or any other party any information which could, were it so prepared and provided, enable the Purchaser to sell, transfer or otherwise dispose of Sale Shares pursuant to an exemption from the registration requirement of the Securities Act.

7. The Purchaser will advise any transferee of Sale Shares of the restrictions on transfer as described herein, and will procure that any such transferee delivers to the Purchaser a written undertaking to observe and be bound by such restrictions, and either (i) there is then in effect a registration statement under the Securities Act covering such transfer or (ii) such disposition will not require registration of the Sale Shares under the Securities Act.

8. The Purchaser is not a U.S. person, within the meaning of Rule 902 under the Securities Act, and is purchasing the Sale Shares in an offshore transaction (as defined in Regulation S under the Securities Act).

9. It is understood that the certificates evidencing the Sale Shares may bear one or all of the following legends (to the extent such legends appear on any other shares of the Company not registered under the Securities Act):

        (a) "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED OR OTHERWISE

        DISPOSED OF WITHIN THE UNITED STATES, ITS STATES, TERRITORIES AND POSSESSIONS, OR TO ANY CITIZEN OR RESIDENT OF THE UNITED STATES, OR ANY STATE, TERRITORY OR POSSESSION THEREOF, INCLUDING ANY ESTATE OF SUCH PERSON OR ANY CORPORATION, PARTNERSHIP, TRUST OR OTHER ENTITY CREATED OR EXISTING UNDER THE LAWS THEREOF, ABSENT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED. "; and

        (b) Any legend imposed or required by the Company's articles of incorporation or applicable state securities laws.

10. The Purchaser will not engage in hedging transactions with regard to the Sale Shares unless in compliance with the Securities Act.

11. The Purchaser agrees that it will not offer to sell, sell or solicit offers to buy, or otherwise seek to effect the transfer of any of the Sale Shares in any manner or by any means which would subject the sale of the Sale Shares to the registration requirements of the Securities Act or any state securities laws or which would be in violation of law and/or which could cause the sale of the Sale Shares under this Agreement, when viewed in the light of any such subsequent offer to sell, sale or solicitation of offers to buy or other transfer, to have been a violation of law.

12. The Purchaser is duly incorporated and validly existing under the laws of the British Virgin Islands with power to conduct its business in the manner presently conducted.

13. A copy of the memorandum of association and articles of association of the Purchaser which has been supplied to the Vendor and, for the purposes of identification, signed by a director of the Purchaser is up-to-date, complete and accurate in all respects.

14. The Purchaser will effect such filings, including Schedule 13D and Form 3, as may be required pursuant to applicable U.S. federal securities laws, within the required statutory periods.

15. The entering into of this Agreement will not result in any breach of the terms of the memorandum of association and the articles of association of the Purchaser.

16. The Purchaser's principal business address is located outside the United States.

17. To the best of the Purchaser's knowledge, there is no pending Proceeding or claim with respect to which GHL has been contacted in writing by counsel for the plaintiff or claimant or threatened Proceedings or claims arising out of the conduct of the Purchaser's business as it is presently conducted that (a) relate to or involve more than US$500,000, (b) seek any material injunctive relief or (c) may give rise to any legal restraint on or prohibition against the transactions contemplated by this Agreement. To the best of the Purchaser's knowledge, GHL is not a party or subject to or in default under any Judgment other than for such Judgments that, individually and in the aggregate, could not reasonably be expected to have a material adverse effect on the business or results of operations of the business of GHL as it is presently conducted.

18. To the best of the Purchaser's knowledge, the business of the GHL as it is presently conducted will not suffer any material disruption as a result of the announcement by the Purchaser of its intention to purchase the Sale Shares. In particular, but without limiting the generality of the foregoing, the Purchaser has no knowledge that (i) any supplier or customer GHL's business as it is presently conducted intends to cancel or otherwise substantially modify its relationship with GHL or to decrease materially or limit its services, supplies or materials to GHL, or its usage or purchase of GHL's services or products, or (ii) the consummation of the transactions contemplated hereby will adversely affect the relationship of GHL with any such supplier or customer. To the best of the Purchaser's knowledge, no senior employee will leave GHL as a result of the announcement by the Purchaser of the purchase of the Sale Shares and the issue of securities pursuant to the Convertible Debenture so long as GHL continues to offer compensation and benefits to such employee that is substantially similar to the compensation and benefits enjoyed by such employee immediately prior to Completion. To the best of the Purchaser's knowledge, since 1 January, 2005, GHL has conducted its business in the ordinary course and in substantially the same manner as previously conducted.

19. To the best of the Purchaser's knowledge, the execution of this Agreement and the consummation of the transactions contemplated hereby will not, by itself or in combination with any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from any benefit plan to any current or former director, officer, consultant or employee of GHL or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer, consultant or employee.

20. Without limiting the specificity of the foregoing representations and warranties, to the best of the Purchaser's knowledge: (i) any factual information provided by or on behalf of GHL (under applicable statutes or regulation or otherwise) (including company accounts, whether published or preliminary) was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated and (ii) nothing has occurred or been omitted from the information so provided and no information has been given or withheld that results in the information provided by or on behalf of GHL being untrue or misleading in any material respect.

                                  SCHEDULE 3
                                  ----------

             ACTIONS OF THE COMPANY BETWEEN SIGNING AND COMPLETION
             -----------------------------------------------------

Between the date hereof and the Completion Date:

1. The Company shall not: (i) amend its certificate of incorporation or by-laws or similar organizational documents in a material manner; (ii) issue, sell, transfer, pledge, dispose of or encumber any shares of any class or series of its capital stock or indebtedness having general voting rights and debt convertible into securities having such rights ("Voting Debt"), or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or any Voting Debt; (iii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to any shares of any class or series of its capital stock; (iv) split, combine or reclassify any shares of any class or series of its capital stock; or (v) redeem, purchase or otherwise acquire directly or indirectly any shares of any class or series of its capital stock, or any instrument or security which consists of or includes a right to acquire such shares;

2. The Company shall not incur any new indebtedness other than trade debt incurred in the ordinary course of business;

3. The Company shall not make any material change in the compensation payable or to become payable to any of the officers, employees, agents or consultants of the Company (other than normal recurring increases in the ordinary course of business consistent with past practice in wages payable to employees who are not officers of the Company) or to persons providing management services to the Company, or enter into or materially amend any employment, severance, consulting, termination or other agreement with, or employee benefit plan for, or make any loan or advance to, any of the officers, employees, affiliates, agents or consultants of the Company or make any material change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise;

4. The Company shall not enter into any contract or transaction relating to the purchase of assets other than (i) in the ordinary course of business consistent with past practices or (ii) purchases for which the aggregate purchase consideration is US$100,000 or less;

5. The Company shall not adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

6. The Company shall not take, or agree to or commit to take, any action that would or is reasonably likely to result in any of the conditions to the Completion set forth in Article 3 not being satisfied, or would make any representation or warranty of the Vendor contained herein inaccurate in any respect at, or as of any time prior to, the Completion Date, or that would materially impair the ability of the Vendor or the Purchaser to consummate the Completion in accordance with the terms hereof or materially delay such consummation; and

7. The Company shall not enter into any agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose or announce an intention to do, any of the foregoing.

                                   EXHIBIT A

                            REPRESENTATION LETTERS

FORM OF VENDOR'S REPRESENTATIONAL LETTER

[Date]

Emerson Radio Corp.
Nine Entin Road,
Parsippany, New Jersey 07054-0430,
U.S.A.

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Hong Kong SAR, China


Ladies and Gentlemen:

Re:   Transfer of Shares of Emerson Radio Corp.

I (the "Vendor") am delivering this letter in connection with the transfer of 10 million common shares, (the "Sale Shares") of Emerson Radio Corp., a Delaware corporation (the "Company") pursuant to an Agreement for the Sale and Purchase of Shares dated [o] August, 2005 (the "Agreement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings given to them under the Agreement.

The Vendor hereby represents, warrants, and undertakes as follows:

1. These representations, warranties and undertakings are true and correct as of the date hereof, and will be true and correct on the date and as of the time the transaction under the Agreement is consummated.

2. The Vendor acknowledges that the representations, warranties and undertakings herein are being made for the benefit of, and may be relied upon by you, as well as the transfer agent for the Company's common shares and counsel for the Company, for purposes in connection with ensuring compliance with United States securities laws. The Vendor agrees to notify you promptly in writing if any of the foregoing ceases to be accurate and complete. The Vendor agrees that this letter or a copy hereof may be produced to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. These representations, warranties and undertakings shall survive the closing of the transaction under the Agreement and shall remain in full force and effect.

3. The Vendor is the beneficial owner of and has good and valid title to the Sale Shares, and has the full right to sell, convey, transfer and deliver the Sale Shares. Except for the Share Mortgage, the Sale Shares are free and clear of all mortgages, liens, security interests, covenants, options, claims, restrictions or encumbrances of any kind, material defects as to title or restrictions against transfer or assignment thereof.

4. The Vendor will at Completion, upon release of the Share Mortgage, have full power and right to transfer the legal and beneficial title in the Sale Shares.

5. The Vendor, in entering into the Agreement and completing the transactions contemplated herein, does not do so in breach of any existing obligation, applicable legislation or other applicable law. To the best of the Vendor's knowledge, no Consent of, or registration, declaration or filing (other than the filing of Form 4 with the SEC) with any Governmental Entity is required to be obtained or made by or with respect to the Vendor or the Company in connection with (i) the execution, delivery and performance of the Agreement or the consummation of the transactions contemplated herein or (ii) following the Closing, the conduct by the Company of its Business substantially as conducted on the date hereof, other than (A) such filings as may be required pursuant to applicable US federal securities laws and (B) Consents, registrations, declarations and filings the absence of which, or the failure to make which, individually or in the aggregate, would not be reasonably likely to have a Company Material Adverse Effect.

6. The Agreement when duly executed will constitute the legal, valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

7. Neither the Vendor, its affiliates (as defined in Rule 501(b) of Regulation D promulgated under the Securities Act) nor any person acting on its behalf has, directly or indirectly:

    (a) made offers or sales of any security, or solicited offers to buy, or otherwise negotiated in respect of, any security, under circumstances that would require the registration of the Sale Shares under the Securities Act; or

    (b) engaged in any form of general solicitation or general advertising (within the meaning of Regulation D promulgated under the Securities
        Act) in connection with any offer of the Sale Shares in the U.S. or to a U.S. Person (within the meaning of Regulation S promulgated under the Securities Act).

8. Neither the Vendor, nor any of its affiliates (as defined in Rule 405 under the Securities Act), nor any person acting on their behalf has engaged in any "directed selling efforts" (as defined in Regulation S) with respect to the Sale Shares.

9. Neither the Vendor, nor any of its affiliates (as defined in Rule 501(b) of Regulation D), nor any person acting on its or their behalf will, directly or indirectly offer to sell, sell or solicit offers to buy, or otherwise seek to effect the transfer or pledge of any of any securities in any manner or by any means which would subject the sale of the Sale Shares to the registration requirements of the Securities Act or any state securities laws or which would be in violation of law and/or which could cause the sale of the Sale Shares under the Agreement, when viewed in the light of any such subsequent offer to sell, sale or solicitation of offers to buy or other transfer, to have been a violation of law.

10. The transfer of the Sale Shares from the Vendor to Purchaser is not part of a plan or scheme to evade the registration requirements of the Securities Act.

11. The Vendor will use his best endeavours to effect such filings, including
    Schedule 13D and Form 4, as may be required of him under applicable US federal securities laws, within the required statutory periods.

12. To the best of the Vendor's knowledge, there is no pending Proceeding or claim with respect to which the Company has been contacted in writing by counsel for the plaintiff or claimant or threatened Proceedings or claims arising out of the conduct of the Business (other than the Pending Litigation) that (a) relate to or involve more than US$500,000, (b) seek any material injunctive relief or (c) may give rise to any legal restraint on or prohibition against the transactions contemplated by the Agreement. The Pending Litigation is being defended by or in consultation with the Company's insurance carriers, and, to the best of the Vendor's knowledge, the Company maintains adequate insurance to cover all damages which may be awarded to the plaintiffs (or to which they may agree by settlement) in, as well as any costs (including the fees and expenses of counsel) associated with, the Pending Litigation. To the best of the Vendor's knowledge, the Company is not a party or subject to or in default under any Judgment other than for such Judgments that, individually and in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect.

13. To the best of the Vendor's knowledge, the Business will not suffer any material disruption as a result of the announcement by the Vendor of his intention to sell the Sale Shares except that the information communicated by the Vendor to the Purchaser regarding the possible change in one of the primary bankers of the Company may or may not lead to any material disruption. In particular, but without limiting the generality of the foregoing, the Vendor has no knowledge that (i) any supplier or customer of the Business intends to cancel or otherwise substantially modify its relationship with the Company or to decrease materially or limit its services, supplies or materials to the Company, or its usage or purchase of the Company's services or products, or (ii) the consummation of the transactions contemplated hereby will adversely affect the relationship of the Company with any such supplier or customer. To the best of the Vendor's knowledge, no senior employee will leave the Business as a result of the announcement by the Vendor of sale of the Sale Shares so long as the Company continues to offer compensation and benefits to such employee that is substantially similar to the compensation and benefits enjoyed by such employee immediately prior to Completion. To the best of the Vendor's knowledge, since 1 January, 2005, the Company has caused the Business to be conducted in the ordinary course and in substantially the same manner as previously conducted.

14. To the best of the Vendor's knowledge, the execution of the Agreement and the consummation of the transactions contemplated hereby will not, by itself or in combination with any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from any benefit plan to any current or former director, officer, consultant or employee of the Company or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer, consultant or employee.

15. Without limiting the specificity of the foregoing representations and warranties, to the best of the Vendor's knowledge: (i) any factual information provided by or on behalf of the Company (under applicable statute or regulation or otherwise) (including company accounts, whether published or preliminary) was true and accurate in all material respects as at the date (if any) it was provided or as at the date (if any) at which it is stated and (ii) nothing has occurred or been omitted from the information so provided and no information has been given or withheld that results in the information provided by or on behalf of the Company being untrue or misleading in any material respect.

16. The Vendor shall use his best endeavours to procure that, after the date hereof and prior to the Completion Date, except as expressly provided in the Agreement or as may be agreed in writing by the Purchaser, the business of the Company shall be conducted in the same manner as heretofore conducted and only in the ordinary course, and the Vendor shall use his best endeavours to cause the Company to use its best endeavours to preserve the business organization of the Company intact, keep available the services of the current officers and employees of the Company and maintain the existing relations with franchisees, customers, suppliers, creditors, business partners and others having business dealings with the Company, to the end that the goodwill and ongoing business of the Company shall be unimpaired at the Completion Date. Without limiting the foregoing; the Vendor shall, in so far as not inconsistent with his role, obligations and duties as a director, Chairman and Chief Executive Officer of the Company, use his best endeavours to procure that the Company does not, between the date hereof and the Completion Date, take any of the actions set forth in Schedule 3 of the Agreement.

17. The Vendor understands and agrees that upon his resignation as Chairman and Chief Executive Officer of the Company in accordance with Sub-Clause 1.1(e) of Schedule 1 to the Agreement, his employment agreement with the Company will terminate, and he will have no claim against the Company for any amounts payable thereunder (other than amounts due for any period of employment ending on or prior to such termination date and not theretofore paid), including without limitation any claim based on premature termination or in respect of any "golden parachute."

18. To the best of the Vendor's knowledge, there has been no Material Adverse Change with respect to the Company since March 31, 2005.

19. Following Completion, and in the event the Transfer Documents are not adequate for this purpose, the Vendor will take such action as may be reasonably required by the Company's stock transfer agent to cause the Sale Shares to be registered, and a certificate representing such Sale Shares to be issued , in the name of the Purchaser or its designee.

20. As at the date of the Agreement, the Vendor beneficially owns options in respect of 200,000 common shares of the Company which were granted to the Vendor by the Company on 19 October 2004. To the best knowledge of the Vendor, no other option entitling the Vendor for additional common share in the Company is forthcoming.

IN WITNESS WHEREOF, the undersigned has hereunto set forth his/her name as of the date first above written.




------------------------------------
GOTTFRIED LUDWIG PRENTICE JURICK

                  FORM OF PURCHASER'S REPRESENTATIONAL LETTER

[Date]

Emerson Radio Corp.
Nine Entin Road,
Parsippany, New Jersey 07054-0430,
U.S.A.

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Hong Kong SAR, China


Ladies and Gentlemen:

Re:   Transfer of Shares of Emerson Radio Corp.

I/We (the "Purchaser") am/are delivering this letter in connection with the transfer of 10 million common shares, (the "Sale Shares") of Emerson Radio Corp., a Delaware corporation (the "Company") pursuant to an Agreement for the Sale and Purchase of Shares dated [o] August, 2005 (the "Agreement"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings given to them under the Agreement.

The Purchaser hereby represents, warrants, and undertakes as follows:

1. These representations, warranties and undertakings are true and correct as of the date hereof, and will be true and correct on the date and as of the time the transaction under the Agreement is consummated.

2. The Purchaser acknowledges that the representations, warranties and undertakings herein are being made for the benefit of, and may be relied upon by you, as well as the transfer agent for the Company's common shares and counsel for the Company, for purposes in connection with ensuring compliance with United States securities laws. The Purchaser agrees to notify you promptly in writing if any of the foregoing ceases to be accurate and complete. The Purchaser agrees that this letter or a copy hereof may be produced to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. These representations, warranties and undertakings shall survive the closing of the transaction under the Agreement and shall remain in full force and effect.

3. The Purchaser has full power and authority to enter into and perform the Agreement and in entering into the Agreement and completing the transactions contemplated herein, does not do so in breach of any existing obligation, applicable legislation or other applicable law.

4. The Agreement when duly executed will constitute legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

5. The Purchaser understands that the Sale Shares it is purchasing are characterized as "restricted securities" as that term is defined in Rule 144 under the Securities Act and are being acquired from an affiliate of the Company in a transaction not involving a public offering and that under such laws and applicable regulations the Sale Shares may be resold without registration under the Securities Act only in certain limited circumstances. It agrees that, if in the future it decides to resell, pledge or otherwise transfer such Sale Shares, such Sale Shares may be offered, resold, pledged or otherwise transferred only (i) to a person who is not a U.S. person pursuant to an offshore transaction in compliance with Rule 903 or Rule 904 of Regulation S under the Securities Act, (ii) pursuant to an exemption from registration under the Securities Act, or
    (iii) pursuant to an effective registration statement under the Securities Act, and in each of such cases in accordance with any applicable securities laws of any state of the United States; provided that the Vendor acknowledges that the Purchaser expects to pledge the Sale Shares to a financial institution in connection with the granting by such institution of financing for their acquisition. The Purchaser also agrees that it will not engage in hedging transactions with regard to the Sale Shares unless in accordance with regulations issued under the Securities Act; it acknowledges that no representation has been made to it as to the availability of the exemption provided by Rule 144 under the Securities Act for resales of the Sale Shares; and it further understands that any Sale Shares acquired by it will be in the form of individual definitive physical certificates and that such certificates will bear legends set forth in Clause 9 of Part B of Schedule 2 of the Agreement.

6. The Convertible Debenture is being, and any securities issuable thereunder (together with all rights now or hereinafter attaching to any of them, including all rights to any interest, dividend or other distribution declared, made or paid after the Completion Date) shall be issued, free from all liens, charges and encumbrances. Except with respect to the granting by the HKSE of its approval, if required, for (i) the issue of the Convertible Debenture and (ii) the listing of, and permission to deal in any shares of par value of HK$0.10 in the share capital of GHL issuable thereby upon the exercise of the conversion right under the Convertible Debenture (both of which, if required, will be obtained prior to Completion) and except with respect to the granting by the Bermuda Monetary Authority of its permission for the issuance of the Convertible Debenture and the free transferability of the shares to be issued on conversion in full of the Convertible Debenture, no Consent of, or registration, declaration or filing with any Governmental Entity (including but not limited to the HKSE) or its shareholders is required to be obtained or made by or with respect to GHL in connection with the execution, delivery and performance of the Agreement or the consummation of the transactions contemplated herein, including but not limited to the Convertible Debenture and all such securities of GHL issuable thereunder and the obtaining of the permission of listing of such securities on the HKSE.

7. The Purchaser is acquiring the Sale Shares for investment for its own account, not as a nominee or agent, and not with a view to resale or distribution. It has no present intention of selling, transferring or distributing the Sale Shares or any of them (except for granting a lien therein to its lender at Completion). It has not entered into any contract, undertaking, agreement or arrangement with any third party to sell, transfer or distribute the Sale Shares or any of them (except for granting a lien therein to its lender at Completion).

8. The Purchaser understands and acknowledges that the Company does not have any obligation or intention to, and that the Purchaser has no right to require the Company to (i) file any registration statement with the SEC under the Securities Act covering offers and sales of Sale Shares by the Purchaser or any other party, (ii) offer to the Purchaser to exchange shares of its common stock and/or any other of its securities for any Sale Shares in any transaction covered by a registration statement under the Securities Act, or (iii) to prepare or provide to the Purchaser or any other party any information which could, were it so prepared and provided, enable the Purchaser to sell, transfer or otherwise dispose of Sale Shares pursuant to an exemption from the registration requirement of the Securities Act.

9. The Purchaser will advise any transferee of Sale Shares of the restrictions on transfer as described herein, and will procure that any such transferee delivers to the Purchaser a written undertaking to observe and be bound by such restrictions, and either (i) there is then in effect a registration statement under the Securities Act covering such transfer or (ii) such disposition will not require registration of the Sale Shares under the Securities Act.

10. The Purchaser is not a U.S. person, within the meaning of Rule 902 under the Securities Act, and is purchasing the Sale Shares in an offshore transaction (as defined in Regulation S under the Securities Act).

11. It is understood that the certificates evidencing the Sale Shares may bear one or all of the following legends (to the extent such legends appear on any other shares of the Company not registered under the Securities Act):

        (a) "THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF WITHIN THE UNITED STATES, ITS STATES, TERRITORIES AND POSSESSIONS, OR TO ANY CITIZEN OR RESIDENT OF THE UNITED STATES, OR ANY STATE, TERRITORY OR POSSESSION THEREOF, INCLUDING ANY ESTATE OF SUCH PERSON OR ANY CORPORATION, PARTNERSHIP, TRUST OR OTHER ENTITY CREATED OR EXISTING UNDER THE LAWS THEREOF, ABSENT AN EFFECTIVE REGISTRATION THEREOF UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED."; and

        (b) Any legend imposed or required by the Company's articles of incorporation or applicable state securities laws.

12. The Purchaser will not engage in hedging transactions with regard to the Sale Shares unless in compliance with the Securities Act.

13. The Purchaser agrees that it will not offer to sell, sell or solicit offers to buy, or otherwise seek to effect the transfer of any of the Sale Shares in any manner or by any means which would subject the sale of the Sale Shares to the registration requirements of the Securities Act or any state securities laws or which would be in violation of law and/or which could cause the sale of the Sale Shares under the Agreement, when viewed in the light of any such subsequent offer to sell, sale or solicitation of offers to buy or other transfer, to have been a violation of law.

14. The Purchaser shall use its best endeavours to effect such filings, including Schedule 13D and Form 3, as may be required of him under applicable US federal securities laws, within the required statutory periods.

15. The Purchaser is duly incorporated and validly existing under the laws of the British Virgin Islands with power to conduct its business in the manner presently conducted.

16. A copy of the memorandum of association and articles of association of the Purchaser which has been supplied to the Vendor and, for the purposes of identification, signed by a director of the Purchaser is up-to-date, complete and accurate in all respects.

17. The entering into of the Agreement will not result in any breach of the terms of the memorandum of association and the articles of association of the Purchaser.

18. The Purchaser will effect such filings, including Schedule 13D and Form 3, as may be required pursuant to applicable U.S. federal securities laws, within the required statutory periods.

19. The Purchaser's principal business address is located outside the United States.

20. To the best of the Purchaser's knowledge, there is no pending Proceeding or claim with respect to which GHL has been contacted in writing by counsel for the plaintiff or claimant or threatened Proceedings or claims arising out of the conduct of the Purchaser's business as it is presently conducted that (a) relate to or involve more than US$500,000, (b) seek any material injunctive relief or (c) may give rise to any legal restraint on or prohibition against the transactions contemplated by the Agreement. To the best of the Purchaser's knowledge, GHL is not a party or subject to or in default under any Judgment other than for such Judgments that, individually and in the aggregate, could not reasonably be expected to have a material adverse effect on the business or results of operations of the business of GHL as it is presently conducted.

21. To the best of the Purchaser's knowledge, the business of the GHL as it is presently conducted will not suffer any material disruption as a result of the announcement by the Purchaser of its intention to purchase the Sale Shares. In particular, but without limiting the generality of the foregoing, the Purchaser has no knowledge that (i) any supplier or customer GHL's business as it is presently conducted intends to cancel or otherwise substantially modify its relationship with GHL or to decrease materially or limit its services, supplies or materials to GHL, or its usage or purchase of GHL's services or products, or (ii) the consummation of the transactions contemplated hereby will adversely affect the relationship of GHL with any such supplier or customer. To the best of the Purchaser's knowledge, no senior employee will leave GHL as a result of the announcement by the Purchaser of the purchase of the Sale Shares and the issue of securities pursuant to the Convertible Debenture so long as GHL continues to offer compensation and benefits to such employee that is substantially similar to the compensation and benefits enjoyed by such employee immediately prior to Completion. To the best of the Purchaser's knowledge, since 1 January, 2005, GHL has conducted its business in the ordinary course and in substantially the same manner as previously conducted.

22. To the best of the Purchaser's knowledge, the execution of the Agreement and the consummation of the transactions contemplated hereby will not, by itself or in combination with any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from any benefit plan to any current or former director, officer, consultant or employee of GHL or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer, consultant or employee.

23. Without limiting the specificity of the foregoing representations and warranties, to the best of the Purchaser's knowledge: (i) any factual information provided by or on behalf of GHL (under applicable statutes or regulation or otherwise) (including company accounts, whether published or preliminary) was true and accurate in all material respects as at the date (if any) it was provided or as at the date (if any) at which it is stated and (ii) nothing has occurred or been omitted from the information so provided and no information has been given or withheld that results in the information provided by or on behalf of GHL being untrue or misleading in any material respect.



IN WITNESS WHEREOF, the undersigned has hereunto set forth his/her name as of the date first above written.




--------------------------------
S&T INTERNATIONAL DISTRIBUTION
LIMITED

                                   EXHIBIT B

                         FORM OF CONVERTIBLE DEBENTURE




                                  CERTIFICATE
                                  -----------

                                                   Certificate No. [_________]


                          The Grande Holdings Limited
               (Incorporated in Bermuda with limited liability)

        US$26,000,000 CONVERTIBLE DEBENTURE DUE AUGUST          , 2008

THIS IS TO CERTIFY that Gottfried Ludwig Prentice Jurick whose address is Suite 2520, 25/F, Sutton Court, Gateway Apartments, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong is the registered holder (the "Debentureholder") of a convertible debenture due August , 2008 issued by The Grande Holdings Limited (the "Company") and dated August , 2005 (the "Debenture ").

The Debenture in respect of which this Certificate is issued is a convertible debenture issued pursuant to the bylaws of the Company and a resolution of [______] of the Company passed on August [___], 2005.

The Debentureholder is entitled to require the Company to convert the whole or any part(s) of the principal amount outstanding under the Debenture into ordinary shares in the capital of the Company subject to and in accordance with the terms and conditions attached hereto which shall form an integral part of this Certificate (the "Conditions").

Subject to the foregoing, the Company, for value received, promises to redeem the Debenture and pay the principal sum of US$26,000,000 and such other amounts as shall become due in respect of the Debenture to the Debentureholder in accordance with the Conditions.

GIVEN under the Seal of The Grande Holdings Limited on August [___], 2005.



---------------------------------------
Director

---------------------------------------
Secretary/Director

Note:

The Debenture cannot be transferred to bearer on delivery and is transferable only to the extent permitted by Condition 2 of the Conditions. The Debenture must be delivered to the Registrar for cancellation and reissue of an appropriate certificate in the event of any such transfer.



                  (For endorsement of any partial conversion)



Date                        Amount Converted          Amount Outstanding
----                        ----------------          ------------------

                             TERMS AND CONDITIONS

The Debenture is in the principal amount of US$26,000,000 is issued by, and convertible into shares of, The Grande Holdings Limited (the "Company"). The Debenture shall be held subject to and with the benefit of the terms and conditions set out below. Words and expressions set out below shall have the meanings attributed to them below unless the context otherwise requires:

"Adjustment"                        any adjustment which may be made to the
                                    Conversion Price pursuant to Condition 7;

"Adjustment Events"                 the events leading to any Adjustment;

"Business Day"                      a day (except Saturday) on which banks in
                                    Hong Kong are open for business for more than four hours;

 "CCASS" the Central Clearing and Settlement System operated by Hong Kong Securities Clearing Company Limited;

"closing price per Share"           the closing price per Share for one or
                                    more board lots of the Shares quoted on
                                    the daily quotation list of the Stock
                                    Exchange, or, if the Stock Exchange begins to operate on an extended hours basis and does not designate the closing price, then the last trade price of the Shares prior to 4:00 p.m. (Hong Kong time). If such closing price cannot be calculated for the Shares on a particular date on the foregoing bases, the closing price per Share on such date shall be the fair market value as mutually determined by the Company and the Debentureholder from time to time. If the Company and the Debentureholder from time to time are unable to agree upon the fair market value of the Shares, then it shall be as determined in good faith by an approved merchant bank or auditors of the Company for the time being (as defined in Condition 7.2);

"Conditions"                        the terms and conditions attached to or
                                    endorsed on the Debenture and "Condition" refers to the relative numbered paragraph of the Conditions;

"Conversion Price"                  HK$7.16;

"Conversion Rights"                 the rights attached to the Debenture to
                                    convert the whole or any part(s) of the
                                    principal amount into Shares;

"Conversion Shares"                 the Shares to be issued by the Company
                                    under the Debenture (whether upon exercise by the Debentureholder of the Conversion
                                    Rights, or otherwise pursuant to the
                                    Conditions);

"Debentureholder"                   the person who is for the time being the
                                    registered holder of the Debenture;

"Encumbrances"                      (i) any mortgage, charge, pledge, lien,
                                    encumbrance, hypothecation or other
                                    security interest or security arrangement of any kind; (ii) any arrangement whereby any rights are subordinated to any rights of any third party; and (iii) any contractual right of set-off;

"Events of Default"                 shall have the meaning ascribed thereto in
                                    Condition 10;

"Exchange Rate"                     shall be seven (7) U.S. Dollars and eighty
                                    (80) cents to one (1) H.K. Dollar (US$1=
                                    HK$7.80);

"Exercise Date"                     a date on which a notice is given pursuant
                                    to Condition 8.1 in respect of the
                                    exercise of the Conversion Rights in
                                    accordance with the Conditions;

"Hong Kong"                         the Hong Kong Special Administrative
                                    Region of the People's Republic of China;

"Listing Rules"                     the Rules Governing the Listing of
                                    Securities on the Stock Exchange;

"Maturity Date"                     has the meaning ascribed thereto in
                                    Condition 1;

"month" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month provided that if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last day in that later month;

"Purchase                           Agreement" the Agreement for the Sale and
                                    Purchase of Certain Shares in Emerson
                                    Radio Corporation, dated as of August ,
                                    2005, by and amongst the Debentureholder, S&T International Distribution Limited and the Company;

"Registrar"                         The Grande Holdings Limited, the branch
                                    share registrar and transfer office of the Company at 12th Floor, The Grande
                                    Building, 398 Kwun Tong Road, Kowloon,
                                    Hong Kong or such other registrar and
                                    address as notified by the Company to the Debentureholder;

"Share(s)"                          the share(s) of par value of HK$0.10 each
                                    in the share capital of the Company
                                    existing on the issue date of the
                                    Debenture and all other (if any) or shares from time to time and for the time being ranking pari passu therewith and all other
                                    (if any) shares resulting from any
                                    sub-division, consolidation or
                                    re-classification thereof;

"Stock Exchange"                    The Stock Exchange of Hong Kong Limited;

"trading day"                       a day on which the Shares are traded on
                                    the Stock Exchange for a minimum of 3
                                    hours and an official closing price per
                                    Share is provided by the Stock Exchange;

"HK$" (or "H.K. Dollars")           Hong Kong dollars and cents, respectively;
and and "HK cents"

"US$" (or "U.S. Dollars")           United States dollars and cents,
and "cents"                         respectively.

The expressions "Company" and "Debentureholder" shall, where the context permits, include their respective successors and permitted assigns and any persons deriving title under them.

In the Debenture, unless the context requires otherwise:

(a) references to statutory provisions shall be construed as references to those provisions as replaced, amended, modified or re-enacted from time to time;

(b)   words importing the singular include the plural and vice versa;

(c) words importing any gender or the neuter include both genders and the neuter;

(d) references to the Debenture or any issue document shall be construed as references to such document as the same may be amended or supplemented from time to time; and

(e) Condition headings are inserted for reference only and shall be ignored in construing the Debenture.



1     MATURITY
      --------

      Subject as provided herein, the Company shall repay the outstanding principal amount of the Debenture, together with any unpaid interest accrued thereon up to and including the date of actual payment, subject to and in accordance with the Conditions on the third anniversary of the issue date of the Debenture (the "Maturity Date").



2     STATUS, TRANSFER AND SPLITTING
      ------------------------------

2.1 The obligations of the Company arising under the Debenture constitute general, unconditional, unsecured, unsubordinated obligations of the Company and rank, and shall rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of the Company except for obligations accorded preference by mandatory provisions of applicable law. No application shall be made for a listing of the Debenture in any jurisdiction.

2.2 The Debenture or any part(s) thereof may be assigned or transferred to, or mortgaged or charged in favour of, any third party during the period from the issue date of the Debenture to the Maturity Date, subject only to compliance of the conditions hereunder and further subject to the conditions, approvals, requirements and any other provisions of or under:

      (a) the Stock Exchange (and any other stock exchange on which the Shares may be listed at the relevant time) or their rules and regulations; and

      (b)   all applicable laws and regulations.

      If the Debenture is transferred to a connected person (as defined in the Listing Rules) of the Company or its associate(s) (as defined in the Listing Rules), the Company shall immediately notify the Stock Exchange and such transfer shall be made subject to full compliance with the Listing Rules.

2.3 Any assignment, transfer, mortgage or charge of the Debenture shall be in respect of the whole or any part(s) of the outstanding principal amount of the Debenture. The Company shall facilitate any such assignment, transfer, mortgage or charge including making any application to the Stock Exchange or other third parties (at the expense of the Debentureholder) for necessary approvals. Title to the Debenture passes only upon the issue of a new Debenture certificate to the transferee or assignee of the Debenture in accordance with Condition 2.4(a)(ii). The Debentureholder shall (except as otherwise required by law) be treated as the absolute owner of the Debenture for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Debenture) and no person shall be liable for so treating the Debentureholder.

2.4   (a)   In relation to any assignment or transfer of the Debenture permitted under or otherwise pursuant to this Condition 2:

            (i) the Debenture or any part(s) thereof may only be transferred by execution of a form of transfer (the "Transfer Form") as set out in Exhibit 2 attached hereto obtainable from the Registrar by the transferor and the transferee (or their duly authorised representatives) or, where either the transferor or transferee is a corporation, under its common seal (if any) and under the hand of one of its officers duly authorised in writing or otherwise executed by a duly authorised officer thereof. In this Condition, "transferor" shall, where the context permits or requires, include joint transferors or can be construed accordingly;

            (ii) the Debenture must be delivered for cancellation to the Registrar accompanied by:

                  (A)   a duly executed Transfer Form;

                  (B) in the case of the execution of the Transfer Form on behalf of a corporation by its officers, the authority of that person or those persons to do so; and

                  (C) such other evidence as the Company may reasonably require if the Transfer Form is executed by some other person on behalf of the Debentureholder;

            and the Registrar shall, within five (5) Business Days of receipt of such documents from the Debentureholder, cancel the existing certificate for the Debenture and issue new certificate(s) for the Debenture or any part(s) thereof in respect of the whole or such part(s) of the principal amount of the Debenture so transferred, in favour of the transferee or assignee as applicable and (if appropriate) issue to the Debentureholder a new certificate for such part of the Debenture in respect of any balance thereof retained by the Debentureholder; and

      (b) the Company shall maintain at such location outside Hong Kong as it shall from time to time determine and give a full and complete register of the Debentureholders, the conversion, cancellation and destruction of the Debenture, any replacement certificate issued in substitution for any defaced, lost, stolen or destroyed certificate and of details of all Debentureholders from time to time. The Company shall make available such register to the Debentureholder for inspection at all reasonable times.

2.5 In relation to any mortgage or charge of this Debenture, the Debentureholder shall give the Company written notice at least ten (10) Business Days prior to the completion of such mortgage or charge. In addition, prior to granting the mortgage or charge, the Debentureholder will procure from the mortgagee an undertaking (in form and substance reasonably acceptable to the Company) to comply with all of the terms of this Agreement with respect to transfers and assignments.

2.6 The Debenture certificate may be split at the request of the Debentureholder, provided that the principal amount of the Debenture to be split shall be the multiple of US$1 million (with a minimum of US$5 million) and the principal amount of each new Debenture certificate to be issued after the splitting shall be US$ 1 million or its multiple (with a minimum of US$5 million).

2.7 The Debentureholder may present the original Debenture certificate(s) to the Registrar at the Registrar's address specified in Condition 15 for splitting. The Registrar shall, within ten (10) Business Days of receipt of the original Debenture certificate(s) from the Debentureholder, cancel the existing certificate(s) for the Debenture and subject to Condition 2.6, issue new certificate(s) for the Debenture in respect of the principal amount of the Debenture so split and in the number of Debentures certificates the Debentureholder so requested, in the name of the Debentureholder.

2.8 Scrip fee of HK$2.50 (as may be revised as time to time) will be charged to the Debentureholder for the issue of each new Debenture certificate. Any reasonable legal and other costs and expenses which may be properly incurred by the Company in connection with any transfer or assignment or splitting of the Debenture or any part(s) thereof or any request therefor shall be borne by the Debentureholder.

2.9 Neither the Debenture nor the Conversion Shares shall be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and the Debentureholder agrees that it will not reoffer, resell, pledge or otherwise transfer the Debentures or the Conversion Shares except (a) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S of the Securities Act or (b) in a transaction exempt from the registration requirements of the Securities Act.



3     INTEREST
      --------

3.1 No interest shall be payable on the Debenture for the period beginning on the issue date of the Debenture and ending one (1) day prior to the first anniversary of such issue date. Subject as provided herein, for the period from the first anniversary of the issue date of the Debenture until the Maturity Date, interest shall accrue on the principal amount outstanding under the Debenture at the rate of three percent (3%) per annum.



4     PAYMENTS
      --------

4.1 All payments by the Company hereunder shall be made in immediately available funds after deduction of any withholdings or deductions for any present or future taxes, imposts, levies, duties or other charges payable by the Company as required by law.

4.2 All payments by the Company hereunder shall be made no later than 5 p.m. on the due date, by remittance to such bank account in Hong Kong as the Debentureholder may notify the Company from time to time.

4.3 If the due date for payment of any amount in respect of the Debenture is not a Business Day, the Debentureholder shall be entitled to payment on the next following Business Day in the same manner together with any interest accrued in respect of any such delay.

4.4 The Company shall not be obliged to make any payment on the redemption of the outstanding principal amount of the Debenture until it has received the certificate for the Debenture.

4.5 If the Company defaults in the payment of any sum due and payable under the Debenture, the Company shall pay interest on such sum to the Debentureholder from the due date to the date of actual payment in full (both before and after judgment) calculated at the rate of two per cent (2%) per annum over the otherwise applicable interest rate.

5     REDEMPTION

5.1 Unless previously converted in accordance with these Conditions, upon presentation on the Maturity Date of the original of the certificate for the Debenture to the Company at its address specified in Condition 15, the Debenture shall be redeemed by the Company at its principal amount outstanding in U.S. Dollars.

5.2 The Company shall have the right, at any time by a 30-day prior written notice to the Debentureholder, to redeem the whole or part of the outstanding principal amount of this Debenture.


6     CONVERSION
      ----------

6.1 Subject to receipt by the Company of the documents referred to in Condition 8.1, the Debentureholder shall have the right to convert on any Business Day prior to five (5) Business Days prior to the Maturity Date (for the avoidance of doubt, such right to covert can be exercised even if the Debentureholder has received a written redemption notice issued by the Company in accordance with Condition 5.2 so long as such is exercised prior to the expiry of the 30-day notice period), the whole or any part(s) of the principal amount of the Debenture into Shares at any time and from time to time at the Conversion Price provided that such part of the principal amount of the Debenture to be converted shall not be less than the H.K. Dollar equivalent of US$5 million (determined by applying the Exchange Rate) and shall be in a multiple of US$1 million, so that the number of Shares which fall to be issued (subject to Condition 6.2) shall be calculated by applying the formula:

                  n =   x
                      ------
                        y

      where       n  =  number of Conversion Shares to be issued

                  x  =  the whole of the H.K. Dollar equivalent of the
                        principal amount of the Debenture being converted (determined by applying the Exchange Rate); and

                  y  =  the Conversion Price applicable on the relevant
                        Exercise Date.

      The Conversion Shares shall be allotted and issued in the name of the Debentureholder or its nominee and shall be delivered to the Debentureholder or its nominee within ten (10) Business Days after the date of presentation of the original certificate for the Debenture and the duly executed conversion notice.

6.2 No fraction of a Share shall be issued on conversion of the Debenture. Fractional entitlements shall be ignored and any sum paid in respect thereof shall be retained by the Company for its own benefit. Shares issued upon conversion pursuant to Condition 6.1 shall rank pari passu in all respects with all other existing Shares outstanding at the

      Exercise Date and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of the conversion notice.

6.3 Unless otherwise requested by the Debentureholder, only one Share certificate will be issued upon conversion.

6.4 Under normal circumstances, no charge will be imposed for the issue of the Share certificate upon conversion of the Debenture. If the Debentureholder, who applies for conversion of the Conversion Shares, requests for the issue of a number of Share certificates each with a denomination unreasonably small, appropriate charges will be imposed on the Debentureholder as the Company may reasonably determine and it would take longer than five (5) Business Days to issue the Share certificates.



7     ADJUSTMENTS
      -----------

7.1 Subject as hereinafter provided, the Conversion Price shall from time to time be adjusted in accordance with the following relevant provisions and so that if the event giving rise to any such adjustment shall be such as would be capable of falling within more than one of sub-paragraphs (a) to (g) inclusive of this Condition 7.1, it shall fall within the first of the applicable paragraphs to the exclusion of the remaining paragraphs.

      (a) If and whenever the Shares by reason of any consolidation or sub-division which will decrease or increase the number of Shares in issue, the Conversion Price in force immediately prior thereto shall be adjusted by multiplying it by the following fraction:

                  A
                  -
                  B

            where:

            A = the number of the Shares in issue immediate before the Share consolidation or sub-division; and

            B = the revised number of the Shares in issue as a result of the Share consolidation or sub-division.

            Each such adjustment shall be effective from the close of business in Hong Kong on the day immediately preceding the date on which the consolidation or sub-division becomes effective.

      (b) If and whenever the Company shall issue (other than in lieu of a cash dividend) any Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund), the Conversion Price in force immediately prior to such issue shall be adjusted by multiplying it by the following fraction:

                      C
                  --------
                  C + D

            where:

            C = the aggregate number of the issued Shares immediately before such issue; and

            D = the aggregate number of the Shares issued in such capitalisation.

            Each such adjustment shall be effective (if appropriate retroactively) from the commencement of the day next following the record date for such issue.

      (c) If and whenever the Company shall make any Capital Distribution (as defined in Condition 7.2) (except where, and to the extent that, the Conversion Price falls to be adjusted under sub-paragraph (b) above) to holders (in their capacity as such) of Shares (whether on a reduction of capital or otherwise), the Conversion Price in force immediately prior to such distribution shall be adjusted by multiplying it by the following fraction:

                  E - F
                  -----
                    E

            where:

            E = the market price (as defined in Condition 7.2) on the date on which the Capital Distribution is publicly announced or (failing any such announcement) next preceding the date of the Capital Distribution; and

            F = the fair market value on the day of such announcement or (as the case may require) the next preceding day, as determined in good faith by the auditors of the Company for the time being or an approved merchant bank of the portion of the Capital Distribution which is attributable to one Share;

            Provided that:

            (i) if in the opinion of the auditors of the Company for the time being or an approved merchant bank (as the case may be), the use of the fair market value as aforesaid produces a result which is significantly inequitable, it may instead determine, and in such event the above formula shall be construed as if F meant the amount of the said market price which should properly be attributed to the value of the Capital Distribution; and

            (ii) the provisions of this sub-paragraph (c) shall not apply in relation to the issue of Shares paid out of profits or reserves of the Company and/or its subsidiaries and issued in lieu of a cash dividend.

            Each such adjustment shall be effective (if appropriate retroactively) from the commencement of the day next following the record date for the Capital Distribution or grant.

      (d) If and whenever the Company shall after the date hereof offer to holders of Shares new Shares for subscription by way of rights, or shall grant to holders of Shares any options, warrants or other rights to subscribe for or purchase any Shares and the total amount (if any) payable for the rights, options, warrants or other rights to subscribe for each new Share, plus the subscription price payable for each new Share is less than 90% of the market price (as defined in Condition 7.2), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the date of the announcement of such offer by the following fraction:

                        H x I
                  G  +  -----
                          J
                  -----------
                     G + H

            where:

            G = the number of Shares in issue immediately before the date of such announcement;

            H = the aggregate number of Shares so offered for subscription;

            I = the amount (if any) payable for the rights, options or warrants or other rights to subscribe for each new Share, plus the subscription price payable for each new Share; and

            J = the greater of either the closing price per Share on the trading day immediately prior to such announcement or the Conversion Price in effect immediately prior to the trading day immediately prior to such announcement.

            Such adjustment shall become effective (if appropriate retroactively) from the commencement of the next day following the record date for the offer or grant provided that the adjustment referred to in this sub-paragraph (d) shall not apply if the offer on substantially the same terms is extended to the Debentureholder.

      (e)   (i)   If and whenever the Company shall issue wholly for cash any securities which by their terms are convertible into or exchangeable for or carry rights of subscription for new
                  Shares, and the Total Effective Consideration per Share (as defined below in this sub-paragraph (e)) initially receivable for such securities is less than 90% of the market price (as defined in Condition 7.2) as at the date of announcement of the terms of such securities (for the purpose of this section (i), the "Applicable Price"), the Conversion Price shall be adjusted by multiplying the

                  Conversion Price in force immediately prior to the issue by a fraction of which the numerator is the number of Shares in issue immediately before the date of the issue plus the number of Shares which the Total Effective Consideration receivable for the securities issued would purchase at the Applicable Price and the denominator is the number of Shares in issue immediately before the date of the issue plus the number of Shares to be issued upon conversion or exchange of, or the exercise of the subscription rights conferred by, such securities, at the initial conversion or exchange rate or subscription price. Such adjustment shall become effective (if appropriate retrospectively) from the close of business in Hong Kong on the Business Day next preceding whichever is the earlier of the date on which the issue is announced and the date on which the Company determines the conversion or exchange rate or subscription price.

            (ii) If and whenever the rights of conversion or exchange or subscription attached to any such securities as are mentioned in section (i) of this sub-paragraph (e) are modified so that the Total Effective Consideration (as defined below in this sub-paragraph (e)) per Share initially receivable for such securities shall be less than 90% of the market price (as defined in Condition 7.2) at the date of announcement of the proposal to modify such rights of conversion or exchange or subscription (for the purpose of this section (ii), the "Applicable Price"), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by a fraction of which the numerator is the number of Shares in issue immediately before the date of such modification plus the number of Shares which the Total Effective Consideration receivable for the securities issued at the modified conversion price would purchase at the Applicable Price and of which the denominator is the number of Shares in issue immediately before such date of modification plus the number of Shares to be issued upon conversion of or the exercise of the subscription rights conferred by such securities at the modified conversion or exchange rate or subscription price, such adjustment shall take effect as at the date upon which such modification takes effect. A right of conversion or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights or capitalisation issues and other events normally giving rise to adjustment of conversion or exchange terms.

            For the purposes of this sub-paragraph (e), the "Total Effective Consideration" receivable for the securities issued shall be deemed to be the consideration receivable by the Company for any such securities plus the additional minimum consideration (if any) to be received by the Company upon (and assuming) the conversion or exchange thereof or the exercise of such subscription rights, and the Total Effective Consideration per Share initially receivable for such securities shall be such aggregate consideration divided by the number of Shares to be issued upon (and assuming) such conversion or exchange at the initial conversion or exchange rate or the exercise of such subscription rights at the initial subscription price, in each case without any deduction for any commissions, discounts or expenses paid, allowed or incurred in connection with the issue.

      (f) If and whenever the Company shall issue wholly for cash any Shares at a price per Share which is less than 90% of the market price (as defined in Condition 7.2) at the date of the announcement of the terms of such issue (for the purpose of this sub-paragraph
            (f), the "Applicable Price"), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the date of such announcement by a fraction of which the numerator is the number of Shares in issue immediately before the date of such announcement plus the number of Shares which the aggregate amount payable for the issue would purchase at the Applicable Price and the denominator is the number of Shares in issue immediately before the date of such announcement plus the number of Shares so issued for cash. Such adjustment shall become effective on the date of the issue.

      (g) If and whenever the Company shall issue Shares for the acquisition of assets at a Total Effective Consideration (as defined below in this sub-paragraph (g)) per Share which is less than 90% of the market price (as defined in Condition 7.2) at the date of the announcement of the terms of such issue, the Conversion Price shall be adjusted in such manner as may be determined by an approved merchant bank or the auditors of the Company for the time being, such adjustment to become effective on the date of issue. For the purposes of this sub-paragraph (g), "Total Effective Consideration" shall be the aggregate consideration credited as being paid for such Shares by the Company on acquisition of the relevant asset without any deduction of any commissions, discounts or expenses paid, allowed or incurred in connection with the issue thereof, and the "Total Effective Consideration per Share" shall be the Total Effective Consideration divided by the number of Shares issued as aforesaid.

7.2   For the purposes of this Condition 7:

      "announcement" shall include the release of an announcement to the press or the delivery or transmission by telephone, facsimile transmission, telex or otherwise of an announcement to the Stock Exchange and "date of announcement" shall mean the date on which the announcement is first so released, delivered or transmitted;

      "approved merchant bank" means a merchant bank of repute in Hong Kong selected by the Company and approved by the Debentureholder for the purpose of providing a specific opinion or calculation or determination hereunder;

      "Capital Distribution" shall (without prejudice to the generality of that phrase) include distributions in cash or specie. Any dividend charged or provided for in the accounts for any financial period shall (whenever paid and however described) be deemed to be a Capital Distribution provided that any such dividend shall not be deemed or regarded as Capital Distribution if it is paid out of (i) the aggregate of the net profits (less losses) attributable to the holders of Shares for all financial periods after December 31, 2004 as shown in the audited consolidated profit and loss account of the Company and its subsidiaries for each financial period ended December 31, 2005 or other financial year end date from time to time adopted by the Company; (ii) and/or distributable reserves of the Company and its subsidiaries.

      "issue" shall include allot;

      "market price" mean the average of the closing price per Share for each of the last five (5) Stock Exchange trading days on which dealings in the Shares on the Stock Exchange took place ending on such trading day last preceding the day on or as of which the market price is to be ascertained;

      "reserves" includes inappropriate profits and distributable reserves; and

      "rights" includes rights in whatsoever form issued.

7.3   The provisions of Condition 7.1 shall not apply to:

      (a) an issue of fully paid Shares upon the exercise of options granted under the share option scheme of the Company for the time being or any conversion rights attached to securities convertible into Shares or upon exercise of any rights (including any conversion of the Debenture) to acquire Shares (except a rights issue) provided that an adjustment (if required) has been made under this Condition 7 in respect of the issue of such securities or granting of such rights (as the case may be);

      (b) an issue of fully-paid Shares by way of capitalisation of all or part of any subscription right reserve, or any similar reserve which has been or may be established pursuant to the terms of any securities wholly or partly convertible into, or rights to acquire, Shares; or

      (c)   an issue of Shares pursuant to a scrip dividend scheme.

7.4 Any adjustment to the Conversion Price shall be made to the nearest one-tenth of one cent.

7.5 Notwithstanding anything contained herein, no adjustment shall be made to the Conversion Price in any case in which the amount by which the same would be reduced in accordance with the foregoing provisions of this Condition would be less than one-tenth of one cent and any adjustment that would otherwise be required then to be made shall not be carried forward and/or if as a result of such adjustment, the Conversion Price shall fall below the then nominal value of each Share.

7.6 Whenever the Conversion Price is adjusted as herein provided the Company shall as soon as possible but no later than ten (10) Business Days after the relevant adjustment has been determined give notice of the same to the Debentureholder (setting forth the event giving rise to the adjustment, the Conversion Price in effect prior to such adjustment, the adjusted Conversion Price and the effective date thereof).

0


7.7 Notwithstanding any other provision of this Condition 7, no adjustment shall be made which would (but for this Condition 7.7) result in the Conversion Price being reduced so that on conversion, Shares would fall to be issued at a discount to their nominal value, and in such case an adjustment shall be made to the effect that the Conversion Price shall be reduced to the nominal value of the Shares.

7.8 Any adjustment to the Conversion Price shall not involve an increase in the Conversion Price (except upon any consolidation of the Shares pursuant to Condition 7.1(a)).

7.9 Every adjustment to the Conversion Price shall be certified in writing by the auditors of the Company for the time being or an approved merchant bank (as defined in Condition 7.2).

7.10 The Company shall make available for inspection at its principal place of business in Hong Kong at all times after the effective date of the adjustment in the Conversion Price and so long as the Debenture remains outstanding, a signed copy of the certificate of the approved merchant bank or the auditors and a certificate signed by a director of the Company setting forth brief particulars of the event giving rise to the adjustment, the Conversion Price in effect prior to the adjustment, the adjusted Conversion Price and the effective date thereof and shall, on request, send a copy thereof to the Debentureholder.



8     PROCEDURE FOR CONVERSION AND SHARE ISSUE
      ----------------------------------------

8.1 The Conversion Rights may, subject as provided herein, be exercised on any Business Day, prior to five (5) Business Days prior to the Maturity Date, by the Debentureholder delivering a written notice in a form as set out in Exhibit 1 attached hereto to the Registrar in accordance with Condition 15 stating the intention of the Debentureholder to convert the whole or any part(s) of the principal amount of the Debenture into Shares. Any such conversion notice shall be in the form accompanying with the Debenture certificate or obtainable from the Registrar. A conversion notice once given may not be withdrawn without the consent in writing of the Company.

8.2 Taxes and stamp duty, issue and registration duties (if any) and levies and charges (if any) arising on any conversion will normally be borne by the Company except under the circumstances where the Debentureholder requests for the issue of a large number of Share certificates each with a denomination unreasonably small upon conversion, any taxes and stamp duty, issue and registration duties (if any) and levies and charges (if any) arising thereon shall be borne by the Debentureholder as the Company may reasonably determine.

8.3 (a) The Conversion Shares shall be allotted and issued by the Company free from all Encumbrances, credited as fully paid to the Debentureholder or as it may direct, within ten (10) Business Days after, and with effect from, the later of the Exercise Date or the date on which the certificate for the Debenture is delivered to and received by the Company. The Conversion Shares shall rank pari passu with all the then issued Shares.

      (b) The certificate(s) for the Conversion Shares to which the Debentureholder or such person as it may direct shall become entitled in consequence of any conversion shall, if the Debentureholder so requests in the notice, be deposited in the CCASS participant's stock account set out in the notice or in the absence of such request by the Debentureholder, shall be issued in board lots to the extent possible, with one certificate for any odd lot of Shares arising from conversion and made available for collection at the Company's address specified in Condition 15, in each case, within the five (5) Business Day period, or such longer days that the Company may reasonably determine, provided for in sub-paragraph (a) above, and (if appropriate) the certificate for the Debenture with an endorsement thereon by a director of the Company for any balance of the Debenture not converted shall be made available for collection at the Registrar's address specified in Condition 15 with the same period.



9     PROTECTION OF THE DEBENTUREHOLDER
      ---------------------------------

9.1 So long as the Debenture is outstanding, unless with prior written approval of the Debentureholder:

      (a) the Company shall from time to time keep available for issue, free from pre-emptive rights, out of its authorised but unissued capital, sufficient Shares to satisfy in full the Conversion Rights at the Conversion Price and all other rights for the time being outstanding of subscription for and conversion into Shares;

      (b) the Company undertakes to the Debentureholder that it will at all times have sufficient shareholders' mandate to issue and allot the Conversion Shares in compliance with the Listing Rules and all applicable laws and regulations;

      (c) the Company shall not in any way modify the rights attached to the Shares as a class or attach any special restrictions thereto;

      (d) the Company shall procure that at no time shall there be in issue Shares of different nominal values;

      (e)   the Company shall use its best endeavours to:

            (i) maintain a listing for all the issued Shares on the Stock Exchange;

            (ii) obtain and maintain a listing on the Stock Exchange for all the Conversion Shares issued on the exercise of the Conversion Rights; and

            (iii) obtain and maintain a listing for all the Conversion Shares issued on the exercise of the Conversion Rights on any other stock exchange on which any of the Shares are for the time being listed;

            (iv) and shall forthwith give notice to the Debentureholder in accordance with Condition 15 of the listing or delisting of the Shares by any such stock exchange;

      (f) the Company shall ensure that all Conversion Shares issued upon conversion of the Debenture shall be duly and validly issued fully paid and registered; and

      (g) the Company shall comply with and procure the compliance of all conditions imposed by the Stock Exchange or by any other competent authority (in Hong Kong or elsewhere) for approval of the issue of the Debenture or for the listing of and permission to deal in the Shares issued or to be issued on the exercise of the Conversion Rights and ensure the continued compliance thereof (provided in each case that the Debentureholder complies with and satisfies all such conditions).

      (h)   the Company shall:

            (i) maintain in full force and effect all authorisations required from any governmental or other authority or from any shareholders or creditors of the Company for or in connection with the execution, validity and performance of this Debenture have been obtained and are in full force and effect, and take immediate steps to obtain and thereafter maintain in full force and effect any other authorisations which may become necessary or advisable for the purposes stated therein;

            (ii) ensure that its obligations under this Debenture at all times rank at least pari passu with all other unsecured obligations of the Company; and

            (iii) promptly inform the Debentureholder of any occurrence of which it becomes aware which might adversely affect its ability to perform its obligations under this Debenture and which otherwise would not be required to be disclosed to its shareholders pursuant to applicable statute and rules of the HKSE.

9.2 If an offer is made to all holders of Shares (or such holders other than the offeror and/or any company controlled by the offeror and/or persons associated or acting in concert with the offeror) to acquire all or a portion of the Shares and such offer comes to the knowledge of the Company, the Company shall forthwith give notice of such offer to the Debentureholder and shall use all its reasonable endeavours to procure that a similar offer is extended in respect of this Debenture or in respect of any Shares issued on conversion of this Debenture during the period of the offer.

9.3 The Company shall not do any act or engage in any transaction the result of which, having regard to the provisions of Condition 7, would be to reduce the Conversion Price to below the nominal amount of a Share.

9.4 The Company shall not make any reduction or redemption of share capital, share premium account or capital redemption reserve involving the repayment of money to shareholders of the Company (other than to shareholders of the Company having the right on a winding-up to a return of capital in priority to the holders of Shares) or reduce any uncalled liability in respect thereof unless, in any such case, the same gives rise (or would, but for the provisions of Condition 7(e) give rise) to an adjustment of the

      Conversion Price in accordance with Condition 7.

9.5 The Company shall not issue or pay up any securities by way of capitalisation of profits or reserves other than (i) by the issue of fully paid Shares to holders of its Shares; or (ii) as mentioned in Condition 7.3(b); or (iii) by the issue of Shares in lieu of a cash dividend in the manner referred to in Condition 7.3(c).

9.6 The Company shall not make any distribution in specie to holders of Shares unless the Debentureholder is entitled to the Specie Distribution Right (as defined in Condition 14) in accordance with Condition 14.

9.7 The Company shall not close its register of shareholders for more than ten (10) Business Days each year (in addition to any period required by law or regulation including the Listing Rules) or take any other action which prevents the transfer of its Shares generally unless, under the laws of Hong Kong and the bylaws of the Company as then in effect, the Debenture may be converted legally into Shares and the Shares so converted may be transferred at all times during the period of such closure. The Company shall not take any action which prevents the conversion of the Debenture or delivery of Shares in respect thereof.



10    EVENTS OF DEFAULT
      -----------------

      If any of the following events ("Events of Default") occurs, the Debentureholder may give notice to the Company that the Debenture, on the giving of such notice, are immediately due and payable at their principal amount then outstanding:

      (a)   the listing of the Shares (as a class) on the Stock Exchange:

            (i)   ceases; or

            (ii) is suspended for a continuous period of thirty (30) Business Days on each of which the Stock Exchange is generally open for trading due to the default of the Company or any of its directors, officers, employees or agents;

      (b) the Company defaults in performance or compliance with any of its material obligations contained in the Conditions, which breach or default is incapable of remedy or, if capable of remedy, is not remedied within fourteen (14) Business Days after notice of such breach or default is sent to the Company;

      (c) an encumbrancer takes possession or a receiver, manager or other similar officer is appointed of the whole or any material part of the undertaking, property, assets or revenues of the Company or any of its material subsidiaries;

      (d) the Company or any of its material subsidiaries becomes insolvent or is unable to pay its debts as they mature or applies for or consents to the appointment of any administrator, liquidator or receiver of the whole or any material part of its undertaking, property, assets or revenues or enters into a general assignment or compromise with or for the benefit of its creditors;

      (e) an order is made or an effective resolution passed for winding-up of the Company or any of its material subsidiaries;

      (f) the Company defaults in the payment of the principal in respect of the Debenture when and as the same ought to be paid and such default is not remedied by the Company within seven (7) Business Days of the due date thereof; or

      (g) a moratorium is agreed or declared in respect of any indebtedness of the Company or any material subsidiaries or any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates all or any material part of the assets of the Company or any material subsidiaries;

      provided that notwithstanding the foregoing, if the Company shall fail to issue the Conversion Shares in accordance with the Conditions, the Debentureholder shall be entitled to bring an action against the Company for either specific performance or damages. The Company will forthwith on becoming aware of any such event as is mentioned in this Condition give notice in writing thereof to the Debentureholder. At any time after any interest amount or the principal amount of the Debenture has become payable, the Debentureholder may without further notice institute such proceedings as it may think fit to enforce payment of the monies due.



11    VOTING
      ------

      The Debentureholder shall not be entitled to receive notices of, attend or vote at any meetings of the Company by reason only of it being the Debentureholder.



12    EXPERTS
      -------

      In giving any certificate or making the Adjustment, any approved merchant bank (as defined in Condition 7.2) or independent auditors appointed shall be deemed to be acting as experts and not as arbitrators and, in the absence of manifest error, their decision shall be conclusive and binding on the Company and the Debentureholder and all persons claiming through or under them respectively.



13    REPLACEMENT DEBENTURE
      ---------------------

13.1 If the certificate for the Debenture is lost or mutilated, the Debentureholder shall notify the Company as soon as practicable and a replacement certificate shall be issued, at the cost of the Debentureholder, if the Debentureholder provides the Company with a declaration by the Debentureholder or its officer that the certificate for the Debenture had been lost or mutilated (as the case may be) or other evidence that the certificate for the Debenture had been lost or mutilated, together with the mutilated certificate for the

      Debenture (if applicable) and an appropriate indemnity in such form and content as the Company may reasonably require.

13.2 The certificate for the Debenture replaced in accordance with this Condition shall forthwith be cancelled.



14    DISTRIBUTION IN SPECIE
      ----------------------

      If the Company declares a distribution in specie other than an issue of Shares in lieu of a cash dividend falling under Condition 7.3(c) (a "Specie Distribution") to shareholders at any time during the period in which the Debentureholder can exercise its Conversion Rights, the Debentureholder will, unless an adjustment to the Conversion Price has been made under Condition 7 in respect of the Specie Distribution in full, be entitled to an amount (the "Specie Distribution Right") which shall be determined as follows:

      (a) the Company and the Debentureholder will forthwith on the date of announcement of the Specie Distribution instruct the approved merchant bank to value the Specie Distribution which would have been payable to the Debentureholder on the Shares falling to be issued if the Debentureholder had exercised its Conversion Rights immediately prior to the record date for the Specie Distribution in respect of the whole or any part(s) of the principal amount of the Debenture then outstanding (the "Notional Specie Distribution); and

      (b) upon the determination of the approved merchant bank's valuation of the Notional Specie Distribution (which valuation shall be final and binding on both the Company and the Debentureholder) the Company will pay a cash amount equal to the value of the Notional Specie Distribution to the Debentureholder.



15    NOTICES
      -------

      Any notice required or permitted to be given by delivering it to the party:

      (a) in the case of the Debentureholder, at the registered address shown in the register of the Debentureholder as kept by the Registrar.

      (b)   in the case of the Company, at the following address:

            Address     :      12th Floor, The Grande Building
                               398 Kwun Tong Road, Kowloon
                               Hong Kong
            Facsimile   :      (852) 2343 2329 and (65) 6222 2153
            Attention   :      General Counsel

      (c)   in the case of the Registrar, at the following address:

            Address:           12th Floor, The Grande Building

                               398 Kwun Tong Road, Kowloon
                               Hong Kong
            Facsimile   :      [(852) 2343 2329 and (65) 6222 2153]
            Attention   :      [_____________]

      or to such other Hong Kong address or facsimile as the Company or the Registrar may have notified to the Debentureholder or vice versa or such other registrar, address or facsimile as the Company may have notified to the Debentureholder. Any notice made pursuant to this Condition 15 may be given by sending it by ordinary post or by hand to such address or to such other address as the party concerned may have notified to the other parties in accordance with this Condition and such notice shall be deemed to be served on the day of delivery (or on the immediately following Business Day, if the day of delivery is not a Business Day or if the delivery or transmission is made after 5:00 p.m. (Hong Kong time)), or in the case of ordinary post 48 hours after posting, or if sooner upon acknowledgement of receipt by or on behalf of the party to which it is addressed, or if given or made by facsimile, when despatched with confirmation of successful transmission (and if the deemed date of delivery is not a Business Day, on the immediately following Business
      Day). Acknowledgement in writing of receipt of a notice by or on behalf of a party, signed or initialled by any employee of such party, shall be evidence that such notice has been duly served in accordance with this Condition.



16    AMENDMENT
      ---------

      The terms and conditions of the Debenture may be varied, expanded or amended by agreement in writing between the Company and the Debentureholder from time to time.



17    GOVERNING LAW AND JURISDICTION
      ------------------------------

      The Debenture is governed by and shall be construed in accordance with Hong Kong law and the Company and the Debentureholder agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong in connection herewith.

                                   Exhibit 1
                                   ---------

                          The Grande Holdings Limited

                               CONVERSION NOTICE
                               -----------------

           FOR THE CONVERTIBLE DEBENTURE DUE AUGUST          , 2008
           --------------------------------------------------------



Terms defined in the certificate for the Debenture (as may be amended) shall bear the same meanings in this Conversion Notice.

The undersigned hereby irrevocably elects to convert the following amount of the Debenture into shares of HK$[___] each in The Grande Holdings Limited ("the Company") in accordance with the terms and conditions of the Debenture and the terms below.

Amount to be converted ("Conversion Amount") (Note 1):
US$________________________ (at least US$5 million and a multiple of US$1 million) (the certificate of the Debenture must be attached to this notice)

Balance Amount (Note 2): US$
                         ---------------------------------------------------

(a certificate in respect of the Debenture representing the outstanding principal amount (after deducting the Conversion Amount) shall be issued by the Company upon presentation and cancellation of the existing Certificate)

Name of Debentureholder: Gottfried Ludwig Prentice Jurick

Exercise Date:
              --------------------------------------------------------------
(the date this notice is given, or deemed to be given, by the Debentureholder)

Conversion Price:
                 -----------------------------------------------------------

Name in which Shares to be issued:

Address of shareholder:
                       -----------------------------------------------------

Signature of Debentureholder:
                             -----------------------------------------------

Note 1

Please insert the amount of the Debenture to be converted into the shares of the Company, which should be at least US$5 million and a multiple of US$1 million.

Note 2

 Please insert the balance of the outstanding principal amount of the Debenture after deducting the Conversion Amount.

                                   Exhibit 2
                                   ---------

                          The Grande Holdings Limited

                               FORM OF TRANSFER

           FOR THE CONVERTIBLE DEBENTURE DUE AUGUST          , 2008
           --------------------------------------------------------


To:   Grande Holdings LTD (the "Company")

I am the holder of the convertible debenture due August _____, 2008 in the principal amount of US$ 26,000,000 (the "Debenture") issued by the Company on August ______, 2005.

References in this Transfer Form to "Conditions" are to the terms and conditions on which the Debenture was issued, as the same may have been amended from time to time pursuant to the terms thereof. Terms defined in the Conditions shall have the same meaning herein, save where the context otherwise requires.


1. I hereby transfer all/part* of the Debenture registered in my name in the Register to:

      ---------------------------------------------------------------------

      whose registered office address is at

      ---------------------------------------------------------------------

      ---------------------------------------------------------------------

      ---------------------------------------------------------------------
      (the "Transferee")

2.    Total principal amount and Certificate number of the transferred
      Debenture:

      Total principal amount to be transferred
                                                             --------------

      Certificate number of Certificate for Debenture
      being transferred                                      --------------

3.    +Total principal amount of Debenture to be retained:

      +Total principal amount to be retained                 --------------

4. I hereby request that a Certificate in respect of the transferred Debenture (as referred to in paragraph 2 above) be issued to the person(s) whose name(s) and address(es) are set out in paragraph 1 above and that such Certificate:

      (a) be despatched by ordinary post at my own risk to the person whose name and address are given below and in the manner specified below:

            Name     :
                        ---------------------------

            Address  :
                        ---------------------------

                        ---------------------------

                        ---------------------------

       (b) if no name and address are given in (a) above, be made available for collection at the office of the Registrar referred to for that purpose in the Conditions.

5. The Certificate in respect of the transferred Debenture (as referred to in paragraph 2 above) is enclosed with this Transfer Form.

6. + I hereby request that a Certificate in respect of the Debenture to be retained by us as set out in paragraph 3 above be issued to the person(s) whose name(s) and address(es) is/are set out below:

      +Name       :
                        ---------------------------

      +Address    :
                        ---------------------------

                        ---------------------------

                        ---------------------------

      and that such Certificate:


           +(a) be despatched by ordinary post at my/our own risk to the person whose name and address are given below and in the manner specified below:

            +Name    :
                        ---------------------------

            +Address :
                        ---------------------------

                        ---------------------------

                        ---------------------------

            +(b) if no name and address are given above, then such certificate shall be made available for collection at the office of the Registrar specified or referred to for that purpose in the Conditions.

7. The registered account of the Transferee (being a HK$ account) for the purposes of receipt of principal and any other amounts in respect of the Debenture is (unless otherwise instructed by the Transferee) as follows:


      Name of Account   :
                               ---------------------------

      Account No        :
                               ---------------------------

      Sort Code         :
                               ---------------------------

      Name of Bank      :
                               ---------------------------

      Address of Bank   :
                               ---------------------------

                               ---------------------------

+ complete/or applicable if only transferring part of the Debenture of which the transferring Debentureholder is the holder, otherwise delete.


Name of Transferor      :
                               ---------------------------

Signature of Transferor :
                               ---------------------------

Date                    :
                               ---------------------------


Signature of witness    :
                               ---------------------------

Name of witness         :
                               ---------------------------

Date                    :
                               ---------------------------



Name of Transferee      :
                               ---------------------------

Signature of Transferee :
                               ---------------------------

Date                    :
                               ---------------------------

Signature of witness    :
                               ---------------------------

Name of witness         :
                               ---------------------------

Date                    :
                               ---------------------------

                                   EXHIBIT C

                             Transfer Agent Letter



                                 See attached.

SC 13D EXHIBIT 3
----------------


                           Dated September 28, 2005
                           ------------------------





                       GOTTFRIED LUDWIG PRENTICE JURICK


                                      and


                    S&T INTERNATIONAL DISTRIBUTION LIMITED








              --------------------------------------------------
                            SUPPLEMENTAL AGREEMENT
                                      TO
                             THE AGREEMENT FOR THE
                    SALE AND PURCHASE OF CERTAIN SHARES IN
                              EMERSON RADIO CORP.

              --------------------------------------------------













                               Baker & McKenzie
                          14th Floor Hutchison House
                               10 Harcourt Road
                                   Hong Kong
                          Telephone: (852) 2846-1888
                             Fax: (852) 2845-0476
                           LKL/CSML\32137319-000642

THIS SUPPLEMENTAL AGREEMENT made on the 28th day of September 2005

BETWEEN:

(1) GOTTFRIED LUDWIG PRENTICE JURICK, of Suite 2520, 25/F, Sutton Court, Gateway Apartments, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong (the "Vendor"); and

(2) S&T INTERNATIONAL DISTRIBUTION LIMITED, a company incorporated in the British Virgin Islands, whose registered office is at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands (the "Purchaser").

is supplemental to the sale and purchase agreement dated 20 August 2005 entered into between the same parties hereof (the "SPA") under which the Vendor has agreed to sell and the Purchaser has agreed to purchase 10 million common shares in the capital of Emerson Radio Corp. for a total consideration of US$52 million.


RECITALS:

A. The Parties have agreed to enter into this Supplemental Agreement to modify the SPA upon terms hereinafter appearing.


TERMS AGREED:

1.    INTERPRETATION

1.1 Unless the context otherwise requires, terms and expressions defined in or construed for the purposes of the SPA shall have the same meanings or be construed in the same manner when used in this Supplemental Agreement.

1.2 Unless the context requires otherwise, references herein to the SPA or any other documents shall be construed as references to such documents as the same may be amended, modified or supplemented from time to time.

1.3 This Supplemental Agreement shall be read and construed as a supplement to, and shall form part of, the SPA as if the terms of this Supplemental Agreement were amended therein by way of addition, deletion or substitution, as the case may be.

2.    AMENDMENTS TO THE SPA

2.1 It is agreed by the Parties that, with effect from the date of this Supplemental Agreement:

      (a) paragraph 1.1(d) set out in schedule 1 (Completion Requirements) to the SPA be deleted entirely and be replaced by the following:

            "(i) a letter sent on or about 22 August 2005 by the Vendor to the Company confirming that, so long as Completion takes place in accordance with this Agreement, the Vendor will resign as Chairman and Chief Executive Officer of the Company, effective as of the appointment of his successor(s); and (ii) a letter by the Vendor to the Board of Directors of the Company confirming his resignation as an executive (i.e., non-independent) Director of the Company effective as of the appointment of his successor(s). For the avoidance of doubt, to the extent permissible under applicable laws (including the requirements and/or regulations of the American Stock Exchange LLC), the Vendor may remain as an advisor to the Company."

2.2 Each of the Parties hereby expressly agrees that the provisions of the SPA, as amended hereby, shall continue to remain in full force and effect and are enforceable in accordance with its terms, as so amended.

2.3   Each of the Parties hereby further expressly agrees and confirms that:

      (a) notwithstanding the amendments to the SPA made hereby and referred to in clause 2.1 of this Supplemental Agreement, its respective obligations and liabilities under the SPA shall remain in full force and effect and shall not in any respect be impaired or diminished by such amendment; and

      (b) such amendment shall not impair, prejudice or otherwise affect any of the Parties' rights, powers or remedies under the SPA.

2.4 Each of the Parties hereby represents, warrants and undertakes to the other Party that:

      (a) it has full power, authority and legal right to enter into and engage in the transactions contemplated by this Supplemental Agreement and has taken or obtained all necessary corporate and other action and consents to authorise the execution and performance of this Supplemental Agreement; and

      (b) this Supplemental Agreement constitutes legal, valid and binding obligations of it enforceable in accordance with its terms.


3.    MISCELLANEOUS

3.1. Each Party shall pay its own costs and disbursements of and incidental to the preparation and execution of this Supplemental Agreement.

3.2 If any provision or part of a provision of this Supplemental Agreement or its application to any Party shall be, or be found by any authority of competent jurisdiction to be, invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions or parts of such provisions of this Supplemental Agreement, all of which shall remain in full force and effect.


3.3 This Supplemental Agreement may be entered into on separate engrossments, each of which when so executed and delivered shall be an original but each engrossment shall together constitute one and the same instrument and shall take effect from the time of execution of the last engrossment.

3.4 This Supplemental Agreement shall be governed by and construed in accordance with the laws of Hong Kong and the Parties irrevocably submit to the non-exclusive jurisdiction of the courts of Hong Kong for the purpose of enforcing any claim arising hereunder.

IN WITNESS WHEREOF this Supplemental Agreement has been executed on the day and year first above written.

SIGNED BY:


------------------------
GOTTFRIED LUDWIG PRENTICE JURICK




SIGNED BY:


------------------------
For and on behalf of
S&T INTERNATIONAL DISTRIBUTION LIMITED

SC 13D EXHIBIT 4
----------------





                                  CERTIFICATE

                                                           Certificate No. 001


                          The Grande Holdings Limited
               (Incorporated in Bermuda with limited liability)

           US$26,000,000 CONVERTIBLE DEBENTURE DUE DECEMBER 5, 2008

THIS IS TO CERTIFY that Gottfried Ludwig Prentice Jurick whose address is Suite 2520, 25/F, Sutton Court, Gateway Apartments, Harbour City, Tsim Sha Tsui, Kowloon, Hong Kong is the registered holder (the "Debentureholder") of a convertible debenture due December 5, 2008 issued by The Grande Holdings Limited (the "Company") and dated December 5, 2005 (the "Debenture ").

The Debenture in respect of which this Certificate is issued is a convertible debenture issued pursuant to the bylaws of the Company and a resolution of the Executive Committee of the Board of Directors of the Company passed on August 22, 2005.

The Debentureholder is entitled to require the Company to convert the whole or any part(s) of the principal amount outstanding under the Debenture into ordinary shares in the capital of the Company subject to and in accordance with the terms and conditions attached hereto which shall form an integral part of this Certificate (the "Conditions").

Subject to the foregoing, the Company, for value received, promises to redeem the Debenture and pay the principal sum of US$26,000,000 and such other amounts as shall become due in respect of the Debenture to the Debentureholder in accordance with the Conditions.

GIVEN under the Seal of The Grande Holdings Limited on December 5, 2005.



---------------------------------------
Director

---------------------------------------
Secretary/Director

Note:

The Debenture cannot be transferred to bearer on delivery and is transferable only to the extent permitted by Condition 2 of the Conditions. The Debenture must be delivered to the Registrar for cancellation and reissue of an appropriate certificate in the event of any such transfer.

                  (For endorsement of any partial conversion)



Date                        Amount Converted          Amount Outstanding
----                        ----------------          ------------------

                             TERMS AND CONDITIONS
                             --------------------

The Debenture is in the principal amount of US$26,000,000 is issued by, and convertible into shares of, The Grande Holdings Limited (the "Company"). The Debenture shall be held subject to and with the benefit of the terms and conditions set out below. Words and expressions set out below shall have the meanings attributed to them below unless the context otherwise requires:

"Adjustment"                  any adjustment which may be made to the
                              Conversion Price pursuant to Condition 7;

"Adjustment Events"           the events leading to any Adjustment;

"Business Day"                a day (except Saturday) on which banks in Hong
                              Kong are open for business for more than four hours;

 "CCASS" the Central Clearing and Settlement System operated by Hong Kong Securities Clearing Company Limited;

"closing price per Share"     the closing price per Share for one or more
                              board lots of the Shares quoted on the daily quotation list of the Stock Exchange, or, if the Stock Exchange begins to operate on an extended hours basis and does not designate the closing price, then the last trade price of the Shares prior to 4:00 p.m. (Hong Kong time). If such closing price cannot be calculated for the Shares on a particular date on the foregoing bases, the closing price per Share on such date shall be the fair market value as mutually determined by the Company and the Debentureholder from time to time. If the Company and the Debentureholder from time to time are unable to agree upon the fair market value of the Shares, then it shall be as determined in good faith by an approved merchant bank or auditors of the Company for the time being (as defined in Condition 7.2);

"Conditions"                  the terms and conditions attached to or endorsed
                              on the Debenture and "Condition" refers to the relative numbered paragraph of the Conditions;

"Conversion Price"            HK$7.16;

"Conversion Rights"           the rights attached to the Debenture to convert
                              the whole or any part(s) of the principal amount into Shares;

"Conversion Shares"           the Shares to be issued by the Company under the
                              Debenture (whether upon exercise by the
                              Debentureholder of the Conversion Rights, or otherwise pursuant to the Conditions);

"Debentureholder"             the person who is for the time being the
                              registered holder of the Debenture;

"Encumbrances"                (i) any mortgage, charge, pledge, lien,
                              encumbrance, hypothecation or other security interest or security arrangement of any kind;
                              (ii) any arrangement whereby any rights are subordinated to any rights of any third party;
                              and (iii) any contractual right of set-off;

"Events of Default"           shall have the meaning ascribed thereto in
                              Condition 10;

"Exchange Rate"               shall be seven (7) H.K. Dollars and eighty (80)
                              HK cents to one (1) U.S. Dollar (HK$7.80 =
                              US$1);

"Exercise Date"               a date on which a notice is given pursuant
                              to Condition 8.1 in respect of the exercise of the Conversion Rights in accordance with the Conditions;

"Hong Kong"                   the Hong Kong Special Administrative Region of
                              the People's Republic of China;

"Listing Rules"               the Rules Governing the Listing of Securities on
                              the Stock Exchange;

"Maturity Date"               has the meaning ascribed thereto in Condition 1;

"month" is a reference to a period starting on one day in a calendar month and ending on the numerically corresponding day in the next succeeding calendar month provided that if there is no numerically corresponding day in the month in which that period ends, that period shall end on the last day in that later month;

"Purchase Agreement"          the Agreement for the Sale and Purchase of
                              Certain Shares in Emerson Radio Corporation, dated as of August 20, 2005, by and amongst the Debentureholder, S&T International Distribution
                              Limited and the Company;

"Registrar"                   The Grande Holdings Limited, the branch share
                              registrar and transfer office of the Company at 12th Floor, The Grande Building, 398 Kwun Tong
                              Road, Kowloon, Hong Kong or such other registrar and address as notified by the Company to the Debentureholder;

"Share(s)"                    the share(s) of par value of HK$0.10 each in the
                              share capital of the Company existing on the issue date of the Debenture and all other (if any) or shares from time to time and for the time being ranking pari passu therewith and all other (if any) shares resulting from any sub-division, consolidation or re-classification thereof;

"Stock Exchange"              The Stock Exchange of Hong Kong Limited;

"trading day"                 a day on which the Shares are traded on the
                              Stock Exchange for a minimum of 3 hours and an official closing price per Share is provided by the Stock Exchange;

"HK$" (or "H.K. Dollars")     Hong Kong  dollars  and  cents,  respectively;
and "HK cents"                and

"US$" (or "U.S. Dollars")     United States dollars and cents,
and "cents"                   respectively.

The expressions "Company" and "Debentureholder" shall, where the context permits, include their respective successors and permitted assigns and any persons deriving title under them.

In the Debenture, unless the context requires otherwise:

(a) references to statutory provisions shall be construed as references to those provisions as replaced, amended, modified or re-enacted from time to time;

(b)   words importing the singular include the plural and vice versa;

(c) words importing any gender or the neuter include both genders and the neuter;

(d) references to the Debenture or any issue document shall be construed as references to such document as the same may be amended or supplemented from time to time; and

(e) Condition headings are inserted for reference only and shall be ignored in construing the Debenture.

1.    Maturity
      --------

      Subject as provided herein, the Company shall repay the outstanding principal amount of the Debenture, together with any unpaid interest accrued thereon up to and including the date of actual payment, subject to and in accordance with the Conditions on the third anniversary of the issue date of the Debenture (the "Maturity Date").

2.    Status, Transfer and Splitting
      ------------------------------

2.1 The obligations of the Company arising under the Debenture constitute general, unconditional, unsecured, unsubordinated obligations of the Company and rank, and shall rank equally among themselves and pari passu with all other present and future unsecured and unsubordinated obligations of the Company except for obligations accorded preference by mandatory provisions of applicable law. No application shall be made for a listing of the Debenture in any jurisdiction.

2.2 The Debenture or any part(s) thereof may be assigned or transferred to, or mortgaged or charged in favour of, any third party during the period from the issue date of the Debenture to the Maturity Date, subject only to compliance of the conditions hereunder and further subject to the conditions, approvals, requirements and any other provisions of or under:

      (a) the Stock Exchange (and any other stock exchange on which the Shares may be listed at the relevant time) or their rules and regulations; and

      (b)   all applicable laws and regulations.

      If the Debenture is transferred to a connected person (as defined in the Listing Rules) of the Company or its associate(s) (as defined in the Listing Rules), the Company shall immediately notify the Stock Exchange and such transfer shall be made subject to full compliance with the Listing Rules.

2.3 Any assignment, transfer, mortgage or charge of the Debenture shall be in respect of the whole or any part(s) of the outstanding principal amount of the Debenture. The Company shall facilitate any such assignment, transfer, mortgage or charge including making any application to the Stock Exchange or other third parties (at the expense of the Debentureholder) for necessary approvals. Title to the Debenture passes only upon the issue of a new Debenture certificate to the transferee or assignee of the Debenture in accordance with Condition 2.4(a)(ii). The Debentureholder shall (except as otherwise required by law) be treated as the absolute owner of the Debenture for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or any writing on, or the theft or loss of, the Debenture) and no person shall be liable for so treating the Debentureholder.

2.4   (a)   In relation to any assignment or transfer of the Debenture permitted under or otherwise pursuant to this Condition 2:

            (i) the Debenture or any part(s) thereof may only be transferred by execution of a form of transfer (the "Transfer Form") as set out in Exhibit 2 attached hereto obtainable from the Registrar by the transferor and the transferee (or their duly authorised representatives) or, where either the transferor or transferee is a corporation, under its common seal (if any) and under the hand of one of its officers duly authorised in writing or otherwise executed by a duly authorised officer thereof. In this Condition, "transferor" shall, where the context permits or requires, include joint transferors or can be construed accordingly;

            (ii) the Debenture must be delivered for cancellation to the Registrar accompanied by:

                  (A)   a duly executed Transfer Form;

                  (B) in the case of the execution of the Transfer Form on behalf of a corporation by its officers, the authority of that person or those persons to do so; and

                  (C) such other evidence as the Company may reasonably require if the Transfer Form is executed by some other person on behalf of the Debentureholder;

            and the Registrar shall, within five (5) Business Days of receipt of such documents from the Debentureholder, cancel the existing certificate for the Debenture and issue new certificate(s) for the Debenture or any part(s) thereof in respect of the whole or such part(s) of the principal amount of the Debenture so transferred, in favour of the transferee or assignee as applicable and (if appropriate) issue to the Debentureholder a new certificate for such part of the Debenture in respect of any balance thereof retained by the Debentureholder; and

      (b) the Company shall maintain at such location outside Hong Kong as it shall from time to time determine and give a full and complete register of the Debentureholders, the conversion, cancellation and destruction of the Debenture, any replacement certificate issued in substitution for any defaced, lost, stolen or destroyed certificate and of details of all Debentureholders from time to time. The Company shall make available such register to the Debentureholder for inspection at all reasonable times.

2.5 In relation to any mortgage or charge of this Debenture, the Debentureholder shall give the Company written notice at least ten (10) Business Days prior to the completion of such mortgage or charge. In addition, prior to granting the mortgage or charge, the Debentureholder will procure from the mortgagee an undertaking (in form and substance reasonably acceptable to the Company) to comply with all of the terms of this Agreement with respect to transfers and assignments.

2.6 The Debenture certificate may be split at the request of the Debentureholder, provided that the principal amount of the Debenture to be split shall be the multiple of US$1 million (with a minimum of US$5 million) and the principal amount of each new Debenture certificate to be issued after the splitting shall be US$ 1 million or its multiple (with a minimum of US$5 million).

2.7 The Debentureholder may present the original Debenture certificate(s) to the Registrar at the Registrar's address specified in Condition 15 for splitting. The Registrar shall, within ten (10) Business Days of receipt of the original Debenture certificate(s) from the Debentureholder, cancel the existing certificate(s) for the Debenture and subject to Condition 2.6, issue new certificate(s) for the Debenture in respect of the principal amount of the Debenture so split and in the number of Debentures certificates the Debentureholder so requested, in the name of the Debentureholder.

2.8 Scrip fee of HK$2.50 (as may be revised as time to time) will be charged to the Debentureholder for the issue of each new Debenture certificate. Any reasonable legal and other costs and expenses which may be properly incurred by the Company in connection with any transfer or assignment or splitting of the Debenture or any part(s) thereof or any request therefor shall be borne by the Debentureholder.

2.9 Neither the Debenture nor the Conversion Shares shall be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and the Debentureholder agrees that it will not reoffer, resell, pledge or otherwise transfer the Debentures or the Conversion Shares except (a) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S of the Securities Act or (b) in a transaction exempt from the registration requirements of the Securities Act.

3.    Interest
      --------

3.1 No interest shall be payable on the Debenture for the period beginning on the issue date of the Debenture and ending one (1) day prior to the first anniversary of such issue date. Subject as provided herein, for the period from the first anniversary of the issue date of the Debenture until the Maturity Date, interest shall accrue on the principal amount outstanding under the Debenture at the rate of three percent (3%) per annum.

4.    Payments
      --------

4.1 All payments by the Company hereunder shall be made in immediately available funds after deduction of any withholdings or deductions for any present or future taxes, imposts, levies, duties or other charges payable by the Company as required by law.

4.2 All payments by the Company hereunder shall be made no later than 5 p.m. on the due date, by remittance to such bank account in Hong Kong as the Debentureholder may notify the Company from time to time.

4.3 If the due date for payment of any amount in respect of the Debenture is not a Business Day, the Debentureholder shall be entitled to payment on the next following Business Day in the same manner together with any interest accrued in respect of any such delay.

4.4 The Company shall not be obliged to make any payment on the redemption of the outstanding principal amount of the Debenture until it has received the certificate for the Debenture.

4.5 If the Company defaults in the payment of any sum due and payable under the Debenture, the Company shall pay interest on such sum to the Debentureholder from the due date to the date of actual payment in full (both before and after judgment) calculated at the rate of two per cent (2%) per annum over the otherwise applicable interest rate.

5.    Redemption
      ----------

5.1 Unless previously converted in accordance with these Conditions, upon presentation on the Maturity Date of the original of the certificate for the Debenture to the Company at its address specified in Condition 15, the Debenture shall be redeemed by the Company at its principal amount outstanding in U.S. Dollars.

5.2 The Company shall have the right, at any time by a 30-day prior written notice to the Debentureholder, to redeem the whole or part of the outstanding principal amount of this Debenture.

6.    Conversion
      ----------

6.1 Subject to receipt by the Company of the documents referred to in Condition 8.1, the Debentureholder shall have the right to convert on any Business Day prior to five (5) Business Days prior to the Maturity Date (for the avoidance of doubt, such right to covert can be exercised even if the Debentureholder has received a written redemption notice issued by the Company in accordance with Condition 5.2 so long as such is exercised prior to the expiry of the 30-day notice period), the whole or any part(s) of the principal amount of the Debenture into Shares at any time and from time to time at the Conversion Price provided that such part of the principal amount of the Debenture to be converted shall not be less than the H.K. Dollar equivalent of US$5 million (determined by applying the Exchange Rate) and shall be in a multiple of US$1 million, so that the number of Shares which fall to be issued (subject to Condition 6.2) shall be calculated by applying the formula:

                  n =   x
                      ------
                        y

      where       n = number of Conversion Shares to be issued

                  x = the whole of the H.K. Dollar equivalent of the principal amount of the Debenture being converted (determined by applying the Exchange Rate); and

                  y = the Conversion Price applicable on the relevant Exercise
                      Date.

      The Conversion Shares shall be allotted and issued in the name of the Debentureholder or its nominee and shall be delivered to the Debentureholder or its nominee within ten (10) Business Days after the date of presentation of the original certificate for the Debenture and the duly executed conversion notice.

6.2 No fraction of a Share shall be issued on conversion of the Debenture. Fractional entitlements shall be ignored and any sum paid in respect thereof shall be retained by the Company for its own benefit. Shares issued upon conversion pursuant to Condition 6.1 shall rank pari passu in all respects with all other existing Shares outstanding at the Exercise Date and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of the conversion notice.

6.3 Unless otherwise requested by the Debentureholder, only one Share certificate will be issued upon conversion.

6.4 Under normal circumstances, no charge will be imposed for the issue of the Share certificate upon conversion of the Debenture. If the Debentureholder, who applies for conversion of the Conversion Shares, requests for the issue of a number of Share certificates each with a denomination unreasonably small, appropriate charges will be imposed on the Debentureholder as the Company may reasonably determine and it would take longer than five (5) Business Days to issue the Share certificates.

7.    Adjustments
      -----------

7.1 Subject as hereinafter provided, the Conversion Price shall from time to time be adjusted in accordance with the following relevant provisions and so that if the event giving rise to any such adjustment shall be such as would be capable of falling within more than one of sub-paragraphs (a) to (g) inclusive of this Condition 7.1, it shall fall within the first of the applicable paragraphs to the exclusion of the remaining paragraphs.

      (a) If and whenever the Shares by reason of any consolidation or sub-division which will decrease or increase the number of Shares in issue, the Conversion Price in force immediately prior thereto shall be adjusted by multiplying it by the following fraction:

                  A
                  -
                  B

            where:

            A= the number of the Shares in issue immediate before the Share consolidation or sub-division; and

            B= the revised number of the Shares in issue as a result of the Share consolidation or sub-division.

            Each such adjustment shall be effective from the close of business in Hong Kong on the day immediately preceding the date on which the consolidation or sub-division becomes effective.

      (b) If and whenever the Company shall issue (other than in lieu of a cash dividend) any Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or capital redemption reserve fund), the Conversion Price in force immediately prior to such issue shall be adjusted by multiplying it by the following fraction:

                     C
                   -----
                   C + D
            where:

            C = the aggregate number of the issued Shares immediately before such issue; and

            D = the aggregate number of the Shares issued in such capitalisation.

            Each such adjustment shall be effective (if appropriate retroactively) from the commencement of the day next following the record date for such issue.

      (c) If and whenever the Company shall make any Capital Distribution (as defined in Condition 7.2) (except where, and to the extent that, the Conversion Price falls to be adjusted under sub-paragraph (b) above) to holders (in their capacity as such) of Shares (whether on a reduction of capital or otherwise), the Conversion Price in force immediately prior to such distribution shall be adjusted by multiplying it by the following fraction:

                  E - F
                  -----
                    E

            where:

            E = the market price (as defined in Condition 7.2) on the date on which the Capital Distribution is publicly announced or (failing any such announcement) next preceding the date of the Capital Distribution; and

            F = the fair market value on the day of such announcement or (as the case may require) the next preceding day, as determined in good faith by the auditors of the Company for the time being or an approved merchant bank of the portion of the Capital Distribution which is attributable to one Share;

            Provided that:

            (i) if in the opinion of the auditors of the Company for the time being or an approved merchant bank (as the case may be), the use of the fair market value as aforesaid produces a result which is significantly inequitable, it may instead determine, and in such event the above formula shall be construed as if F meant the amount of the said market price which should properly be attributed to the value of the Capital Distribution; and

            (ii) the provisions of this sub-paragraph (c) shall not apply in relation to the issue of Shares paid out of profits or reserves of the Company and/or its subsidiaries and issued in lieu of a cash dividend.

            Each such adjustment shall be effective (if appropriate retroactively) from the commencement of the day next following the record date for the Capital Distribution or grant.

      (d) If and whenever the Company shall after the date hereof offer to holders of Shares new Shares for subscription by way of rights, or shall grant to holders of Shares any options, warrants or other rights to subscribe for or purchase any Shares and the total amount (if any) payable for the rights, options, warrants or other rights to subscribe for each new Share, plus the subscription price payable for each new Share is less than 90% of the market price (as defined in Condition 7.2), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the date of the announcement of such offer by the following fraction:

                        H x I
                  G  +  -----
                          J
                  -----------
                    G + H

            where:

            G = the number of Shares in issue immediately before the date of such announcement;

            H =   the   aggregate   number   of  Shares   so   offered   for
                  subscription;

            I = the amount (if any) payable for the rights, options or warrants or other rights to subscribe for each new Share, plus the subscription price payable for each new Share; and

            J = the greater of either the closing price per Share on the trading day immediately prior to such announcement or the Conversion Price in effect immediately prior to the trading day immediately prior to such announcement.

            Such adjustment shall become effective (if appropriate retroactively) from the commencement of the next day following the record date for the offer or grant provided that the adjustment referred to in this sub-paragraph (d) shall not apply if the offer on substantially the same terms is extended to the Debentureholder.

      (e)   (i)   If and whenever the Company shall issue wholly for cash any securities which by their terms are convertible into or exchangeable for or carry rights of subscription for new
                  Shares, and the Total Effective Consideration per Share (as defined below in this sub-paragraph (e)) initially receivable for such securities is less than 90% of the market price (as defined in Condition 7.2) as at the date of announcement of the terms of such securities (for the purpose of this section (i), the "Applicable Price"), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to the issue by a fraction of which the numerator is the number of Shares in issue immediately before the date of the issue plus the number of Shares which the Total Effective Consideration receivable for the securities issued would purchase at the

                  Applicable Price and the denominator is the number of Shares in issue immediately before the date of the issue plus the number of Shares to be issued upon conversion or exchange of, or the exercise of the subscription rights conferred by, such securities, at the initial conversion or exchange rate or subscription price. Such adjustment shall become effective (if appropriate retrospectively) from the close of business in Hong Kong on the Business Day next preceding whichever is the earlier of the date on which the issue is announced and the date on which the Company determines the conversion or exchange rate or subscription price.

            (ii) If and whenever the rights of conversion or exchange or subscription attached to any such securities as are mentioned in section (i) of this sub-paragraph (e) are modified so that the Total Effective Consideration (as defined below in this sub-paragraph (e)) per Share initially receivable for such securities shall be less than 90% of the market price (as defined in Condition 7.2) at the date of announcement of the proposal to modify such rights of conversion or exchange or subscription (for the purpose of this section (ii), the "Applicable Price"), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately prior to such modification by a fraction of which the numerator is the number of Shares in issue immediately before the date of such modification plus the number of Shares which the Total Effective Consideration receivable for the securities issued at the modified conversion price would purchase at the Applicable Price and of which the denominator is the number of Shares in issue immediately before such date of modification plus the number of Shares to be issued upon conversion of or the exercise of the subscription rights conferred by such securities at the modified conversion or exchange rate or subscription price, such adjustment shall take effect as at the date upon which such modification takes effect. A right of conversion or subscription shall not be treated as modified for the foregoing purposes where it is adjusted to take account of rights or capitalisation issues and other events normally giving rise to adjustment of conversion or exchange terms.

            For the purposes of this sub-paragraph (e), the "Total Effective Consideration" receivable for the securities issued shall be deemed to be the consideration receivable by the Company for any such securities plus the additional minimum consideration (if any) to be received by the Company upon (and assuming) the conversion or exchange thereof or the exercise of such subscription rights, and the Total Effective Consideration per Share initially receivable for such securities shall be such aggregate consideration divided by the number of Shares to be issued upon (and assuming) such conversion or exchange at the initial conversion or exchange rate or the exercise of such subscription rights at the initial subscription price, in each case without any deduction for any commissions, discounts or expenses paid, allowed or incurred in connection with the issue.

      (f) If and whenever the Company shall issue wholly for cash any Shares at a price per Share which is less than 90% of the market price (as defined in Condition 7.2) at the date of the announcement of the terms of such issue (for the purpose of this sub-paragraph (f), the "Applicable Price"), the Conversion Price shall be adjusted by multiplying the Conversion Price in force immediately before the date of such announcement by a fraction of which the numerator is the number of Shares in issue immediately before the date of such announcement plus the number of Shares which the aggregate amount payable for the issue would purchase at the Applicable Price and the denominator is the number of Shares in issue immediately before the date of such announcement plus the number of Shares so issued for cash. Such adjustment shall become effective on the date of the issue.

      (g) If and whenever the Company shall issue Shares for the acquisition of assets at a Total Effective Consideration (as defined below in this sub-paragraph (g)) per Share which is less than 90% of the market price (as defined in Condition 7.2) at the date of the announcement of the terms of such issue, the Conversion Price shall be adjusted in such manner as may be determined by an approved merchant bank or the auditors of the Company for the time being, such adjustment to become effective on the date of issue. For the purposes of this sub-paragraph (g), "Total Effective Consideration" shall be the aggregate consideration credited as being paid for such Shares by the Company on acquisition of the relevant asset without any deduction of any commissions, discounts or expenses paid, allowed or incurred in connection with the issue thereof, and the "Total Effective Consideration per Share" shall be the Total Effective Consideration divided by the number of Shares issued as aforesaid.

7.2   For the purposes of this Condition 7:

      "announcement" shall include the release of an announcement to the press or the delivery or transmission by telephone, facsimile transmission, telex or otherwise of an announcement to the Stock Exchange and "date of announcement" shall mean the date on which the announcement is first so released, delivered or transmitted;

      "approved merchant bank" means a merchant bank of repute in Hong Kong selected by the Company and approved by the Debentureholder for the purpose of providing a specific opinion or calculation or determination hereunder;

      "Capital Distribution" shall (without prejudice to the generality of that phrase) include distributions in cash or specie. Any dividend charged or provided for in the accounts for any financial period shall (whenever paid and however described) be deemed to be a Capital Distribution provided that any such dividend shall not be deemed or regarded as Capital Distribution if it is paid out of (i) the aggregate of the net profits (less losses) attributable to the holders of Shares for all financial periods after December 31, 2004 as shown in the audited consolidated profit and loss account of the Company and its subsidiaries for each financial period ended December 31, 2005 or other financial year end date from time to time adopted by the Company; (ii) and/or distributable reserves of the Company and its subsidiaries.

      "issue" shall include allot;

      "market price" mean the average of the closing price per Share for each of the last five (5) Stock Exchange trading days on which dealings in the Shares on the Stock Exchange took place ending on such trading day last preceding the day on or as of which the market price is to be ascertained;

      "reserves" includes inappropriate profits and distributable reserves;
      and

      "rights" includes rights in whatsoever form issued.

7.3   The provisions of Condition 7.1 shall not apply to:

      (a) an issue of fully paid Shares upon the exercise of options granted under the share option scheme of the Company for the time being or any conversion rights attached to securities convertible into Shares or upon exercise of any rights (including any conversion of the Debenture) to acquire Shares (except a rights issue) provided that an adjustment (if required) has been made under this Condition 7 in respect of the issue of such securities or granting of such rights (as the case may be);

      (b) an issue of fully-paid Shares by way of capitalisation of all or part of any subscription right reserve, or any similar reserve which has been or may be established pursuant to the terms of any securities wholly or partly convertible into, or rights to acquire, Shares; or

      (c)   an issue of Shares pursuant to a scrip dividend scheme.

7.4 Any adjustment to the Conversion Price shall be made to the nearest one-tenth of one cent.

7.5 Notwithstanding anything contained herein, no adjustment shall be made to the Conversion Price in any case in which the amount by which the same would be reduced in accordance with the foregoing provisions of this Condition would be less than one-tenth of one cent and any adjustment that would otherwise be required then to be made shall not be carried forward and/or if as a result of such adjustment, the Conversion Price shall fall below the then nominal value of each Share.

7.6 Whenever the Conversion Price is adjusted as herein provided the Company shall as soon as possible but no later than ten (10) Business Days after the relevant adjustment has been determined give notice of the same to the Debentureholder (setting forth the event giving rise to the adjustment, the Conversion Price in effect prior to such adjustment, the adjusted Conversion Price and the effective date thereof).

7.7 Notwithstanding any other provision of this Condition 7, no adjustment shall be made which would (but for this Condition 7.7) result in the Conversion Price being reduced so that on conversion, Shares would fall to be issued at a discount to their nominal value, and in such case an adjustment shall be made to the effect that the Conversion Price shall be reduced to the nominal value of the Shares.

7.8 Any adjustment to the Conversion Price shall not involve an increase in the Conversion Price (except upon any consolidation of the Shares pursuant to Condition 7.1(a)).

7.9 Every adjustment to the Conversion Price shall be certified in writing by the auditors of the Company for the time being or an approved merchant bank (as defined in Condition 7.2).

7.10 The Company shall make available for inspection at its principal place of business in Hong Kong at all times after the effective date of the adjustment in the Conversion Price and so long as the Debenture remains outstanding, a signed copy of the certificate of the approved merchant bank or the auditors and a certificate signed by a director of the Company setting forth brief particulars of the event giving rise to the adjustment, the Conversion Price in effect prior to the adjustment, the adjusted Conversion Price and the effective date thereof and shall, on request, send a copy thereof to the Debentureholder.

8.    Procedure for Conversion and Share Issue
      ----------------------------------------

8.1 The Conversion Rights may, subject as provided herein, be exercised on any Business Day, prior to five (5) Business Days prior to the Maturity Date, by the Debentureholder delivering a written notice in a form as set out in Exhibit 1 attached hereto to the Registrar in accordance with Condition 15 stating the intention of the Debentureholder to convert the whole or any part(s) of the principal amount of the Debenture into Shares. Any such conversion notice shall be in the form accompanying with the Debenture certificate or obtainable from the Registrar. A conversion notice once given may not be withdrawn without the consent in writing of the Company.

8.2 Taxes and stamp duty, issue and registration duties (if any) and levies and charges (if any) arising on any conversion will normally be borne by the Company except under the circumstances where the Debentureholder requests for the issue of a large number of Share certificates each with a denomination unreasonably small upon conversion, any taxes and stamp duty, issue and registration duties (if any) and levies and charges (if any) arising thereon shall be borne by the Debentureholder as the Company may reasonably determine.

8.3 (a) The Conversion Shares shall be allotted and issued by the Company free from all Encumbrances, credited as fully paid to the Debentureholder or as it may direct, within ten (10) Business Days after, and with effect from, the later of the Exercise Date or the date on which the certificate for the Debenture is delivered to and received by the Company. The Conversion Shares shall rank pari passu with all the then issued Shares.

      (b) The certificate(s) for the Conversion Shares to which the

      Debentureholder or such person as it may direct shall become entitled in consequence of any conversion shall, if the Debentureholder so requests in the notice, be deposited in the CCASS participant's stock account set out in the notice or in the absence of such request by the Debentureholder, shall be issued in board lots to the extent possible, with one certificate for any odd lot of Shares arising from conversion and made available for collection at the

      Company's address specified in Condition 15, in each case, within the five (5) Business Day period, or such longer days that the Company may reasonably determine, provided for in sub-paragraph (a) above, and (if appropriate) the certificate for the Debenture with an endorsement thereon by a director of the Company for any balance of the Debenture not converted shall be made available for collection at the Registrar's address specified in Condition 15 with the same period.

9.    Protection of the Debentureholder
      ---------------------------------

9.1 So long as the Debenture is outstanding, unless with prior written approval of the Debentureholder:

      (a) the Company shall from time to time keep available for issue, free from pre-emptive rights, out of its authorised but unissued capital, sufficient Shares to satisfy in full the Conversion Rights at the Conversion Price and all other rights for the time being outstanding of subscription for and conversion into Shares;

      (b) the Company undertakes to the Debentureholder that it will at all times have sufficient shareholders' mandate to issue and allot the Conversion Shares in compliance with the Listing Rules and all applicable laws and regulations;

      (c) the Company shall not in any way modify the rights attached to the Shares as a class or attach any special restrictions thereto;

      (d) the Company shall procure that at no time shall there be in issue Shares of different nominal values;

      (e)   the Company shall use its best endeavours to:

            (i) maintain a listing for all the issued Shares on the Stock Exchange;

            (ii) obtain and maintain a listing on the Stock Exchange for all the Conversion Shares issued on the exercise of the Conversion Rights; and

            (iii) obtain and maintain a listing for all the Conversion Shares issued on the exercise of the Conversion Rights on any other stock exchange on which any of the Shares are for the time being listed;

            and shall forthwith give notice to the Debentureholder in accordance with Condition 15 of the listing or delisting of the Shares by any such stock exchange;

      (f) the Company shall ensure that all Conversion Shares issued upon conversion of the Debenture shall be duly and validly issued fully paid and registered; and

      (g) the Company shall comply with and procure the compliance of all conditions imposed by the Stock Exchange or by any other competent authority (in Hong Kong or elsewhere) for approval of the issue of the Debenture or for the listing of and permission to deal in the Shares issued or to be issued on the exercise of the

            Conversion Rights and ensure the continued compliance thereof (provided in each case that the Debentureholder complies with and satisfies all such conditions).

      (h)   the Company shall:

            (i) maintain in full force and effect all authorisations required from any governmental or other authority or from any shareholders or creditors of the Company for or in connection with the execution, validity and performance of this Debenture have been obtained and are in full force and effect, and take immediate steps to obtain and thereafter maintain in full force and effect any other authorisations which may become necessary or advisable for the purposes stated therein;

            (ii) ensure that its obligations under this Debenture at all times rank at least pari passu with all other unsecured obligations of the Company; and

            (iii) promptly inform the Debentureholder of any occurrence of which it becomes aware which might adversely affect its ability to perform its obligations under this Debenture and which otherwise would not be required to be disclosed to its shareholders pursuant to applicable statute and rules of the HKSE.

9.2 If an offer is made to all holders of Shares (or such holders other than the offeror and/or any company controlled by the offeror and/or persons associated or acting in concert with the offeror) to acquire all or a portion of the Shares and such offer comes to the knowledge of the Company, the Company shall forthwith give notice of such offer to the Debentureholder and shall use all its reasonable endeavours to procure that a similar offer is extended in respect of this Debenture or in respect of any Shares issued on conversion of this Debenture during the period of the offer.

9.3 The Company shall not do any act or engage in any transaction the result of which, having regard to the provisions of Condition 7, would be to reduce the Conversion Price to below the nominal amount of a Share.

9.4 The Company shall not make any reduction or redemption of share capital, share premium account or capital redemption reserve involving the repayment of money to shareholders of the Company (other than to shareholders of the Company having the right on a winding-up to a return of capital in priority to the holders of Shares) or reduce any uncalled liability in respect thereof unless, in any such case, the same gives rise (or would, but for the provisions of Condition 7(e) give rise) to an adjustment of the Conversion Price in accordance with Condition 7.

9.5 The Company shall not issue or pay up any securities by way of capitalisation of profits or reserves other than (i) by the issue of fully paid Shares to holders of its Shares; or (ii) as mentioned in Condition 7.3(b); or (iii) by the issue of Shares in lieu of a cash dividend in the manner referred to in Condition 7.3(c).

9.6 The Company shall not make any distribution in specie to holders of Shares unless the Debentureholder is entitled to the Specie Distribution Right (as defined in Condition 14) in accordance with Condition 14.

9.7 The Company shall not close its register of shareholders for more than ten (10) Business Days each year (in addition to any period required by law or regulation including the Listing Rules) or take any other action which prevents the transfer of its Shares generally unless, under the laws of Hong Kong and the bylaws of the Company as then in effect, the Debenture may be converted legally into Shares and the Shares so converted may be transferred at all times during the period of such closure. The Company shall not take any action which prevents the conversion of the Debenture or delivery of Shares in respect thereof.

10.   Events of default
      -----------------

      If any of the following events ("Events of Default") occurs, the Debentureholder may give notice to the Company that the Debenture, on the giving of such notice, are immediately due and payable at their principal amount then outstanding:

      (a)   the listing of the Shares (as a class) on the Stock Exchange:

            (i)   ceases; or

            (ii) is suspended for a continuous period of thirty (30) Business Days on each of which the Stock Exchange is generally open for trading due to the default of the Company or any of its directors, officers, employees or agents;

      (b) the Company defaults in performance or compliance with any of its material obligations contained in the Conditions, which breach or default is incapable of remedy or, if capable of remedy, is not remedied within fourteen (14) Business Days after notice of such breach or default is sent to the Company;

      (c) an encumbrancer takes possession or a receiver, manager or other similar officer is appointed of the whole or any material part of the undertaking, property, assets or revenues of the Company or any of its material subsidiaries;

      (d) the Company or any of its material subsidiaries becomes insolvent or is unable to pay its debts as they mature or applies for or consents to the appointment of any administrator, liquidator or receiver of the whole or any material part of its undertaking, property, assets or revenues or enters into a general assignment or compromise with or for the benefit of its creditors;

      (e) an order is made or an effective resolution passed for winding-up of the Company or any of its material subsidiaries;

      (f) the Company defaults in the payment of the principal in respect of the Debenture when and as the same ought to be paid and such default is not remedied by the

            Company within seven (7) Business Days of the due date thereof; or

      (g) a moratorium is agreed or declared in respect of any indebtedness of the Company or any material subsidiaries or any governmental authority or agency condemns, seizes, compulsorily purchases or expropriates all or any material part of the assets of the Company or any material subsidiaries;

      provided that notwithstanding the foregoing, if the Company shall fail to issue the Conversion Shares in accordance with the Conditions, the Debentureholder shall be entitled to bring an action against the Company for either specific performance or damages. The Company will forthwith on becoming aware of any such event as is mentioned in this Condition give notice in writing thereof to the Debentureholder. At any time after any interest amount or the principal amount of the Debenture has become payable, the Debentureholder may without further notice institute such proceedings as it may think fit to enforce payment of the monies due.

11.   Voting
      ------

      The Debentureholder shall not be entitled to receive notices of, attend or vote at any meetings of the Company by reason only of it being the Debentureholder.

12.   Experts
      -------

      In giving any certificate or making the Adjustment, any approved merchant bank (as defined in Condition 7.2) or independent auditors appointed shall be deemed to be acting as experts and not as arbitrators and, in the absence of manifest error, their decision shall be conclusive and binding on the Company and the Debentureholder and all persons claiming through or under them respectively.

13.   Replacement Debenture
      ---------------------

13.1  If the certificate for the Debenture is lost or mutilated, the
      --------------------------------------------------------------
      Debentureholder shall notify the Company as soon as practicable and a replacement certificate shall be issued, at the cost of the Debentureholder, if the Debentureholder provides the Company with a declaration by the Debentureholder or its officer that the certificate for the Debenture had been lost or mutilated (as the case may be) or other evidence that the certificate for the Debenture had been lost or mutilated, together with the mutilated certificate for the Debenture (if applicable) and an appropriate indemnity in such form and content as the Company may reasonably require.

13.2 The certificate for the Debenture replaced in accordance with this Condition shall forthwith be cancelled.

14.   Distribution in Specie
      ----------------------

      If the Company declares a distribution in specie other than an issue of Shares in lieu of a cash dividend falling under Condition 7.3(c) (a "Specie Distribution") to shareholders at any time during the period in which the Debentureholder can exercise its Conversion Rights, the Debentureholder will, unless an adjustment to the Conversion Price has been made under Condition 7 in respect of the Specie Distribution in full, be entitled to an amount (the "Specie Distribution Right") which shall be determined as follows:

      (a) the Company and the Debentureholder will forthwith on the date of announcement of the Specie Distribution instruct the approved merchant bank to value the Specie Distribution which would have been payable to the Debentureholder on the Shares falling to be issued if the Debentureholder had exercised its Conversion Rights immediately prior to the record date for the Specie Distribution in respect of the whole or any part(s) of the principal amount of the Debenture then outstanding (the "Notional Specie Distribution); and

      (b) upon the determination of the approved merchant bank's valuation of the Notional Specie Distribution (which valuation shall be final and binding on both the Company and the Debentureholder) the Company will pay a cash amount equal to the value of the Notional Specie Distribution to the Debentureholder.



15.   Notices
      -------

      Any notice required or permitted to be given by delivering it to the party:

      (a) in the case of the Debentureholder, at the registered address shown in the register of the Debentureholder as kept by the Registrar.

      (b)   in the case of the Company, at the following address:

            Address     :     12th Floor, The Grande Building
                              398 Kwun Tong Road, Kowloon
                              Hong Kong
            Facsimile   :     (852) 2343 2329 and (65) 6222 2153
            Attention   :     General Counsel

      (c)   in the case of the Registrar, at the following address:

            Address:          12th Floor, The Grande Building
                              398 Kwun Tong Road, Kowloon
                              Hong Kong
            Facsimile   :     (852) 2343 2329 and (65) 6222 2153
            Attention   :     Secretary
      or to such other Hong Kong address or facsimile as the Company or the Registrar may have notified to the Debentureholder or vice versa or such other registrar, address or facsimile as the Company may have notified to the Debentureholder. Any notice made pursuant to this Condition 15 may be given by sending it by ordinary post or by hand to such address or to such other address as the party concerned may have notified to the other parties in accordance with this Condition and such notice shall be deemed to be served on the day of delivery (or on the immediately following Business Day, if the day of delivery is not a Business Day or if the delivery or transmission is made after 5:00 p.m. (Hong Kong time)), or in the case of ordinary post 48 hours after posting, or if sooner upon acknowledgement of receipt by or on behalf of the party to which it is addressed, or if given or made by facsimile, when despatched with confirmation of successful transmission (and if the deemed date of delivery is not a Business Day, on the immediately following Business
      Day). Acknowledgement in writing of receipt of a notice by or on behalf of a party, signed or initialled by any employee of such party, shall be evidence that such notice has been duly served in accordance with this Condition.

16.   Amendment
      ---------

      The terms and conditions of the Debenture may be varied, expanded or amended by agreement in writing between the Company and the Debentureholder from time to time.

17.   Governing law and jurisdiction
      ------------------------------

      The Debenture is governed by and shall be construed in accordance with Hong Kong law and the Company and the Debentureholder agree to submit to the non-exclusive jurisdiction of the courts of Hong Kong in connection herewith.

                                   Exhibit 1

                          The Grande Holdings Limited

                               CONVERSION NOTICE
                               -----------------

              FOR THE CONVERTIBLE DEBENTURE DUE DECEMBER 5, 2008



Terms defined in the certificate for the Debenture (as may be amended) shall bear the same meanings in this Conversion Notice.

The undersigned hereby irrevocably elects to convert the following amount of the Debenture into shares of HK$[-__] each in The Grande Holdings Limited ("the Company") in accordance with the terms and conditions of the Debenture and the terms below.

Amount to be converted ("Conversion Amount") (Note 1):
US$________________________ (at least US$5 million and a multiple of US$1 million) (the certificate of the Debenture must be attached to this notice)

Balance Amount (Note 2): US$
                         ---------------------------------------------------

(a certificate in respect of the Debenture representing the outstanding principal amount (after deducting the Conversion Amount) shall be issued by the Company upon presentation and cancellation of the existing Certificate)

Name of Debentureholder: Gottfried Ludwig Prentice Jurick

Exercise Date:
              --------------------------------------------------------------
(the  date  this   notice  is  given,   or  deemed  to  be  given,   by  the
Debentureholder)

Conversion Price:
                 -----------------------------------------------------------

Name in which Shares to be issued:

Address of shareholder:
                       -----------------------------------------------------

Signature of Debentureholder:
                             -----------------------------------------------

Note 1

Please insert the amount of the Debenture to be converted into the shares of the Company, which should be at least US$5 million and a multiple of US$1 million.

Note 2

 Please insert the balance of the outstanding principal amount of the Debenture after deducting the Conversion Amount.

                                   Exhibit 2

                          The Grande Holdings Limited

                               FORM OF TRANSFER
                               ----------------

              FOR THE CONVERTIBLE DEBENTURE DUE DECEMBER 5, 2008
              --------------------------------------------------


To:   Grande Holdings LTD (the "Company")

I am the holder of the convertible debenture due December 5, 2008 in the principal amount of US$ 26,000,000 (the "Debenture") issued by the Company on December 5, 2005.

References in this Transfer Form to "Conditions" are to the terms and conditions on which the Debenture was issued, as the same may have been amended from time to time pursuant to the terms thereof. Terms defined in the Conditions shall have the same meaning herein, save where the context otherwise requires.


1. I hereby transfer all/part* of the Debenture registered in my name in the Register to:

      ---------------------------------------------------------------------

      whose registered office address is at


      ---------------------------------------------------------------------

      ---------------------------------------------------------------------

      ---------------------------------------------------------------------
      (the "Transferee")

2.    Total principal amount and Certificate number of the transferred
      Debenture:

      Total principal amount to be transferred
                                                             --------------

      Certificate number of Certificate for Debenture
      being transferred
                                                             --------------

3.    +Total principal amount of Debenture to be retained:

      +Total principal amount to be retained
                                                             --------------

4. I hereby request that a Certificate in respect of the transferred Debenture (as referred to in paragraph 2 above) be issued to the person(s) whose name(s) and address(es) are set out in paragraph 1 above and that such Certificate:

      (a) be despatched by ordinary post at my own risk to the person whose name and address are given below and in the manner specified below:

            Name     :
                        ---------------------------

            Address  :
                        ---------------------------

                        ---------------------------

                        ---------------------------

       (b) if no name and address are given in (a) above, be made available for collection at the office of the Registrar referred to for that purpose in the Conditions.

5. The Certificate in respect of the transferred Debenture (as referred to in paragraph 2 above) is enclosed with this Transfer Form.

6. + I hereby request that a Certificate in respect of the Debenture to be retained by us as set out in paragraph 3 above be issued to the person(s) whose name(s) and address(es) is/are set out below:

      +Name       :
                        ---------------------------

      +Address    :
                        ---------------------------

                        ---------------------------

                        ---------------------------

      and that such Certificate:


      + (a) be despatched by ordinary post at my/our own risk to the person whose name and address are given below and in the manner specified below:

            +Name    :
                        ---------------------------

            +Address :
                        ---------------------------

                        ---------------------------

                        ---------------------------

      + (b) if no name and address are given above, then such certificate shall be made available for collection at the office of the Registrar specified or referred to for that purpose in the Conditions.

7. The registered account of the Transferee (being a HK$ account) for the purposes of receipt of principal and any other amounts in respect of the Debenture is (unless otherwise instructed by the Transferee) as follows:


      Name of Account   :
                               ---------------------------

      Account No        :
                               ---------------------------

      Sort Code         :
                               ---------------------------

      Name of Bank      :
                               ---------------------------

      Address of Bank   :
                               ---------------------------

                               ---------------------------

+ complete/or applicable if only transferring part of the Debenture of which the transferring Debentureholder is the holder, otherwise delete.




Name of Transferor             :
                                    ___________________________

Signature of Transferor        :
                                    ___________________________

Date                           :
                                    ___________________________


Signature of witness           :
                                    ___________________________

Name of witness                :
                                    ___________________________

Date                           :    ___________________________



Name of Transferee             :
                                    ___________________________

Signature of Transferee        :
                                    ___________________________

Date                           :    ___________________________


Signature of witness           :
                                    ___________________________

Name of witness                :
                                    ___________________________

Date                           :
                                    ___________________________

MALLESONS STEPHENS JAQUES

SC 13D EXHIBIT 5
----------------




                                 US$26,000,000

                              FACILITY AGREEMENT

                             dated 22 August 2005

                                      for




                    S&T International Distribution Limited
                                  as Borrower

                          The Grande Holdings Limited
                                 as Guarantor

                                     with




                     ABN AMRO Bank N.V., Hong Kong Branch
                               acting as Lender



                -----------------------------------------------

                             FACILITY AGREEMENT

               ------------------------------------------------






                          Mallesons Stephen Jaques
                          37th Floor Two International Finance Centre
                          8 Finance Street
                          Central Hong Kong
                          T +852 3443 1000
                          F +852 3443 1299
                          www.mallesons.com

                                   CONTENTS
CLAUSE                                                                    PAGE
                                   SECTION 1
                                INTERPRETATION
1.    Definitions and interpretation.........................................1

                                   SECTION 2
                                   FACILITY
2.    Facility..............................................................10
3.    Purpose...............................................................10
4.    Conditions of Utilisation.............................................10

                                   SECTION 3
                                  UTILISATION
5.    Utilisation...........................................................12

                                   SECTION 4
                    REPAYMENT, PREPAYMENT AND CANCELLATION
6.    Repayment.............................................................13
7.    Prepayment and cancellation...........................................13

                                   SECTION 5
                             COSTS OF UTILISATION
8.    Interest..............................................................15
9.    Interest Periods......................................................15
10.   Changes to the calculation of interest................................16
11.   Up-front Fees.........................................................17

                                   SECTION 6
                        ADDITIONAL PAYMENT OBLIGATIONS
12.   Tax gross up and indemnities..........................................18
13.   Increased costs.......................................................20
14.   Other indemnities.....................................................21
15.   Mitigation by the Lender..............................................22
16.   Costs and expenses....................................................22

                                   SECTION 7
                                   GUARANTEE
17.   Guarantee and Indemnity...............................................24

                                  SECTION 8
              REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT
18.   Representations.......................................................27
19.   Information undertakings..............................................32
20.   Financial covenants...................................................33
21.   General undertakings..................................................36
22.   Events of Default.....................................................39

                                   SECTION 9
                              CHANGES TO PARTIES
23.   Changes to the Lender.................................................43



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(C) Mallesons Stephen Jaques   Facility Agreement                            i

24.   Changes to the OBLIGOR.................................................44

                                  SECTION 10
                                  THE LENDER
25.   Conduct of business by the lender......................................45

                                  SECTION 11
                                ADMINISTRATION
26.   Payment mechanics......................................................46
27.   Set-off................................................................47
28.   Notices................................................................47
29.   Calculations and certificates..........................................49
30.   Partial invalidity.....................................................49
31.   Remedies and waivers...................................................49
32.   Amendments and waivers.................................................50
33.   Counterparts...........................................................50
                                  SECTION 12
                         GOVERNING LAW AND ENFORCEMENT
34.   Governing law..........................................................51
35.   Enforcement............................................................51

                                 THE SCHEDULES
SCHEDULE                                                                   PAGE

SCHEDULE 1 Conditions precedent..............................................52
SCHEDULE 2 Requests..........................................................54
SCHEDULE 3 Form of Compliance Certificate....................................55
SCHEDULE 4 Existing Security.................................................56



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(C) Mallesons Stephen Jaques   Facility Agreement                           ii

THIS AGREEMENT is dated 22 August 2005 and made between:

(1)   S&T International Distribution Limited as borrower (the "Borrower");

(2)   The Grande Holdings Limited as borrower (the "Guarantor");

(3)   ABN AMRO Bank N.V., Hong Kong Branch as lender (the "Lender")



IT IS AGREED as follows:

                                   SECTION 1
                                INTERPRETATION

1.    DEFINITIONS AND INTERPRETATION

1.1   Definitions

      In this Agreement:

      "Acquisition" means the acquisition by the Borrower of the Acquisition Shares pursuant to the Acquisition Documents.

      "Acquisition Agreement" means the sale and purchase agreement dated 20 August 2005 between the Seller and the Borrower relating to the sale and purchase of the Acquisition Shares.

      "Acquisition Completion Time" means the time on the "Completion Date", as defined in the Acquisition Agreement, at which the Acquisition takes effect and the Borrower obtains sole beneficial ownership of all of the Acquisition Shares.

      "Acquisition Documents" means:

      (a)   the Acquisition Agreement;

      (b)   the Representation Letters; and

      (c)   the Acquisition Share Documents,

      and any other document designated as such by the Lender and the Borrower.

      "Acquisition Shares" means 10,000,000 issued shares of and ownership interests (of each class) in Target.

      "Acquisition Share Documents" means, in respect of the Acquisition
      Shares:

      (a)   share certificates;

      (b) such instruments of transfer as are necessary to complete the transfer of the Acquisition Shares to the Borrower and to the Lender pursuant to the Pledge Agreement and to complete the perfection of the Security pursuant to the Pledge Agreement; and

      (c) all other stock powers and other documents required to effect such transfers and security,

      each as may be required by the Lender, and which must be duly executed and stamped.


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(C) Mallesons Stephen Jaques   Facility Agreement                             1

      "Affiliate" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

      "American Stock Exchange" means the American Stock Exchange and/or any other stock exchange approved by the Lender.

      "APLMA" means the Asia Pacific Loan Market Association Limited.

      "Assignment of Acquisition Agreement" means the security document given that title and entered into by the Borrower and the Lender creating security over the Borrower's rights under the Acquisition Agreement.

      "Authorisation" means:

      (a) an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation, lodgement or registration; or

      (b) in relation to anything which will be fully or partly prohibited or restricted by law or regulation if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

      "Availability Period" means the period from and including the date of this Agreement to and including the date which is 1 Month after the date of this Agreement.

      "Borrowings" has the meaning given to it in Clause 20 (Financial covenants).

      "Break Costs" means the amount (if any) by which:

      (a) the interest which the Lender should have received for the period from the date of receipt of all or any part of the Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount of that Loan or Unpaid Sum received been paid on the last day of that Interest Period;

      exceeds:

      (b) the amount which the Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

      "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Hong Kong and (in relation to any date for payment or purchase of US Dollars) New York City and London.

      "Cash" has the meaning given to it in Clause 20 (Financial covenants).

      "Cash Equivalent Investments" has the meaning given to it in Clause 20 (Financial covenants).

      "Commitment" means the lower of:

      (a)   US$26,000,000; and

      (b) the amount equal to 50 per cent. of the total consideration payable for the Acquisition Shares under the Acquisition Document,

-------------------------------------------------------------------------------
(C) Mallesons Stephen Jaques   Facility Agreement                             2
      to the extent not cancelled, reduced or transferred by it under this Agreement.

      "Compliance Certificate" means a certificate substantially in the form set out in Schedule 3 (Form of Compliance Certificate) which is required to be delivered to the Lender from time to time pursuant to Clause 19.2 (Compliance Certificate).

      "Consolidated Current Assets" has the meaning given to it in Clause 20 (Financial covenants).

      "Consolidated Current Liabilities" has the meaning given to it in Clause 20 (Financial covenants).

      "Consolidated Tangible Net Worth" has the meaning given to it in Clause 20 (Financial covenants).

      "Consolidated Net Debt" has the meaning given to it in Clause 20 (Financial covenants).

      "Convertible Debenture" has the same meaning as given to it in the Acquisition Agreement.

      "Default" means an Event of Default or any event or circumstance which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

      "EBITDA" has the meaning given to it in Clause 20 (Financial covenants).

      "Event of Default" means any event or circumstance specified as such in Clause 22 (Events of Default).

      "Facility" means the term loan facility made available under this Agreement as described in Clause 2 (Facility).

      "Facility Office" means the office or offices notified by the Lender to the Borrower in writing as the office or offices through which it will perform its obligations under this Agreement.

      "Finance Document" means this Agreement, any Security Document and any other document designated as such by the Lender and the Borrower.

      "Financial Indebtedness" means any indebtedness for or in respect of:

      (a)   moneys borrowed;

      (b) any amount raised under any acceptance credit, bill acceptance or bill endorsement facility;

      (c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

      (d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with GAAP, be treated as a finance or capital lease;

      (e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

      (f) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;


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(C) Mallesons Stephen Jaques   Facility Agreement                             3

      (g) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

      (h)   shares which are expressed to be redeemable;

      (i) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

      (j) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to
            (i) above.

      "GAAP" means generally accepted accounting principles, standards and practices in Hong Kong.

      "Governmental Agency" means any government or any governmental agency, semi-governmental or judicial entity or authority (including, without limitation, any stock exchange or any self-regulatory organisation established under any law or regulation).

      "Group" means the Guarantor and its Subsidiaries for the time being including, without limitation, Target with effect from the Acquisition Completion Time and "Group Member" means any member of the Group.

      "Holding Company" means, in relation to a company or corporation, any other company or corporation in respect of which it is a Subsidiary.

      "Hong Kong" means the Hong Kong Special Administrative Region of the People's Republic of China.

      "Hong Kong Stock Exchange" means The Stock Exchange of Hong Kong Limited and/or any other stock exchange approved by the Lender.

      "Indirect Tax" means any goods and services tax, consumption tax, value added tax or any Tax of a similar nature.

      "Interest Expense" has the meaning given to it in Clause 20 (Financial covenants).

      "Interest Payment Date" means the last day of each Interest Period.

      "Interest Period" means, in relation to the Loan, each period determined in accordance with Clause 9 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 8.3 (Default interest).

      "LIBOR" means, in relation to the Loan:

      (a)   the applicable Screen Rate; or

      (b) (if no Screen Rate is available for US Dollars for the Interest Period of that Loan) the rate quoted by the Lender to leading banks in the London interbank market,

      as of 11.00am on the Quotation Day for the offering of deposits in US Dollars for a period comparable to the Interest Period for that Loan.


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

      "Loan" means the loan made or to be made under the Facility or the principal amount outstanding for the time being of the loan.

      "Loan-to-value ratio" means, as at any date, the ratio of the aggregate principle amount of the outstanding Loan as at that date to the market value of the Acquisition Shares as reasonably determined by the Lender as at the close of business on that date and confirmed by an independent broker nominated by the Lender.

      "London Business Day" means a day (other than a Saturday or Sunday) on which deposits may be dealt in on the Relevant Interbank Market and banks are open for general business in London.

      "LVR Adjustment" has the meaning given to it in Clause 7.5 (Mandatory Prepayment of LVR Adjustment).

      "Margin" means:

      (a)   subject to paragraph (b) below, 1.50 per cent. per annum; and

      (b) in relation to a Quotation Date which is four months after the Utilisation Date, 2.00 per cent. per annum.

      "Material Adverse Effect" means a material adverse effect on or material adverse change in:

      (a) the condition (financial or otherwise), assets, operations, prospects or business of the Obligor or the consolidated condition (financial or otherwise), assets, operations, prospects or business of the Group taken as a whole;

      (b) the ability of the Obligor to perform and comply with its obligations under any Finance Document;

      (c) the validity, legality or enforceability of, or the rights or remedies of the Lender under, any Finance Document; or

      (d) the validity, legality or enforceability of any Security expressed to be created pursuant to any Security Document or the priority and ranking of any of that Security.

      "Material Group Member" means at any time each Obligor and a Group Member as to which one or more of the following conditions are satisfied at that time:

      (a) its net profits or (in the case of a Group Member which has Subsidiaries) consolidated net profits attributable to the Guarantor (before taxation and extraordinary items) are at least 5 per cent. of the consolidated net profits (before taxation and extraordinary items but after deducting minority interests in Subsidiaries) of the Group;

      (b) its net assets or (in the case of a Group Member which has Subsidiaries) consolidated net assets attributable to the Guarantor represent 5 per cent. or more of the consolidated net assets (after deducting minority interests in Subsidiaries) of the Group; or

      (c) its gross assets or (in the case of a Group Member which has Subsidiaries) consolidated gross assets attributable to the Guarantor represent 5 per cent. or more of the consolidated gross assets (after deducting minority interests in Subsidiaries) of the Group,


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(C) Mallesons Stephen Jaques   Facility Agreement                             5
      all as calculated by reference to the latest available consolidated accounts of the Group.

      "Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

      (a) (subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

      (b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

      (c) if an Interest Period begins on the last Business Day of a calendar month and, consistent with the terms of this Agreement, that Interest Period is to be of a duration equal to a whole number of Months, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

      The above rules will only apply to the last Month of any period.

      "Net Sales Proceeds" has the meaning given to it in Clause 7.4 (Mandatory Prepayment of Net Sales Proceeds).

      "Net Worth" has the meaning given to it in Clause 20 (Financial covenants).

      "Obligors" means the Borrower and the Guarantor and "Obligor" means each of them.

      "Original Financial Statements" means the audited financial statements of the Guarantor and the audited consolidated financial statements of the Group, each for the financial year ended 31 December 2004.

      "Party" means a party to this Agreement.

      "Pledge Agreement" means the security document given that title and entered into by the Borrower and the Lender creating Security over the Acquisition Shares.

      "Quotation Day" means, in relation to any period for which an interest rate is to be determined two London Business Days before the first day of that period unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Lender in accordance with market practice in the Relevant Interbank Market (and if quotations for that currency and period would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

      "Relevant Interbank Market" means the London interbank market.

      "Relevant Period" has the meaning given to it in Clause 20 (Financial covenants).

      "Repayment Date" means the earlier of:

      (a)   the date which is six Months after the date of this Agreement; and

      (b) the date on which the Borrower or Guarantor raises any Financial Indebtedness to refinance the Facility.



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

      "Repeating Representations" means each of the representations set out in Clause 18 (Representations) other than 18.11 (No misleading information), 18.18 (Solvency) and 18.21 (The Acquisition Documents).

      "Representation Letter" means each "Representation Letter" as defined in the Acquisition Agreement, signed by the Borrower or by the Seller.

      "Sale" means a disposal (whether in a single transaction or a series of related transactions) of any of the Acquisition Shares.

      "Screen Rate" means the British Bankers' Association Interest Settlement Rate for US Dollars for the relevant period displayed on page "LIBOR01" of the Reuters screen. If the agreed page is replaced or service ceases to be available, the Lender may specify another page or service displaying the appropriate rate after consultation with the Borrower.

      "Secured Obligations" means all present and future moneys, debts and liabilities due, owing or incurred by the Borrower to the Lender under or in connection with any Finance Document (whether actually or contingently and whether as principle, surety or otherwise).

      "Security" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

      "Security Document" means:

      (a)   the Pledge Agreement; and

      (b)   the Assignment of Acquisition Agreement,

      any other security document that may at any time be executed in favour of the Lender by a member of the Group as Security for any of the Secured Obligations pursuant to or in connection with any Finance Document and which the Lender and the Borrower agree will be a "Security Document".

      "Security Perfection Requirements" means:-

      (a) registration of the Pledge Agreement at the Companies Registry of Hong Kong; and

      (b) registration of the Assignment of Acquisition Agreement at the Companies Registry of Hong Kong; and

      in respect of any Security Documents relating to an Obligor or assets located outside Hong Kong, any other registration or notice requirements which the Lender may request or which may be identified as being necessary or desirable in any legal opinion accepted pursuant to Clause 4 (Conditions of Utilisation).

      "Seller " means Gottfried Ludwig Prentice Jurick.

      "Share Release Documents" means a release letter and any other evidence required by the Lender to confirm that the Acquisition Shares will not, from the time of the Utilisation, be secured in favour of Seng Heng Bank.

      "Stock Exchange" means:

      (a)   the Hong Kong Stock Exchange; and



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


      (b)   the American Stock Exchange.

      "Subsidiary" means a subsidiary within the meaning of section 2 of the Companies Ordinance (Cap. 32) but also includes any person whose profit or loss is required by GAAP to be included in the consolidated annual profit and loss statements of that person or would be required if that person were a company.

      "Target" means Emerson Radio Corporation, a Delaware corporation.

      "Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

      "Transaction Document" means:

      (a)   the Finance Documents; and

      (b)   the Acquisition Documents.

      "Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

      "Utilisation" means a utilisation of the Facility.

      "Utilisation Date" means the date on which the Loan is, on is to be made.

      "Utilisation Request" means a notice substantially in the form set out in Schedule 2 (Requests).

      1.2 Construction

      (a) Unless a contrary indication appears, any reference in this Agreement to:

            (i) "acting in concert" has the meaning given to it in the Codes on Takeovers and Mergers and Share Repurchases published from time to time by the Securities and Futures Commission of Hong Kong;

            (ii) the "Lender", "Obligor" or any "Party" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

            (iii) "assets" includes present and future properties, revenues and rights of every description;

            (iv) the "control" of one person (the "first person") by another person (the "second person") or the first person being "controlled" by the second person means that the second person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove all or a majority of the members of the board of directors or other governing body of the first person or otherwise controls or has the power of control over the affairs and policies of the first person;

            (v) a "Finance Document" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

            (vi) "indebtedness" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;


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


            (vii) a "person" includes any person, firm company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

           (viii) a "regulation" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

            (ix) a provision of law is a reference to that provision as amended or re-enacted; and

            (x)   a time of day is a reference to Hong Kong time.

      (b) Section, Clause and Schedule headings are for ease of reference only.

      (c) Unless a contrary indication appears, a term used in any other Finance Document or in any notice or certificate given under or in connection with any Finance Document has the same meaning in that Finance Document, notice or certificate as in this Agreement.

      (d) A Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been remedied or waived, provided that in the case of any Event of Default arising under Clause 22.4 (Misrepresentation) by virtue of any inaccurate or misleading information, any subsequent provision of accurate information shall not constitute a remedy for such Event of Default.

      (e) "$", "US$", "dollars" and "US Dollars" denote the lawful currency of the United States of America, "HK$" and "HK Dollars" denote the lawful currency of Hong Kong.


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


                                   SECTION 2
                                   FACILITY

2.    FACILITY

      Subject to the terms of this Agreement, the Lender makes available to the Borrower a term loan facility in an aggregate amount equal to the Commitment.

3.    PURPOSE

      The Borrower shall apply all amounts borrowed by it under Facility towards the financing the payment of the consideration payable by the Borrower for the Acquisition pursuant to the Acquisition Documents.

4.    CONDITIONS OF UTILISATION

4.1   Initial conditions precedent

      The Borrower may not deliver a Utilisation Request unless the Lender has received all of the documents and other evidence listed in Schedule 1 (Conditions precedent) in form and substance satisfactory to the Lender. The Lender shall notify the Borrower promptly upon being so satisfied.

4.2   Further conditions precedent

      The Lender will only be obliged to comply with Clause 5.4 (Availability of Loan) if on the proposed Utilisation Date (prior to or simultaneously with the advance of the Loan):

      (a)   the Lender has:

            (i) received all of the documents and other evidence appearing to comply with the requirements of and listed in Schedule 1 (Conditions precedent) (other than those already received under Clause 4.1 (Initial conditions precedent)) in form and substance satisfactory to the Lender and/or received evidence satisfactory to it that all of such documents and other evidence so complying with such requirements are held in escrow (on terms satisfactory to the Lender) and will be released to the Lender simultaneously with the making of the Loan, or

            (ii) (to the extent not so received) waived the requirement to receive those;

      (b)   no Default is continuing or would result from the proposed Loan;

      (c) the Repeating Representations to be made by each Obligor are true in all material respects;

      (d) the Lender has received evidence satisfactory to it that the Borrower has issued the Convertible Debenture to the Seller no later than the time of making of the Loan; and

      (e)   the Lender has received:

            (i)   the Acquisition Share Documents;

            (ii)  copies of the Representation Letters; and


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

           (iii) a signed acknowledgment from the Seller in the form required by the Assignment of Acquisition Agreement.

4.3   Post-completion undertaking

      The Borrower shall, no later than 15 Business Days after the Acquisition Completion Time, provide to the Lender evidence satisfactory to the Lender (acting reasonably) that Form 13D and Form 3 have been filed by the Borrower with the U.S. Securities and Exchange Commission.


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


                                   SECTION 3
                                  UTILISATION

5.    UTILISATION

5.1   Delivery of a Utilisation Request

      The Borrower may utilise the Facility by delivery to the Lender of a duly completed Utilisation Request not later than 12 noon three Business Days before the Utilisation Date.

5.2   Completion of a Utilisation Request

(a) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

      (i) the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;

      (ii) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount);

      (iii) the proposed Interest Period complies with Clause 9 (Interest Periods); and

      (iv) it specifies the accounts and banks to which the proceeds of the Utilisation are to be credited provided that it specifies instructions so that:

            (A) the amount which is required to be paid to Seng Heng Bank Ltd in order for Seng Heng Bank Ltd to release its Security over the Acquisition Shares (as such amount confirmed in the document accepted in satisfaction of paragraph 6(c) of
                  Schedule 1 (Conditions Precedent) is requested to be paid to that bank; and

            (B) the balance which is to be paid in accordance with instructions from the Seller in order to fully satisfy the consideration payable for the Acquisition Shares is requested to be paid to the Seller.

(b)   Only one Loan may be requested under the Facility.

5.3   Currency and amount

(a)   The currency specified in a Utilisation Request must be US Dollars.

(b)   The amount of the proposed Loan must be equal to the Commitment.

5.4   Availability of Loan

      If the conditions set out in this Agreement have been met, the Lender shall make the Loan available by the Utilisation Date through its Facility Office.



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


                                   SECTION 4
                    REPAYMENT, PREPAYMENT AND CANCELLATION

6.    REPAYMENT

6.1   Repayment of Loan

(a)   The Borrower shall repay the Loan in full in one amount on the Repayment
      Date.

(b) The Borrower may not reborrow any part of the Facility which is repaid or pre-paid.

7. PREPAYMENT AND CANCELLATION

7.1   Illegality

      If it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain the Loan:

      (a) the Lender shall promptly notify the Borrower upon becoming aware of that event;

      (b) upon the Lender notifying the Borrower, the Commitment will be immediately cancelled; and

      (c) the Borrower shall repay the Loan on the last day of the Interest Period relating to the Loan occurring after the Lender has notified the Borrower or, if earlier, the date specified by the Lender in the notice delivered to the Borrower (being no earlier than the last day of any applicable grace period permitted by law).

7.2   Voluntary cancellation

      If the Loan has not been drawn down by the close of business in Hong Kong on the last day of the Availability Period, the Facility shall automatically be cancelled on that date.

7.3   Voluntary prepayment of Loan

      The Borrower may, if it gives the Lender not less than five Business Days' prior notice, prepay the whole Loan on any Interest Payment Date.

7.4   Mandatory Prepayment of Net Sales Proceeds

      (a)   If a Sale occurs, the Borrower shall promptly notify the Lender.

      (b) In this Clause 7.4, "Net Sales Proceeds" means the aggregate amount of all cash (or, in the case of any non-cash consideration including by way of set-off, the monetary value thereof) received by or paid to the order of the Borrower as a result of or in connection with a Sale after deducting all costs and expenses properly incurred and payable in connection with that Sale.

      (c) The Borrower shall prepay the Loan by an amount equal to the full amount of the Net Sales Proceeds.

7.5   Mandatory Prepayment of LVR Adjustment

      (a) The Borrower shall ensure that the Loan-to-value ratio shall not at any time exceed 90 per cent.

      (b) If the Loan-to-value ratio is at any time greater than 85 per cent. but less than 90 per cent., the Borrower shall prepay,




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



      within five Business Days, the Loan by an amount ("LVR Adjustment") that is sufficient to ensure compliance with the undertaking under paragraph
      (a) of Clause 7.5 (Mandatory Prepayment of LVR Adjustment).

7.6   Restrictions

      (a) Any notice of cancellation or prepayment given by any Party under this Clause 7 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

      (b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs payable under Clause 10.3 (Break Costs), without premium or penalty.

      (c) The Borrower shall not repay or prepay all or any part of the Loan or cancel all or any part of the Commitment except at the times and in the manner expressly provided for in this Agreement.

      (d) No amount of the Commitment cancelled under this Agreement may be subsequently reinstated.



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


                                    SECTION
                             COSTS OF UTILISATION

8.    INTEREST

8.1   Calculation of interest

      The rate of interest on the Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

      (a)   Margin; and

      (b)   LIBOR.

8.2   Payment of interest

      The Borrower shall pay accrued interest on the Loan on each Interest Payment Date.

8.3   Default interest

      (a) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the Unpaid Sum from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (b) below, is the sum of two per cent. and the rate which would have been payable if the Unpaid Sum had, during the period of non-payment, constituted a Loan in the currency of the Unpaid Sum for successive Interest Periods, each of a duration selected by the Lender (acting reasonably). Any interest accruing under this Clause 8.3 shall be immediately payable by the Obligor on demand by the Lender.

      (b) If any Unpaid Sum consists of all or part of the Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

            (i) the first Interest Period for that Unpaid Sum shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

            (ii) the rate of interest applying to the Unpaid Sum during that first Interest Period shall be the sum of two per cent. and the rate which would have applied if the Unpaid Sum had not become due.

      (c) Default interest (if unpaid) arising on an Unpaid Sum will be compounded with the unpaid sum at the end of each Interest Period applicable to that Unpaid Sum but will remain immediately due and payable.

8.4   Notification of rates of interest

      The Lender shall promptly notify the Borrower of the determination of a rate of interest under this Agreement.

9.    INTEREST PERIODS

9.1   Selection of Interest Periods

      (a) The Borrower may select an Interest Period for the Loan in the Utilisation Request.




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(C) Mallesons Stephen Jaques   Facility Agreement                            15

(b) Subject to this Clause , the Borrower may select an Interest Period of one week, two weeks, one Month, two Months or three Months or any other period agreed between the Borrower and the Lender.

(c)   An Interest Period for the Loan shall not extend beyond the Repayment
      Date.

(d) Each Interest Period for the Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

9.2   Non-Business Days

      If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

9.3   Division of Loan

      The Loan shall not be divided.

10.   CHANGES TO THE CALCULATION OF INTEREST

10.1  Market disruption

(a) If a Market Disruption Event occurs in relation to the Loan for any Interest Period, then the rate of interest on that Loan for the Interest Period shall be the rate per annum which is the sum of:

      (i)   the Margin; and

      (ii) the rate notified to the Borrower by the Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to the Lender of funding that Loan from whatever source it may reasonably select.

(b)   In this Agreement "Market Disruption Event" means:

      (i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and the Lender is unable to provide a quotation to determine LIBOR for the relevant currency and Interest Period; or

      (ii) before close of business in Hong Kong or London on the Quotation Day for the relevant Interest Period, the Borrower receives notifications from the Lender that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR.

10.2  Alternative basis of interest or funding

(a) If a Market Disruption Event occurs and the Lender or the Borrower so requires, the Lender and the Borrower shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(b) Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of the Lender and the Borrower, be binding on all Parties.



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


10.3   Break Costs

(a) The Borrower shall, within three Business Days of demand by the Lender, pay to the Lender its Break Costs attributable to all or any part of the Loan or Unpaid Sum being paid by the Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b) The Lender shall, as soon as reasonably practicable after a demand by the Borrower, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

11.   UP-FRONT FEES

      The Borrower shall pay to the Lender an up-front fee of US$125,000 within one Business Day of the date of this Agreement.




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


                                   SECTION 6
                        ADDITIONAL PAYMENT OBLIGATIONS


12.   TAX GROSS UP AND INDEMNITIES

12.1  Definitions

(a)   In this Agreement:

      "Tax Credit" means a credit against, relief or remission for, or repayment of any Tax.

      "Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

      "Tax Payment" means either the increase in a payment made by an Obligor to the Lender under Clause 12.2 (Tax gross-up) or a payment under Clause
      12.3 (Tax indemnity).

(b) Unless a contrary indication appears, in this Clause 12 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

12.2   Tax gross-up

(a) All payments to be made by an Obligor to the Lender under or in connection with a Finance Document shall be made free and clear of and without any Tax Deduction, unless such Obligor is required to make a Tax Deduction, in which case the sum payable by such Obligor shall be increased to the extent necessary to ensure that the Lender receives a sum net of any Tax Deduction, equal to the sum which it would have received if no Tax Deduction had been required.

(b) The Borrower shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Lender accordingly. Similarly, the Lender shall notify the Borrower on becoming so aware in respect of a payment payable to the Lender.

(c) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(d) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Lender evidence reasonably satisfactory to the Lender that the Tax Deduction has been made or (as applicable) any appropriate payment has been paid to the relevant taxing authority.

12.3  Tax indemnity

(a) Without prejudice to Clause 12.2 (Tax gross-up), if the Lender is required to make any payment of or on account of Tax on or in relation to any sum received or receivable under or in connection with the Finance Documents (including any sum deemed for purposes of Tax to be received or receivable by the Lender whether or not actually received or receivable) or if any liability in respect of any such payment is asserted, imposed, levied or assessed against the Lender, the Borrower shall (within three Business Days of demand by the Lender) promptly indemnify the




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      Lender an amount equal to the loss or liability which the Lender determines will be or has been (directly or directly) suffered for or on account of Tax by it in respect of a Finance Document, together with any interest, penalties, costs and expenses payable or incurred in connection therewith.

(b)   Paragraph (a) above shall not apply:

      (i)   with respect to any Tax imposed:

            (A)   by the jurisdiction in which the Lender is incorporated; or

            (B)   by the jurisdiction in which its Facility Office is located,

            which is calculated by reference to the net income actually received or receivable (but, for the avoidance of doubt, not including any sum deemed for purposes of Tax to be received or receivable by the Lender but not actually received or receivable) by the Lender; or

      (ii) to the extent a loss, liability or cost is compensated for by an increased payment under Clause 12.2 (Tax gross-up).

(c) The Lender making, or intending to make, a claim under paragraph (a) above shall promptly notify the Borrower of the event which will give, or has given, rise to the claim.

12.4  Tax Credit

      If an Obligor makes a Tax Payment and the Lender determines that:

      (a) a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part or to that Tax Payment; and

      (b) the Lender has obtained, utilised and fully retained that Tax Credit on an affiliated group basis,

      the Lender shall pay an amount to the Obligor which the Lender determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

12.5  Stamp taxes

      The Borrower shall pay and, within three Business Days of demand, indemnify the Lender against any cost, loss or liability the Lender incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.

12.6   Indirect Tax

(a) All consideration expressed to be payable under a Finance Document by any Party to the Lender shall be deemed to be exclusive of any Indirect Tax. If any Indirect Tax is chargeable on any supply made by the Lender to any Party in connection with a Finance Document, that Party shall pay to the Lender (in addition to and at the same time as paying the consideration) an amount equal to the amount of the Indirect Tax.

(b) Where a Finance Document requires any Party to reimburse the Lender for any costs or expenses, that Party shall also at the same time pay and indemnify the Lender against all



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      Indirect Tax incurred by the Lender in respect of the costs or expenses except to the extent that the Lender determines that it is entitled to credit or repayment in respect of the Indirect Tax.

13.   INCREASED COSTS

13.1  Increased costs

(a) Subject to Clause 13.3 (Exceptions) the Borrower shall, within three Business Days of a demand by the Lender, pay for the account of the Lender the amount of any Increased Costs incurred by the Lender or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement. The terms "law" and "regulation" in this paragraph (a) shall include, without limitation, any law or regulation concerning capital adequacy, prudential limits, liquidity, reserve assets or Tax.

(b)   In this Agreement "Increased Costs" means:

      (i) a reduction in the rate of return from the Facility or on the Lender's (or its Affiliate's) overall capital (including, without limitation, as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by the Lender or one of its Affiliates);

      (ii)  an additional or increased cost; or

      (iii) a reduction of any amount due and payable under any Finance
            Document,

      which is incurred or suffered by the Lender or any of its Affiliates to the extent that it is attributable to the Lender having entered into its Commitment or funding or performing its obligations under any Finance Document.

13.2   Increased cost claims

(a) If the Lender intends to make a claim pursuant to Clause 13.1 (Increased costs) shall notify the Borrower of the event giving rise to the claim.

(b) The Lender shall, as soon as practicable after a demand by the Borrower, provide a certificate confirming the amount of its Increased Costs.

13.3   Exceptions

(a) Clause 13.1 (Increased costs) does not apply to the extent any Increased Cost is:

      (i) attributable to a Tax Deduction required by law to be made by an Obligor;

      (ii) compensated for by Clause 12.3 (Tax indemnity) (or would have been compensated for under Clause 12.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of Clause 12.3 (Tax indemnity) applied); or

      (iii) attributable to the wilful breach by the Lender or its Affiliates of any law or regulation.

(b) In this Clause 13.3, a reference to a "Tax Deduction" has the same meaning given to the term in Clause 12.1 (Definitions).




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14.   OTHER INDEMNITIES

14.1  Currency indemnity

(a) If any sum due from an Obligor under the Finance Documents (a "Sum"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "First Currency") in which that Sum is payable into another currency (the "Second Currency") for the purpose of:

      (i)   making or filing a claim or proof against that Obligor; or

      (ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

      that Obligor shall as an independent obligation, within three Business Days of demand, indemnify the Lender against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

14.2  Other indemnities

      Each Obligor shall, within three Business Days of demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of:

      (a)   the occurrence of any Event of Default;

      (b) any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Obligor or with respect to the transactions contemplated or financed under the Finance Documents;

      (c) a failure by an Obligor to pay any amount due under a Finance Document on its due date;

      (d) funding, or making arrangements to fund, the Loan requested by the Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by the Lender alone), including where conditions to funding have not been fulfilled either by the time required under this Agreement or by any later time specified by the Lender; or

      (e) the Loan not being prepaid in accordance with a notice of prepayment given by the Borrower.

14.3  Indemnity to the Lender

      The Borrower shall promptly indemnify the Lender against any cost, loss or liability incurred by the Lender (acting reasonably) as a result of:

      (a)   investigating any event which it reasonably believes is a Default;
            or



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      (b)   acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

15.   MITIGATION BY THE LENDER

15.1  Mitigation

(a) The Lender shall, in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 7.1 (Illegality), Clause 12 (Tax gross up and indemnities) (other than Clause 12.6 (Indirect Tax)) or Clause 13 (Increased costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b) Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

15.2   Limitation of liability

(a) The Borrower shall indemnify the Lender for all costs and expenses reasonably incurred by the Lender as a result of steps taken by it under Clause 15.1 (Mitigation).

(b) The Lender is not obliged to take any steps under Clause 15.1 () if, in its opinion (acting reasonably), to do so might be prejudicial to it.

16.   COSTS AND EXPENSES

16.1  Transaction expenses

      The Borrower shall, within three Business Days of demand pay the Lender the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing and execution of:

      (a) this Agreement and any other documents referred to in this Agreement; and

      (b) any other Finance Documents executed after the date of this Agreement. 16.2 Amendment costs If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 26.8 (Change of currency), the Borrower shall, within three Business Days of demand, reimburse the Lender for the amount of all costs and expenses (including legal fees) reasonably incurred by the Lender in responding to, evaluating, negotiating or complying with that request or requirement.

16.3   Enforcement costs

        The Borrower shall, within three Business Days of demand, pay to the Lender the amount of all costs and expenses (including legal fees) incurred by the Lender in connection with the enforcement of, or the preservation of any rights under, any Finance Document or in connection with anything referred to in Clause 14.2(c) (Other indemnities).




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16.4  Transaction indemnity

      The Borrower undertakes to pay the Lender within three Business Days of demand an amount equal to any liability, damages, cost, loss or expense (including legal fees, costs and expenses) directly incurred by the Lender or any of its Affiliates or any of its (or its Affiliates') directors, officers, employees or agents (each a "Relevant Finance Party") arising out of, in connection with or based on:

      (a)   the Acquisition (whether or not made);

      (b) any Relevant Finance Party financing or refinancing, or agreeing to finance or refinance, any acquisition of any shares or interest in Target by any Group Member or the Borrower or any person acting in concert with any Group Member or the Borrower; or

      (c)   the use of proceeds of the Loan,

      (d) except to the extent that or those liability, damages, cost, loss or expense:

      (e) is or are resulted primarily from the gross negligence or wilful misconduct of that Relevant Finance Party;

      (f) relate to fees payable under Clause 11 (Up-front Fees) or the cost of work to which those fees relate or claims for loss of profits by the Lender under the Finance Documents; or

      (g) relate to costs and expenses of the type payable under Clause 16.1 (Transaction expenses).




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                                   SECTION 7
                                   GUARANTEE

17.   GUARANTEE AND INDEMNITY

17.1  Guarantee and indemnity

(a) guarantees to the Lender punctual performance by the Borrower of all of the Borrower's obligations under the Finance Documents;

(b) undertakes with the Lender that whenever the Borrower does not pay any amount when due under or in connection with any Finance Document, the Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) indemnifies the Lender immediately on demand against any cost, loss or liability suffered by the Lender if any obligation guaranteed by it (or anything which would have been an obligation if not unenforceable, invalid or illegal) is or becomes unenforceable, invalid or illegal. The amount of the cost, loss or liability shall be equal to the amount which the Lender would otherwise have been entitled to recover.

17.2  Continuing guarantee

      This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by the Borrower under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

17.3  Reinstatement

      If any payment to or any discharge given by the Lender (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced for any reason including, without limitation, as a result of insolvency, breach of fiduciary or statutory duties or any similar event:

      (a) the liability of the Borrower shall continue as if the payment, discharge, avoidance or reduction had not occurred; and

      (b) the Lender shall be entitled to recover the value or amount of that security or payment from the Borrower, as if the payment, discharge, avoidance or reduction had not occurred.

17.4  Waiver of defences

      The obligations of the Guarantor under this Clause 17 will not be affected by an act, omission, matter or thing which, but for this Clause 17, would reduce, release or prejudice any of its obligations under this Clause 17 (without limitation and whether or not known to it or the Lender) including:

      (a) any time, waiver or consent granted to, or composition with, the Borrower or other person;

      (b) the release of the Borrower or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;



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      (c)   the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, execute, take up or enforce, any rights against, or security over assets of, the Borrower or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

      (d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the Borrower or any other person;

      (e) any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

      (f) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

      (g)   any insolvency or similar proceedings; or

      (h) this Agreement or any other Finance Document not being executed by or binding against any party.

17.5  Immediate recourse

      The Guarantor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Guarantor under this Clause 17. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

17.6  Appropriations

      Until all amounts which may be or become payable by the Borrower under or in connection with the Finance Documents have been irrevocably paid in full, the Lender (or any trustee or agent on its behalf) may:

      (a) refrain from applying or enforcing any other moneys, security or rights held or received by the Lender (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and the Guarantor shall not be entitled to the benefit of the same; and

      (b) hold in an interest-bearing suspense account any moneys received from the Guarantor or on account of the Guarantor's liability under this Clause 17.

17.7  Deferral of Guarantors' rights

      Until all amounts which may be or become payable by the Borrower under or in connection with the Finance Documents have been irrevocably paid in full and unless the Lender otherwise directs, the Guarantor will not exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

      (a)   to be indemnified by the Borrower;

      (b) to claim any contribution from any other guarantor of or provider of security for the Borrower's obligations under the Finance Documents; and/or




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      (c)   to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by the Lender.

17.8  Additional security

      This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by the Lender.




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                                   SECTION 8
              REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

18.   REPRESENTATIONS

(a) Each Obligor makes the representations and warranties set out in this Clause 18 to the Lender on the date of this Agreement.

(b)   For the representations and warranties made on the date of this
      Agreement:

      (i)   references to Group Members or an Obligor exclude Target; and

      (ii)  references to Subsidiaries exclude Target.

(c) For the representations and warranties made on the Utilisation Date and/or at the Acquisition Completion Time:

      (i)   references to the Group include Target; and

      (ii)  references to Subsidiaries include Target and its Subsidiaries

      (if any), except that for the purposes of the representations and warranties made on the Utilisation Date and/or at the Acquisition Completion Time under Clauses 18.19 (Taxes), any reference therein to the Group or Subsidiaries shall be deemed not to include Target.

18.1   Status

(a) It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b) It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.

18.2  Binding obligations

      The obligations expressed to be assumed by it in each Transaction Document are legal, valid, binding and enforceable, subject to:

      (a) any general principles of law limiting its obligations which are specifically referred to in any legal opinion accepted pursuant to Clause 4 (Conditions of Utilisation); or

      (b) in the case of any Security Document, the Security Perfection Requirements.

18.3  Non-conflict with other obligations

      None of the execution and delivery of this Agreement by it, the performance of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement will:

      (a) violate, conflict with or result in any breach of any provision of the certificate or articles of incorporation or bylaws (or equivalent constitutional documents) of any member of the Group;

      (b) violate, conflict with, or result in a violation or breach of, or constitute a default under the terms, conditions or provisions of, any material note, bond, mortgage, indenture or deed



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            of trust or any material license, lease or agreement to which a member of the Group is a party; or

      (c) violate any order, writ, judgment, injunction, decree, statute, rule or regulation of any court or other Governmental Agency applicable to a member of the Group or of a Stock Exchange,

      nor (except as provided in any Security Document) result in the existence of, or oblige it to create, any Security over any of its assets.

18.4  Consents and Approvals

      No filing or registration with, no notice to and no permit, authorization, consent or approval of, any third party or any Governmental Agency is or will be necessary for the consummation of the Acquisition other than (a) those already obtained that have been disclosed to the Lender, and (b) any other consents, approvals, authorizations, permits, filings or notifications which, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

18.5  Power and authority

      As of the Acquisition Completion Time, it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, the Transaction Documents to which it is a party and the transactions contemplated by those Transaction Documents.

18.6  Validity and admissibility in evidence

      All Authorisations required or desirable:


      (a) to enable it lawfully to enter into, exercise its rights and comply with its obligations in the Transaction Documents to which it is a party;

      (b) to make the Transaction Documents to which it is a party admissible in evidence in its jurisdiction of incorporation; and

      (c) to enable it to create the Security to be created by it pursuant to any Security Document and to ensure that such Security has the priority and ranking it is expressed to have,

      have been obtained or effected and are in full force and effect except:

            (i) for any applicable Security Perfection Requirements that are yet to be complied with in accordance with the Finance Documents; and

            (ii) as specifically referred to in any legal opinion accepted pursuant to Clause 4 (Conditions of Utilisation).

18.7  Governing law and enforcement

(a) The choice of Hong Kong law as the governing law of the Finance Documents will be recognised and enforced in its jurisdiction of incorporation.

(b) Any judgment obtained in Hong Kong or any jurisdiction referred to in Clause 35 (Enforcement) in relation to a Finance Document will be recognised and enforced in its jurisdiction of incorporation.

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18.8  Deduction of Tax

      It is not required under the law applicable where it is incorporated or resident or at its address for the purpose of this Agreement to make any deduction for or on account of Tax from any payment it may make under any Transaction Document.

18.9  No filing or stamp taxes

      Under the law of its jurisdiction of incorporation it is not necessary that the Transaction Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to the Transaction Documents or the transactions contemplated by the Transaction Documents.

18.10 No default

(a) No Event of Default is continuing or might reasonably be expected to result from the making of any Utilisation.

(b) No other event or circumstance is outstanding which constitutes a default under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which might reasonably be expected to have a Material Adverse Effect.

18.11 No misleading information

(a) Any factual information provided by or on behalf of any member of the Group was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b) Any financial projections provided by or on behalf of an Obligor were prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c) Nothing has occurred or been omitted from the information so provided and no information has been given or withheld that results in the information provided by or on behalf of an Obligor being untrue or misleading in any material respect.

18.12 Financial statements

(a) Its Original Financial Statements were prepared in accordance with GAAP consistently applied.

(b) Its Original Financial Statements give a true and fair view of its financial condition and operations (consolidated in the case of the Group) as at the end of and for the relevant financial year.

(c) There has been no material adverse change in its condition (financial or otherwise), assets, operations, prospects or business (or the consolidated condition (financial or otherwise), assets, operations, prospects or business of the Group (excluding Target) in the case of the Guarantor) since 31 December 2004.

(d) There has been no material adverse change in the consolidated condition (financial or otherwise), assets, operations, prospects or business of the Group (including Target) in the case of the Guarantor since 31 March 2005.

18.13 Pari passu ranking

(a) Subject to the requirements specified at the end of Clause 18.6 (Validity and admissibility in evidence), each Security Document creates (or, once entered into, will create) in favour of the

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



      Lender the Security which it is expressed to create with the ranking and priority it is expressed to have.

(b) Without limiting paragraph (a) above, its payment obligations under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally.

18.14 No proceedings pending or threatened

      No litigation, arbitration, investigative or administrative proceedings of or before any court, arbitral body or agency which, if adversely determined, might reasonably be expected to have a Material Adverse Effect have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

18.15 Title

      It has good and marketable title to the assets expressed to subject to the Security created by it pursuant to each Security Document, free from all Security except the Security created pursuant to, or permitted by, the Finance Documents.

18.16 Authorised signatories

      Each person specified as its authorised signatory in any document accepted by the Lender pursuant to paragraph 1(c) of Schedule 1 (Conditions precedent) or delivered to the Lender pursuant to paragraph
      (d) of Clause 19.4 (Information: miscellaneous) is, subject to any notice to the contrary delivered to the Lender pursuant to Clause 19.4, authorised to sign all Utilisation Requests (in the case of the Borrower only) and other notices on its behalf under or in connection with the Finance Documents.

18.17 Acquisition Shares

(a) The Acquisition Shares represent at least 10,000,000 and 37 per cent. of the issued, outstanding and allotted share capital of and ownership interests in Target and all of the Acquisition Shares are duly authorized, validly issued, fully paid and non-assessable. There are no outstanding options, warrants or other securities convertible or exchangeable into shares or ownership interests in Target or any obligation by Target to issue additional shares of or ownership interests in Target which have been exercised as at the Acquisition Completion Time.

(b)   As of the Acquisition Completion Time:

      (i) the Borrower owns the Acquisition Shares, legally and beneficially, free and clear of any Security (other than Security created under the Security Documents); and

      (ii) there is no Security (other than Security created under the Security Documents) or other third party rights over or affecting the Acquisition Shares and there is no agreement to give or create any such Security or right and to its knowledge, no person has claimed to be entitled to any such Security or right.

(c) No person has the right (whether exercisable now or in the future and whether contingent or not) to call for the allotment, issue, sale or transfer of any share in the capital of any Group Member under any option or other agreement (including conversion rights and rights of pre-emption) other than:

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      (i)   any such rights in respect of any share in the capital of Target;
            and

      (ii)  the rights of the Seller under the Convertible Debenture.

18.18 Solvency

      Neither any Obligor, nor any Group Member, Target or any of their respective Subsidiaries is unable to pay its debts as and when such debts come due.

18.19 Taxes

(a) Each of the Obligors and the Group Members has timely filed (taking into account all available extensions) all Tax Returns concerning Taxes (or such Tax Returns have been filed on behalf of it) required to be filed by it by applicable law during the past five (5) years and has paid all amounts due in respect of Taxes (whether or not actually shown on such Tax Returns) other than amounts due which are being or were disputed in good faith by it and for which it has made adequate reserve on its books. All such Tax Returns are true, correct and complete in all material respects.

(b) On or prior to the Acquisition Completion Time, no Tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to an Obligor or Group Member and at any time after the Acquisition Completion Time, no such audits or proceedings are pending or being conducted except to the extent that any such audits or proceedings would not, and would not reasonably be expected to, have a Material Adverse Effect.

18.20 No Unlawful Financial Assistance

      None of the Transaction Documents, and none of the transactions contemplated by any of the Transaction Documents, contravenes any of the provisions of Sections 47A to 47E and 48 of the Companies Ordinance (Cap.32) of the Laws of Hong Kong, or any provisions of any applicable laws or regulations in any jurisdiction concerning financial assistance by any company or any of its Subsidiaries for the acquisition of or subscription for shares of or ownership interests in such company or concerning the protection of shareholders' capital.

18.21 The Acquisition Documents

      The Acquisition Documents:

      (a) contain all the terms of the agreements and arrangements between Target and the Borrower in relation to investment (whether by way of equity, debt or otherwise) in connection with the Acquisition and there are no other agreements or other documents relating or relevant thereto or the arrangements contemplated thereby which are not included therein or which have not otherwise been disclosed to the Lender prior to the date hereof;

      (b)   are in full force and effect; and

      (c) have not been amended or waived (in whole or in part), save in each case for amendments or waivers which are not and might not be adverse to the interests of the Lender.

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18.22 Repetition

      The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period.

19.   INFORMATION UNDERTAKINGS

      The undertakings in this Clause 19 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

19.1  Financial statements

      The Guarantor shall supply to the Lender as soon as the same become available, but in any event within 90 days after the end of each half of each of its financial years its consolidated financial statements for that financial half year.

19.2  Compliance Certificate

(a) The Guarantor shall supply to the Lender, with each set of financial statements delivered pursuant to Clause 19.1 (), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 20 (Financial covenants) as at the date as at which or, as applicable, during the period in respect of which those financial statements were drawn up.

(b) Each Compliance Certificate shall be signed by two directors of the Guarantor and, in the case of financial statements delivered pursuant to Clause 19.1 (Financial statements), shall be reported on by the auditors for the Guarantor in the form specified in Schedule 3 (Form of Compliance Certificate).

19.3  Requirements as to financial statements

(a) Each set of financial statements received by the Lender pursuant to Clause 19.1 (Financial statements) shall be certified by a director of the Guarantor as giving a true and fair view of its (or, as the case may be, the Group's consolidated) financial condition and operations as at the end of and for the period in relation to which those financial statements were drawn up.

(b) The Guarantor shall procure that each set of financial statements of the Guarantor received pursuant to Clause 19.1 (Financial statements) is prepared using GAAP, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements unless, in relation to any set of financial statements, it notifies the Lender that there has been a change in GAAP, the accounting practices or reference periods and the Guarantor's auditors deliver to the Lender:

      (a) a description of any change necessary for those financial statements to reflect the GAAP, accounting practices and reference periods upon which the Original Financial Statements were prepared; and

      (b) sufficient information, in form and substance as may be reasonably required by the Lender, to enable the Lender to determine whether Clause 20 (Financial covenants) has been complied with and make an accurate comparison between the financial position indicated in those financial statements and the Original Financial Statements.

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      Any reference in this Agreement to those financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.

19.4  Information: miscellaneous

(a)   The Borrower shall supply (or procure to be supplied) to the Lender:

      (i) promptly upon becoming aware of them, the details of any litigation, arbitration, investigative or administrative proceedings which are current, threatened or pending against any member of the Group, and which might, if adversely determined, have a Material Adverse Effect;

      (ii) promptly, such further information regarding the Acquisition or financial condition, business and operations of Target or any member of the Group as the Lender may reasonably request; and

      (iii) promptly, notice of any change in the authorised signatories of the Borrower signed by a Director or the secretary of the Borrower, a specimen whose signature has previously been provided to the Lender, accompanied (where relevant) by a specimen signature of each new signatory,

(b) Each Obligor shall supply to the Lender such information as it reasonably requires for the performance of its rights and obligations under the Finance Documents.

19.5  Notification of default

(a) Each Obligor shall notify the Lender of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b) Promptly upon a request by the Lender, the Borrower shall supply to the Lender a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

20.   FINANCIAL COVENANTS

20.1  Financial condition

      The   Guarantor shall ensure that:

      (a) Consolidated Tangible Net Worth shall at all times exceed HK$1,000,000,000;

      (b) Consolidated Net Debt to Consolidated Tangible Net Worth shall not at any time exceed 0.85:1;

      (c) Consolidated Current Assets to Consolidated Current Liabilities shall at all times exceed 0.9:1; and

      (d) the ratio of EBITDA to Interest Expense for any Relevant Period shall at all times exceed 4:1.

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20.2  Financial covenant calculations

      Borrowings, EBITDA, Interest Expense and Net Worth shall be calculated and interpreted on a consolidated basis in accordance with the GAAP applicable to the Original Financial Statements of the Guarantor and shall be expressed in HK Dollars.

20.3  Definitions for financial ratios

      In this Clause 20.3:

      "Cash" means, at any time, cash at bank credited to an account in the name of the Guarantor with a reputable financial institution and to which the Guarantor is alone beneficially entitled and for so long as
      (a) that cash is repayable on demand; (b) repayment of that cash is not contingent on the prior discharge of any other indebtedness of any Group Member or of any other person whatsoever or on the satisfaction of any other condition; (c) there is no Security over that cash.

      "Cash Equivalent Investments" means investments that are short term investments (excluding equity investments) which are readily convertible into cash without incurring any significant premium or penalty.

      "Consolidated Current Assets" means, at any time, the aggregate at such time of:

      (a) the cash, stocks, marketable securities and prepayments of the Group;

      (b) the debtors and deposits of the Group payable on demand or within one year from the date of computation; and

      (c) any other assets of the Group which would, in accordance with generally accepted accounting standards in Hong Kong (as used in the Group's then most recent audited annual financial statements) be considered as current assets.

      "Consolidated Current Liabilities" at any time means the aggregate at such time of the obligations of the Group to pay money on demand or within one year from the date of computation and any other obligations of the Group which would, in accordance with generally accepted accounting standards in the Hong Kong (as used in the Group's then most recent audited annual financial statements), be considered as a current liability.

      "Consolidated Tangible Net Worth" means at any time the aggregate of the amounts paid up or credited as paid up on the issued ordinary share capital of the Guarantor and the amount standing to the credit of the reserves of the Group, including any amount credited to the share premium account, but deducting:

      (a) any debit balance on the consolidated profit and loss account of the Group;

      (b) (to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group (including, without limitation, brands, trademarks and patents);

      (c) any amount in respect of interests of non-Group Members in Group Subsidiaries;

      (d) (to the extent included) any provision for deferred taxation or deferred development costs;

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      (e)   (to the extent included) any amounts arising from an upward revaluation of assets made at any time after 31 December 2004; and

      (f) any amount in respect of any dividend or distribution declared, recommended or made by the any member of the Group and to the extent such distribution is not provided for in the most recent financial statements, and so that no amount shall be included or excluded more than once.

      "Consolidated Net Debt" means at any time the aggregate amount of all obligations of the Group for or in respect of Financial Indebtedness but:

      (a)   excluding any such obligations to any other member of the Group;
            and

      (b) deducting the aggregate amount of freely available Cash and Cash Equivalent Investments held by the Group at such time,

      and so that no amount shall be included or excluded more than once.

      "EBITDA" means, in relation to any Relevant Period, the total consolidated operating profit of the Group for that Relevant Period:

      (a)   before taking into account:

            (i)   Interest Expense;

            (ii)  Tax;

            (iii) any share of the profit of any associated company or undertaking, except for dividends received in cash by any member of the Group; and

            (iv)  extraordinary and exceptional items ; and

      (b) after adding back all amounts provided for depreciation and amortisation for that Relevant Period,

      as determined (except as needed to reflect the terms of this Clause 20) from the financial statements of the Group and Compliance Certificates delivered under Clause 19.1 (Financial statements) and Clause 19.2 (Compliance Certificate).

      "Group" means the Guarantor and its Subsidiaries for the time being, excluding Target unless Target is a Subsidiary of the Guarantor, and "Group Member" means any member of the Group.

      "Interest Expense" means, in relation to any Relevant Period, the aggregate amount of interest and any other finance charges (whether or not paid, payable or capitalised) accrued by the Group in that Relevant Period in respect of Financial Indebtedness including:

      (a)   the interest element of leasing and hire purchase payments;

      (b)   commitment fees, commissions, arrangement fees and guarantee fees;
            and

      (c) amounts in the nature of interest payable in respect of any shares other than equity share capital,

      adjusted (but without double counting) by :

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      (i)   adding back the net amount payable (or deducting the net amount receivable) by members of the Group in respect of that Relevant Period under any interest or (so far as they relate to interest) currency hedging arrangements ; and

      (ii) deducting interest income of the Group in respect of that Relevant Period to the extent freely distributable to the Guarantor in cash,

      as determined (except as needed to reflect the terms of this Clause 20) from the financial statements of the Group and Compliance Certificates delivered under Clause 19.1 (Financial statements) and Clause 19.2 (Compliance Certificate).

      "Relevant Period" means:

      (a)   each financial year of the Guarantor; and

      (b) each period beginning on the first day of the second half of a financial year of the Guarantor and ending on the last day of the first half of its next financial year.

21.   GENERAL UNDERTAKINGS

      The undertakings in this Clause 21 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

21.1  Authorisations

(a)   Each Obligor shall promptly:

      (i) obtain, comply with and do all that is necessary to maintain in full force and effect; and

      (ii)  supply certified copies to the Lender of

      any Authorisation required under any law or regulation to enable it to perform its obligations under the Finance Documents and to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of any Finance Document.

(b) Each Obligor shall promptly (and in any event within four days of the date of this Agreement) ensure that all the Security Perfection Requirements have been done or obtained (as the case may be).

21.2  Compliance with laws

(a) Each Obligor shall comply in all respects with all laws and rules of any stock or securities exchange to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations under the Finance Documents.

(b) The Borrower shall use its best efforts to effect promptly or maintain all necessary filings and to obtain all necessary permits, consents, approvals, orders and authorizations of, or any exemptions by, all third parties, including all applicable Stock Exchanges, and Governmental Agencies necessary to consummate the transactions contemplated by this Agreement and the Acquisition.

21.3  Negative pledge

(a) No Obligor shall (and the Guarantor shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.


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(b)   Paragraphs (a) above does not apply to:

      (i) any Security listed in Schedule 4 (Existing Security) except to the extent the principal amount secured by that Security exceeds the amount stated in that Schedule;

      (ii) in the event of a refinancing of any existing Financial Indebtedness of a Group Member, any Security granted in replacement of an existing Security so long as the existing Security has been notified to the Lender in accordance with paragraph (a) above and so long as the replacement Security is limited to substantially the same assets as the existing Security that it is replacing.

      (iii) any lien arising by operation of law and in the ordinary course of trading so long as the debt which it secures is paid when due or contested in good faith by appropriate proceedings and properly provisioned; or

      (iv)  any Security created pursuant to any Finance Document.

(c) No Obligor shall (and the Guarantor shall ensure that no other Group member will) sell, transfer or otherwise dispose of any of its receivables on recourse terms.

21.4  Disposals

(a) No Obligor shall (and the Guarantor shall ensure that no other member of the Group will) enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, transfer or otherwise dispose of any asset.

(b) Paragraph (a) above does not apply to any sale, lease, transfer or other disposal of any asset made in the ordinary course of trading of the disposing entity.

21.5  Restrictive agreements, negative pledges

      No Obligor shall enter into any agreement or arrangement (other than the Finance Documents) prohibiting or restricting:

      (a) the creation or existence of any Security on any assets required to be secured under the Security Documents; or

      (b) its ability to make any payments, directly or indirectly, to the Lender (whether by way of dividends, advances, repayments of or payments of interest on advances, reimbursement of management and other intercompany charges, expenses, accruals or other returns on investments, or otherwise).

21.6  Change of business

      The Guarantor shall procure that no substantial change is made to the general nature of the business of the Obligors or the Group taken as a whole from that carried on at the date of this Agreement.

21.7  Hong Kong Stock Exchange and American Stock Exchange

      The Guarantor shall comply with:

      (a)   any law or regulation applicable to it; and

      (b)   any rules of the Stock Exchanges applicable to it.

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21.8  The Acquisition

(a)   The Borrower shall:

      (i) perform and comply with its obligations under or in connection with the Acquisition Documents;

      (ii) notify the Lender (promptly upon becoming aware of the same) of any breach by any party to any Acquisition Document of its obligations under the Acquisition Documents;

      (iii) take all reasonable steps to enforce any material claim or right which (A) it has under or in connection with any Acquisition Document and (B) it would be reasonable to enforce, taking into account the likelihood of success, the expected cost and the amount potentially recoverable;

      (iv) notify the Lender promptly of any claim made by any Group Member under an Acquisition Document;

      (v) provide the Lender with reasonable details of that claim and its progress and notify the Lender as soon as practicable upon that claim being resolved;

      (vi) comply with all applicable laws in all respects material in the context of the Acquisition; and

      (vii) pay any stamp, registration or similar tax payable in respect of the Acquisition Documents (including any stamp duty) within 15 Business Days of it becoming due (or any applicable shorter period).

(b) The Borrower shall not (and shall ensure that no Group Member will) after the date of this Agreement without the consent of the Lender amend, rescind, terminate, give any waiver or consent under, or agree or decide not to enforce, in whole or in part, any term or condition of any Acquisition Document, or accept any disclosure in respect of any representation or warranty given by any Seller under any Acquisition Document which would, or could reasonably be considered to be material.

(c) The Borrower shall keep the Lender informed and consult with them as to any terms or conditions proposed in connection with any Authorisation necessary in connection with the Acquisition.

(d) The Borrower shall ensure that the Acquisition Completion Time shall occur on or before the Utilisation Date, and that with effect from the Acquisition Completion Time, the Borrower shall beneficially own at least 37 per cent. of the issued share capital of, and ownership interest in Target.

21.9  Pari passu

      Each Obligor shall ensure that its obligations under the Finance Documents will rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by laws applying to companies generally.

21.10 Conduct of Borrower

      The Borrower shall not carry on any business, own any assets or create any Security other than:

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      (a)   subscribing for, and holding the Acquisition Shares;

      (b) borrowing the loan, and paying any interest, fees, costs and expenses permitted by the terms of the Finance Documents;

      (c)   incurring liabilities and granting security under the Finance
            Documents;

      (d)   consummating the Acquisition;

      (e)   activities expressly contemplated by the Finance Documents;

      (f) payment of the consideration payable by the Borrower for the Acquisition pursuant to the Acquisition Documents,

      and shall not enter into any other material agreements or contracts other than the Transaction Documents to which it is a party.

      The Borrower shall not establish or acquire any direct Subsidiary other than Target.

21.11 Security Perfection Requirements

      Each Obligor shall, at its own expense, promptly procure that the Security Perfection Requirements are satisfied. In respect of the Security Perfection Requirements which are not required to be satisfied prior to the delivery of the Utilisation Request under Clause 4.1 (Initial conditions precedent) or proposed Utilisation Date under Clause
      4.2 (Further conditions precedent), each Obligor must procure that such Security Perfection Requirements are satisfied within two Business Days of the making of the Loan.

22.   EVENTS OF DEFAULT

      Each of the events or circumstances set out in Clause 22 is an Event of Default.

22.1  Non-payment

      An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable.

22.2  Financial covenants

      Any requirement of Clause 20 (Financial covenants) is not satisfied.

22.3  Other obligations and conditions

(a) An Obligor does not comply with any provision of the Finance Documents (other than those referred to in Clause 22.1 (Non-payment) and Clause
      22.2 (Financial covenants)).

(b) Any condition attached to any waiver or consent given under this Agreement is not fulfilled.

(c) No Event of Default under paragraph (a) above in relation to Clause 21.1 (Authorisations) will occur if the failure to comply is capable of remedy and is remedied within five Business Days of the Lender giving notice to the Borrower or the Borrower becoming aware of the failure to comply.

22.4  Misrepresentation

      Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in

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      connection with any Finance Document is or proves to have been incorrect or misleading in any material respect when made or deemed to be made.

22.5  Cross default

(a) Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of any actual or potential default, event of default, credit review event or any similar event (however described).

(c) Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of any actual or potential default, event of default, credit review event or any similar event (however described).

(d) Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of any actual or potential default, event of default, credit review event or any similar event (however described).

(e) No Event of Default will occur under this Clause 22.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness of the Guarantor falling within paragraphs (a) to (d) above is less than US$3,000,000 (or its equivalent in any other currency or currencies).

22.6  Insolvency

(a) A member of the Group is unable to, is presumed or deemed to be unable to or admits its inability to, pay its debts, suspends making payments on any of its debts or, by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors with a view to rescheduling any of its indebtedness.

(b) The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).

(c) A moratorium is declared in respect of any indebtedness of any member of the Group.

22.7  Insolvency proceedings

      Any corporate action, legal proceedings or other procedure or step is taken in relation to:

      (a) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, provisional supervision, supervision or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any Material Group Member other than a solvent liquidation or reorganisation of any member of the Group which is not an Obligor;

      (b) a composition, assignment or arrangement with any creditor of any Material Group Member;

      (c) the appointment of a liquidator (other than in respect of a solvent liquidation of a Material Group Member which is not an Obligor, receiver, administrator, administrative receiver,

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            compulsory manager, provisional supervisor, supervisor or other similar officer in respect of any Material Group Member or any of its assets; or

      (d) the enforcement of any Security over any assets of any Material Group Member,

      or any analogous procedure or step is taken in any jurisdiction.

22.8  Judgments, creditors' process

(a) A Material Group Member fails to comply with, or pay any sum due from it under, any final judgment or any final order made or given by a court of competent jurisdiction.

(b) Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of a member of the Group and is not discharged within 10 Business Days.

22.9  Ownership and control of the Obligor

(a) The Guarantor is not or ceases to be at least 50 per cent. directly or indirectly owned and controlled by Mr Christopher Ho.

(b) The Borrower is not or ceases to be 100 per cent. directly or indirectly owned and controlled by the Guarantor.

22.10 Unlawfulness

      It is or becomes unlawful for an Obligor to perform any of its obligations under the Finance Documents.

22.11 Repudiation

      An Obligor repudiates a Finance Document or evidences an intention to repudiate a Finance Document.

22.12 Security

      Any Security Document is not in full force and effect or does not create in favour of the Lender the Security which it is expressed to create with the ranking and priority it is expressed to have.

22.13 Material adverse change

      Any event, series of events or circumstance occurs which the Lender determines might reasonably be expected to have a Material Adverse Effect.

22.14 Carry on business

      An Obligor or any Group Member suspends or ceases (or threatens to suspend or cease) to carry on all or a material part of its business.

22.15 Acquisition Documents

(a)   Any Acquisition Document:

      (i) ceases to be legal, valid, binding and enforceable on or against any party thereto and in full force and effect in any material respect, or is terminated or rescinded or becomes avoidable at the instance of any person, except with the prior written consent of the Lender;

      (ii) is amended or any right or remedy thereunder is waived in any material respect, except with the prior written consent of the Lender;

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

      (b) Any event occurs or circumstance arises which would, (if applicable) with the giving of any notice, entitle any party to terminate any Acquisition Document.

22.16 Suspension or cessation of listing

(a)   The listing of the shares in the Guarantor on the Hong Kong Stock
      Exchange is:

      (i)   suspended for 10 or more consecutive days on which it is trading;
            or

      (ii)  terminated or otherwise ceases.

(b) The listing of the shares in the Target on the American Stock Exchange is:

      (i)   suspended for 10 or more consecutive days on which it is trading;
            or

      (ii)  terminated or otherwise ceases.

22.17 Loan-to-value ratio

      The Loan-to-value ratio is greater than 90 per cent.

22.18 Acceleration

      On and at any time after the occurrence of an Event of Default which is continuing the Lender may, by notice to the Borrower:

      (a)   cancel the Commitment whereupon it shall immediately be cancelled;

      (b) declare that all or part of the Loan, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon it shall become immediately due and payable; and/or

      (c) declare that all or part of the Loan be payable on demand, whereupon it shall immediately become payable on demand by the Lender.

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(C) Mallesons Stephen Jaques   Facility Agreement                            42

                                   SECTION 9

                              CHANGES TO PARTIES

23.   CHANGES TO THE LENDER

23.1 Assignments and transfers by the Lender Subject to this Clause 23, the Lender (the "Existing Lender") may:

(a)   assign any of its rights; or

(b)   transfer by novation any of its rights and obligations,

      to another bank or financial institution or to a trust fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the "New Lender") without the prior consent of the Borrower.

23.2  Conditions of assignment or transfer

      If:

      (a) the Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

      (b) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or the Lender acting through its new Facility Office under Clause 12 (Tax gross up and indemnities) or Clause 13 (Increased costs), then the New Lender or the Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or the Lender acting through its previous Facility Office would have been entitled if the assignment, transfer or change had not occurred.

23.3  Disclosure of information

      The Lender may disclose to any of its Affiliates and any other person:

      (a) to (or through) whom the Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

      (b) with (or through) whom the Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

      (c) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

      any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate if, in relation to paragraphs
      (a) and (b) above, the person to whom the information is to be given has entered into a confidentiality undertaking substantially in a recommended form of the APLMA or in any other form agreed between the Borrower and the Lender. This Clause supersedes any previous agreement relating to the confidentiality of this information.


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(C) Mallesons Stephen Jaques   Facility Agreement                            43

24.   CHANGES TO THE OBLIGOR

24.1  Assignments and transfer by Obligor

      No Obligor shall assign any of its rights or transfer any of its rights or obligations under the Finance Documents.


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(C) Mallesons Stephen Jaques   Facility Agreement                            44

                                  SECTION 10

                                  THE LENDER

25.   CONDUCT OF BUSINESS BY THE LENDER

      No provision of this Agreement will:

      (a) interfere with the right of the Lender to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

      (b) oblige the Lender to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

      (c) oblige the Lender to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.


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(C) Mallesons Stephen Jaques   Facility Agreement                            45

                                  SECTION 11

                                ADMINISTRATION

26.   PAYMENT MECHANICS

26.1  Payments to the Lender

(a) On each date on which an Obligor is required to make a payment under a Finance Document, that Obligor shall make the same available to the Lender for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account in the principal financial centre of the country of that currency in Hong Kong with such bank as the Lender specifies.

26.2  Payments by the Lender

      On each date on which the Lender is required to make a payment to an Obligor under a Finance Document, the Lender shall make the same available to that Obligor for value on the due date at the time and in such funds specified by the Lender as being customary at the time for settlement of transaction in the relevant currency in the place of payment.

26.3  Distributions to an Obligor

      The Lender may (with the consent of the Obligor or in accordance with Clause 27 (Set-off)) apply any amount payable by it to that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

26.4  Partial payments

(a) If the Lender receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Lender shall apply that payment towards the obligations of that Obligor under the Finance Documents in any order selected by the Lender.

(b)   Paragraph (a) above will override any appropriation made by an Obligor.

26.5  No set-off by Obligors

      All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

26.6  Business Days

(a) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal or an Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.


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(C) Mallesons Stephen Jaques   Facility Agreement                            46

26.7  Currency of account

(a) Subject to paragraphs (b) to (e) below, US Dollars is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b) A repayment of the Loan or Unpaid Sum or a part of the Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e) Any amount expressed to be payable in a currency other than US Dollars shall be paid in that other currency.

26.8  Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

      (i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Lender (after consultation with the Borrower); and

      (ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Lender (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Lender (acting reasonably and after consultation with the Borrower) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

27.   SET-OFF

      The Lender may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by the Lender) against any obligation owed by the Lender to that Obligor (whether or not matured), regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Lender may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

28.   NOTICES

28.1  Communications in writing

      Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax, letter or (under Clause 28.4 (Electronic transmission of notice by or to the Lender)) by email.


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(C) Mallesons Stephen Jaques   Facility Agreement                            47

28.2  Addresses

      The address, fax number and (if applicable) email address (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is that identified with its name below or any substitute address, fax number, email address or department or officer as the Party may notify to the other Parties by not less than five Business Days' notice.

28.3  Delivery

(a) Any communication or document made or delivered by the Lender to another Party under or in connection with the Finance Documents will only be effective:

      (i)   if by way of fax, when received in legible form; or

      (ii) if by way of letter, when it has been left at the relevant address or five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

      (iii) if by way of email:

            (a)   when received and opened by the recipient;

            (b) if it complies with the rules under Clause 28.4 (Electronic transmission of notice by or to the Lender),

      and, if a particular department or officer is specified as part of its address details provided under Clause 28.2 (Addresses), if addressed to that department or officer.

(b) Any communication or document to be made or delivered to the Lender will be effective only when actually received by the Lender and then only if it is expressly marked for the attention of the department or officer identified with its signature below (or any substitute department or officer as it shall specify for this purpose).

(c) Any communication or document made or delivered to the Borrower in accordance with this Clause will be deemed to have been made or delivered to the Guarantor.

28.4  Electronic transmission of notice by or to the Lender

      Commencing on a date to be determined by the Lender and notified to the other parties to this Agreement, notices, requests, demands, consents, approvals, agreements or other communications to or by the Lender:

      (a) may be given by means of a secure website access to which is restricted to the parties to the Finance Documents (and, where applicable, their financial and legal advisers) established by the Lender or other electronic means in a manner and subject to rules established by the Lender and agreed with the Borrower; and

      (b) will be taken to be given or made in accordance with those rules referred to in Clause 28.3 (Delivery).


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(C) Mallesons Stephen Jaques   Facility Agreement                            48

28.5  Reliance

(a) Any notice sent under this Clause 28 can be relied on by the recipient if the recipient reasonably believes the notice to be genuine and if it bears what appears to be the signature (original or facsimile) of an authorised signatory of the sender or, as applicable, if it is sent from an email address notified for this purpose pursuant to Clause 28.4 (Electronic transmission of notice by or to the Lender) (in each case without the need for further enquiry or confirmation).

(b) Each Party must take reasonable care to ensure that no forged, false or unauthorised notices are sent to another Party.

28.6  English language

(a) Any notice given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

      (i)   in English; or

      (ii) if not in English, and if so required by the Lender, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

29.   CALCULATIONS AND CERTIFICATES

29.1  Accounts

      In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by the Lender are prima facie evidence of the matters to which they relate.

29.2  Certificates and Determinations

      Any certification or determination by the Lender of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

29.3  Day count convention

      Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

30.   PARTIAL INVALIDITY

      If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

31.   REMEDIES AND WAIVERS

      No failure to exercise, nor any delay in exercising, on the part of the Lender, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise


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(C) Mallesons Stephen Jaques   Facility Agreement                            49
      of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

32.   AMENDMENTS AND WAIVERS

      No term of any of the Finance Documents may be amended or waived without the prior consent of the Lender and the Obligors and any such amendment or waiver will be binding on all Parties.

33.   COUNTERPARTS

      Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.


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(C) Mallesons Stephen Jaques   Facility Agreement                            50

                                  SECTION 12

                         GOVERNING LAW AND ENFORCEMENT

34.   GOVERNING LAW

      This Agreement is governed by Hong Kong law.

35.   ENFORCEMENT

35.1  Jurisdiction

(a) The courts of Hong Kong have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

(b) The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c) This Clause 35.1 is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.

35.2  Service of process

      Without prejudice to any other mode of service allowed under any relevant law, each Obligor:

      (a) irrevocably appoints The Grande Holdings Limited, 12/F, The Grande Building, 398-402 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong as its agent for service of process in relation to any proceedings before the Hong Kong courts in connection with any Finance Document; and

      (b) agrees that failure by a process agent to notify that Obligor of the process will not invalidate the proceedings concerned.

This Agreement has been entered into on the date stated at the beginning of this Agreement.


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(C) Mallesons Stephen Jaques   Facility Agreement                            51

                                  SCHEDULE 1

                             CONDITIONS PRECEDENT

                        CONDITIONS PRECEDENT TO FUNDING

1.    Obligors

(a) A copy of the certificate of incorporation, memorandum and articles of association or bye-laws and business registration certificate, or the analogous constitutional documents of each Obligor.

(b)   A copy of a resolution of the board of directors of each Obligor:

      (i) approving the terms of, and the transactions contemplated by, the Transaction Documents to which it is a party and resolving that it execute the Transaction Documents to which it is a party;

      (ii) authorising a specified person or persons to execute the Transaction Documents to which it is a party; and

      (iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Transaction Documents to which it is a party.

(c) A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above.

(d)   A certificate of a director or the secretary of each Obligor:

      (ii) certifying that each copy document relating to it specified in this Schedule 1 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement;

      (iii) confirming that borrowing or guaranteeing, as appropriate the Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Obligor to be exceeded; and

      (iv) certifying that the Obligor is solvent on the date of the certificate.

2.    Security

      Confirmation from the Lender that it has received each of the following documents in form and substance satisfactory to it:

      (a) An original of each Security Document, duly executed by the Parties to it.

      (b)   Copies of all Acquisition Share Documents.

3.    Legal opinions

(a) A legal opinion of Mallesons Stephen Jaques, legal advisers to the Lender in Hong Kong, substantially in the form distributed to the Lender prior to signing this Agreement.

(b) A legal opinion of Thacher Proffitt & Wood LLP, legal advisers to the Lender in respect of the enforceability of Finance Documents against the Borrower, in form and substance satisfactory to the Lender.


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(C) Mallesons Stephen Jaques   Facility Agreement                            52

(c) A legal opinion of Conyers Dill & Pearman, legal advisers to the Lender as to Bermuda law in form and substance satisfactory to the Lender.

(d) A legal opinion of Conyers Dill & Pearman, legal advisers to the Lender as to the laws of the British Virgin Islands in form and substance satisfactory to the Lender.

4.    Acquisition Documents

(a)   A certified copy of the Acquisition Agreement.

(b) A copy of any Authorisation necessary in connection with the Acquisition.

(c) Evidence satisfactory to the Lender that all the conditions precedent set out in clause 3 (Conditions) of the Acquisition Agreement have been satisfied and that, on the issue of the Convertible Debenture and the application of the Loan in the manner described in Clause 5
      (Utilisation) Completion will occur.

5.    Convertible Debenture

      Evidence satisfactory to the Lender that the date of issue of the Convertible Debentures is, or will be, on or before the Acquisition Completion Time.

6.    Other documents and evidence

(a) Evidence that the process agent referred to in Clause 35.2 (Service of process) has accepted its appointment.

(b) A copy of any other Authorisation or other document, opinion or assurance which the Lender considers to be necessary or desirable (if it has notified the Borrower accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(c)   The Original Financial Statements of the Guarantor.

(d) Evidence that the fees, costs and expenses then due from the Borrower pursuant to Clause 11 (Up-front Fees) and Clause 16 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

(e) Evidence of the amount required to be paid to Seng Heng Bank Ltd in order for it to release its Security over the Acquisition Shares.

(f) Instructions from the Seller, confirming the account to which the balance of the Loan should be paid in satisfaction of the Sale Consideration.


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(C) Mallesons Stephen Jaques   Facility Agreement                            53

                                  SCHEDULE 2

                                   REQUESTS

                              UTILISATION REQUEST


From:   S&T International Distribution Limited

To:     ABN AMRO Bank N.V., Hong Kong Branch

Dated:

Dear Sirs

   S&T International Distribution Limited - US$26,000,000 Facility Agreement
                dated 22 August 2005 (the "Facility Agreement")

1. We refer to the Facility Agreement. This is a Utilisation Request. Terms defined in the Facility Agreement shall have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.    We wish to borrow the Loan on the following terms:

      Proposed Utilisation Date:      [o] (or, if that is not a Business Day,
                                      the next Business Day)

      Amount:                         US[o] or, if less, the Commitment

     Interest Period:                 [one week / two weeks / one Month /
                                      two Months / three Months]

3. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4.    The proceeds of this Loan should be credited to [account].

5.    This Utilisation Request is irrevocable.



                               Yours faithfully





                    .......................................

                           authorised signatory for
                    S&T International Distribution Limited


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(C) Mallesons Stephen Jaques   Facility Agreement                            54

                                  SCHEDULE 3


                        FORM OF COMPLIANCE CERTIFICATE

To:       ABN AMRO Bank N.V., Hong Kong Branch as Lender

From:     The Grande Holdings Limited

Dated:

Dear Sirs

   S&T International Distribution Limited - US$26,000,000 Facility Agreement
                dated 22 August 2005 (the "Facility Agreement")

1. We refer to the Facility Agreement. This is a Compliance Certificate. Terms defined in the Facility Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.    [We confirm that no Default is continuing.]*

3.    We confirm that:

      (a)   as at [o] Consolidated Tangible Net Worth was [HK$o];

      (b) as at [o], the ratio of Consolidated Net Debt to Consolidated Tangible Net Worth was [o];

      (c) as at [o], the ratio of Consolidated Current Assets to Consolidated Current Liabilities was [o]; and

      (d) the ratio of EBITDA to Interest Expense for [that Relevant Period] [the Relevant Period ended on [o]] was [o] to 1.

Signed:
         .............................    .....................................
         .............................    .....................................
         Director                         Director
         of                               of
         The Grande Holdings Limited      The Grande Holdings Limited


      We have reviewed the Facility Agreement and the audited consolidated financial statements of the Borrower for the year ended [o].

      On the basis of that review and audit, nothing has come to our attention which would require any modification to the confirmations in paragraph 3 of the above Compliance Certificate [or which we know to be a continuing Default].

       -------------------------------------------------
       for and on behalf of
       [name of auditors of The Grande Holdings Limited]




-------------------------------------------------------------------------------

* If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

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(C) Mallesons Stephen Jaques   Facility Agreement                            55

MALLESONS STEPHEN JAQUES

                                  SCHEDULE 4

                               EXISTING SECURITY


Name of Member of Group      Security                                Total Principal Amount of
                                                                     Indebtedness Secured
Emerson Radio Corporation    Security in respect of all tangible     US$42,500,000
                             assets of Emerson Radio Corporation



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(C) Mallesons Stephen Jaques   Facility Agreement                            56

MALLESONS STEPHEN JAQUES

SC 13D EXHIBIT 5
----------------



Borrower

S&T International Distribution Limited



Address:        c/- The Grande Holdings Limited

                12th Floor, The Grande Building

                398 Kwun Tong Road

                Kowloon, Hong Kong

Fax No:         (852) 2343 2329 and (65) 6222 2153

Email Address:  ryk@grande.com.sg

                Attention: Ms Ruby Lee, Esq.



By:






Guarantor

The Grande Holdings Limited



Address:         12th Floor, The Grande Building
                 398 Kwun Tong Road
                 Kowloon, Hong Kong

Fax No:          (852) 2343 2329 and (65) 6222 2153

Email Address:   ryk@grande.com.sg

                 Attention: Ms Ruby Lee, Esq.



By:









Lender

ABN AMRO Bank N.V., Hong Kong Branch



Address:        38/F, Cheung Kong Center
                2 Queen's Road Central
                Hong Kong

Fax No:         (852) 2700 3202

Attention:      Ms Shirley Yiu / Ms Helen Fei



By:






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(C) Mallesons Stephen Jaques   Facility Agreement                            57

Lender

ABN AMRO Bank N.V., Hong Kong Branch



Address:        38/F, Cheung Kong Center
                2 Queen's Road Central
                Hong Kong

Fax No:         (852) 2700 3202

Attention:      Ms Shirley Yiu / Ms Helen Fei



By:






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(C) Mallesons Stephen Jaques   Facility Agreement                            58

                    [LOGO OMITTED] MALLESONS STEPHEN JAQUES
                               SC 13D EXHIBIT 6
                               ----------------






                      ASSIGNMENT OF ACQUISITION AGREEMENT

                             dated 22 August 2005


                                  created by



                    S&T INTERNATIONAL DISTRIBUTION LIMITED

                                as the Assignor



                                 in favour of



                         ABN AMRO BANK N.V., HONG KONG
                               acting as Lender





            -------------------------------------------------------
                      ASSIGNMENT OF ACQUISITION AGREEMENT
            -------------------------------------------------------





                          Mallesons Stephen Jaques
                          37th Floor Two International Finance Centre
                          8 Finance Street
                          Central Hong Kong
                          T +852 3443 1000
                          F +852 3443 1299
                          www.mallesons.com

                                  CONTENTS
CLAUSE                                                                      PAGE

1.       DEFINITIONS AND INTERPRETATION........................................1
2.       UNDERTAKING TO PAY....................................................2

3.       ASSIGNMENT............................................................2
4.       FURTHER ASSURANCE.....................................................2
5.       NEGATIVE PLEDGE, NO DISPOSALS.........................................4
6.       GENERAL UNDERTAKINGS..................................................4
7.       REPRESENTATIONS AND WARRANTIES........................................5
8.       ENFORCEMENT...........................................................7
9.       APPOINTMENT AND RIGHTS OF RECEIVERS...................................8
10.      THE LENDER'S RIGHTS..................................................11
11.      ORDER OF DISTRIBUTIONS...............................................11
12.      LIABILITY OF THE LENDER, RECEIVERS AND DELEGATES.....................12
13.      POWER OF ATTORNEY....................................................12
14.      PROTECTION OF THIRD PARTIES..........................................13
15.      SAVING PROVISIONS....................................................13
16.      DISCHARGE OF SECURITY................................................16
17.      EXPENSES, STAMP DUTY AND INTEREST....................................16
18.      PAYMENTS.............................................................17
19.      TAX GROSS UP.........................................................17
20.      CONDUCT OF BUSINESS BY THE LENDER....................................17
21.      OTHER INDEMNITIES....................................................17
22.      SET-OFF..............................................................18
23.      ASSIGNMENTS AND TRANSFERS............................................18
24.      RIGHTS, AMENDMENTS, WAIVERS AND DETERMINATIONS.......................18
25.      COUNTERPARTS.........................................................19
26.      GOVERNING LAW........................................................19
27.      JURISDICTION.........................................................19
28.      SERVICE OF PROCESS...................................................19

                               THE SCHEDULES
SCHEDULE                                                                   PAGE

SCHEDULE 1 RIGHTS OF RECEIVERS................................................20
SCHEDULE 2 FORM OF NOTICE OF ASSIGNMENT OF ACQUISITION AGREEMENT..............22



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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement     ii

[LOGO OMITTED] MALLESONS STEPHENS JAQUES



THIS DEED is dated 22 August 2005 and made between:

(1) S&T International Distribution Limited, a company incorporated in the British Virgin Islands whose registered office is at TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands as the assignor (the "Assignor"); and

(2)   ABN AMRO Bank N.V., Hong Kong Branch (the "Lender").

Background

(A) The Assignor is entering into this Deed in connection with the Finance Documents (as defined in the Facility Agreement (defined below)).

(B) The Board of Directors of the Assignor is satisfied that entering into this Deed is for the purposes and to the benefit of the Assignor and its business.



THIS Deed witnesses the following:


1. DEFINITIONS AND INTERPRETATION

1.1   Definitions

      In this Deed, unless a contrary indication appears, terms used in the Facility Agreement have the same meaning and construction herein. In addition:

      "Assigned Assets" means any and all rights and assets from time to time subject, or expressed to be subject, to Security created or expressed to be created by or pursuant to this Deed.

      "Currency of Account" means, in relation to any indebtedness, the currency in which such indebtedness is denominated or, if different, is payable.

      "Delegate" means a delegate or sub-delegate appointed under Clause
      10.2 (Delegation).

      "Facility Agreement" means the facility agreement dated 22 August 2005 between S&T International Distribution Limited as the Borrower, The Grande Holdings Limited as Guarantor and ABN AMRO Bank N.V., Hong Kong Branch as Lender.

      "Party" means a party to this Deed.

      "Receiver" means a receiver and/or manager or other receiver appointed in respect of any or all of the Assigned Assets pursuant to this Deed.

      "Secured Obligations" means all present and future moneys, debts and liabilities due, owing or incurred by the Borrower to the Lender under or in connection with any



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      Finance Document (whether actually or contingently and whether as principle, surety or otherwise).

      "Winding-up" means one of the events or circumstances mentioned in Clauses 22.6 (Insolvency) and/or 22.7 (Insolvency proceedings) of the Facility Agreement or any analogous procedure or step in any jurisdiction.

1.2   Construction

      The provisions in Clause 1.2 (Construction) of the Facility Agreement apply to this Deed with all necessary changes.


2.    UNDERTAKING TO PAY

      The Borrower shall pay the Secured Obligations when due in accordance with its terms or, if they do not specify a time for payment, immediately on demand by the Lender.


3.    ASSIGNMENT

3.1   Assignment

      The Assignor as beneficial owner and as continuing security for the due and punctual payment and discharge of all Secured Obligations assigns absolutely in favour of the Lender by way of fixed security with first-ranking priority free from all other Security, all its present and future right, title and interest in and to (including the right to receive payment under) the Acquisition Agreement, and any and all proceeds of Acquisition Agreement.

3.2   Notices and acknowledgements

      The Assignor undertakes to the Lender that promptly after the execution of this Deed, it shall give such notices of assignment to the other parties of the Acquisition Agreement and it shall ensure that the Lender receives such acknowledgements the Lender reasonably considers necessary to perfect the Security hereunder. Unless the Lender otherwise agrees, those notices and acknowledgements must be in the appropriate form set out in the Schedule 2 (Form of Notice of Assignment of Acquisition Agreement) or in such other form approved by the Lender (acting reasonably).


4.    FURTHER ASSURANCE

4.1   Further assurance
      The Assignor shall, at its own expense, promptly take all such action the Lender may reasonably require:

      (a) for the purpose of perfecting or protecting the Lender's rights under and preserving the Security intended to be created or evidenced by this Deed or the priority of such Security;

      (b) for the purpose of conferring on the Lender any Security on property and assets of the Assignor located in any jurisdiction outside Hong Kong equivalent


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            or similar to the  Security  intended to be created or evidenced by this Deed; and/or

      (c) following the occurrence of an Event of Default, for the purpose of facilitating the realisation of the Assigned Assets or the exercise of any rights vested in the Lender or any Receiver,

      including the execution of any transfer, conveyance, charge, mortgage, assignment or assurance of the Assigned Assets (whether to the Lender or its nominees or otherwise), the making of any registration and the giving of any notice, order or direction.

4.2   Implied covenants for title
      The obligations of the Assignor under this Deed shall be in addition to the covenants for title deemed to be included in this Deed by virtue of the Conveyancing and Property Ordinance (Cap. 219) or otherwise by law.


5.    NEGATIVE PLEDGE, NO DISPOSALS

5.1   Negative Pledge
      The Assignor shall not create or permit to subsist any Security over all or any part of the Assigned Assets (except for the Security constituted by this Deed).

5.2   No Disposals
      The Assignor shall not enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, factor, transfer or otherwise dispose of all or any part of any of the Assigned Assets.


6.    GENERAL UNDERTAKINGS

6.1   Registration at Companies registry
      The Assignor shall ensure that this Deed shall be duly delivered, together with the relevant prescribed particulars, for registration with the Hong Kong Companies Registry promptly after registration of the Assignor as an overseas company under Part XI of the Companies Ordinance (Cap.32) of the Laws of Hong Kong (in any event within five weeks of the date of such registration under Part XI of the Companies Ordinance).

6.2   Authorisations

      The Assignor shall promptly obtain, comply with and do all that is necessary to maintain in full force and effect (and supply certified copies to the Lender of) any Authorisation required under any applicable law or regulation:

      (a)   to enable it to perform its obligations under this Deed; and/or

      (b) to ensure the legality, validity, enforceability or admissibility in evidence in its jurisdiction of incorporation of this Deed.



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6.3   Discharge other debts

      The Assignor shall punctually pay and discharge all debts and obligations which by law have priority, in respect of the Assigned Assets, over the Security created by or pursuant to this Deed.

6.4   Depreciation of Assigned Assets

      The Assignor shall not do or cause or permit to be done anything which may in any way materially depreciate, jeopardise or otherwise prejudice the value of any of the Assigned Assets.

6.5   Registrar of Corporate Affairs - British Virgin Islands

      (a) The Assignor will (and, if applicable, will procure that its nominees will) enter particulars of this Deed in its register of mortgages, charges and other encumbrances and file and maintain such register at the Registrar of Corporate Affairs in the British Virgin Islands and at its registered office in the British Virgin Islands pursuant to sections 70A and 111A of the International Business Companies Act 1984 of the British Virgin Islands respectively. The Assignor will deliver, or cause to be delivered, to the Lender evidence of the filing of such register at the Registrar of Corporate Affairs.

      (b) Contemporaneous with the Assignor being re-registered as a company under the Business Companies Act 2004 of the British Virgin Islands, as amended, (the "BC Act") the Assignor will immediately enter particulars of this Deed in its register of charges maintained at its registered office in accordance with the provisions of the BC Act and make application to the Registrar of Corporate Affairs in the British Virgin Islands to register the Deed. The Assignor will deliver, or cause to be delivered, to the Lender evidence of the registration of the Deed.

      (c) The Assignor undertakes not to apply for re-registration as a company under the BC Act without giving the Lender prior notice in writing of its intention to do so.


7.    REPRESENTATIONS AND WARRANTIES

7.1   Representations and Warranties

      The Assignor warrants and represents to the Lender on the date of this Deed:

      (a) it is the sole and absolute beneficial owner of the Assigned Assets free from any and all Security (other than Security created or expressed to be created by or pursuant to this
            Deed);

      (b) without limiting the priority of the Security created hereunder, its payment obligations under this Deed rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors, except for obligations mandatorily preferred by law applying to companies generally;

      (c) except as specifically referred to in any legal opinion accepted pursuant to Clause 4 (Conditions of Utilisation) of the Facility Agreement and subject to the Perfection
            Requirements set out in Clause 6.1 (Registration at Companies


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            registry), this Deed creates in favour of the Lender, the
            Security which it is expressed to create over the assets which are expressed to be secured, fully perfected and with the ranking and priority it is expressed to have; and

      (d) the representations and warranties set out in Clause 18 (Representations) of the Facility Agreement.

7.2   Repetition

      Each of the representations and warranties are deemed to be made by the Assignor, by reference to the facts and circumstances then existing:

      (a) on the date of any Utilisation Request;

      (b) at the Acquisition Completion Time; and

      (c) on the first day of each Interest Period relating to the Loan.


8. ENFORCEMENT

8.1   When enforceable

      At any time when an Event of Default is continuing or if the Assignor requests in writing the Lender to exercise any of its powers under this Deed, the Security created by or pursuant to this Deed shall be immediately enforceable and the Lender may, without notice to the Assignor or prior authorisation from any court, in its discretion:

      (a) enforce all or any part of that Security (at the times, in the manner and on the terms it thinks fit) and take possession and hold or dispose of all or any part of the Assigned Assets; and

      (b) whether or not it has appointed a Receiver exercise all or any of the powers, authorities and discretions given to mortgagees and/or Receivers by the Conveyancing and Property Ordinance (Cap. 219) (as varied and extended by this Deed) or otherwise conferred by law on mortgagees and/or Receivers.

8.2   Extensions of powers

      (a) The powers of sale or other disposal conferred on the Lender and/or on any Receiver by this Deed shall operate as a variation and extension of the statutory powers of sale under Sections 51 and 53 of the Conveyancing and Property Ordinance (Cap. 219) and such powers shall arise (and the Secured
            Obligations shall be deemed due and payable for that purpose) on execution of this Deed, and the requirements of paragraph 11 of the Fourth Schedule to the Conveyancing and Property Ordinance (Cap. 219) shall not apply.

      (b) The restrictions contained in paragraph 11 of the Fourth Schedule to the Conveyancing and Property Ordinance (Cap. 219) shall not apply to this Deed or to the exercise by the Lender of its right to consolidate all or any of the Security created by or pursuant to this Deed with any other Security in existence at any time or to its power of sale, which powers may be exercised


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            by the Lender without notice to the Assignor on or at any time after the occurrence of an Event of Default (which is continuing).

      (c) Without prejudice to Clause 15.6 (Appropriations), if the Lender enforces the security constituted by this Deed or receives or recovers any amount pursuant to any Security created by or pursuant to this Deed or in connection with any Assigned Assets at a time when no amounts are due under the Finance Documents but at a time when amounts may or will become so due, the Lender (or any Receiver or any Delegate) may elect to pay the proceeds of any receipt or recovery made by it pursuant to such enforcement or the amount so received or recovered by it into an escrow account (pending the application of the same from time to time in accordance with the provisions of this Deed).

8.3   No requirement of notice period

      Neither the Lender nor any Receiver is required to give any prior notice of non- payment or default to the Assignor before enforcing any or all of the Security created by or pursuant to this Deed, there is no minimum period for which Secured Obligations must remain due and unpaid before that Security can be enforced.

8.4   No Liability as mortgagee in possession

      Neither the Lender nor any Receiver shall be liable to account as a mortgagee in possession in respect of all or any part of the Assigned Assets or be liable for any loss upon realisation or for any neglect, default or omission in connection with all or any part of the Assigned Assets to which a mortgagee in possession might otherwise be liable.

8.5   Wide construction of enforcement powers

      The enforcement powers of the Lender and any Receiver under this Deed shall be construed in the widest possible sense and all Parties intend that the Lender and any Receiver shall have as wide and flexible a range of enforcement powers as may be conferred (or, if not expressly conferred, as is not restricted) by any applicable law and/or the provisions of this Deed.


9.    APPOINTMENT AND RIGHTS OF RECEIVERS

9.1   Appointment of Receivers

      If:

      (a)   requested, in writing, by the Assignor; or

      (b) any Event of Default has occurred and is continuing (whether or not the Lender has taken possession of any of the Assigned Assets),

      without any notice or further notice (whether to the Assignor or otherwise), the Lender may, by deed, or otherwise in writing signed by any officer or manager of the Lender or any person authorised for this purpose by the Lender, appoint one or more persons to be a Receiver. The Lender may similarly remove any Receiver and appoint any person as replacement or additional Receiver(s). If the Lender appoints more than one person as Receiver, the Lender may give those persons power to act either jointly or severally



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      or jointly and severally. The powers of appointment of Receiver shall be in addition to all statutory and other powers of appointment of the Lender under the Conveyancing and Property Ordinance (Cap. 219) (as varied and extended by this Deed) or otherwise and such powers shall remain exercisable from time to time by the Lender in respect of all or any part of the Assigned Assets.

9.2   Scope of appointment
      Any Receiver may be appointed Receiver of all of the Assigned Assets or Receiver of a part of the Assigned Assets specified in its appointment. In the latter case, the rights conferred on a Receiver as set out in Schedule 1 (Rights of Receivers) shall have effect as though every reference in that Schedule to any Assigned Assets were a reference to the part of those assets so specified in such appointment of such Receiver or any part of those assets.

9.3   Powers and rights of Receivers
      Any Receiver appointed pursuant to this Clause 9 (Appointment and rights of Receivers) shall (subject to any restrictions in the instrument appointing him but notwithstanding any winding-up or dissolution of the Assignor) have, in relation to the Assigned Assets in respect of which he is appointed:

      (a) the rights, powers, discretions, privileges and immunities conferred on mortgagors, mortgagees in possession and/or receivers by the Conveyancing and Property Ordinance (Cap. 219) (as varied and/or extended by this Deed) and/or any other applicable law;

      (b) the powers and rights of an absolute owner and power to do or omit to do anything which the Assignor itself could do or omit to do;

      (c)   the powers and rights conferred on the Lender; and

      (d) the powers and rights set out in Schedule 1 (Rights of Receivers),

      all of which rights, powers, discretions, privileges and immunities are exercisable without further notice. Each Receiver shall in the exercise of such Receiver's rights, powers, discretions, privileges and immunities conform to the directions and regulations from time to time given or made by the Lender.

9.4   Agent of Assignor
      Any Receiver shall be the agent of the Assignor for all purposes. The Assignor alone shall be responsible for the Receiver's contracts, engagements, acts, omissions, defaults and losses and for liabilities incurred by the Receiver.

9.5   Remuneration
      The Lender may determine the remuneration of any Receiver and any maximum rate specified in any applicable legislation shall (to the extent capable of being excluded) not apply. The Lender may direct payment of that remuneration out of moneys such Receiver receives in its capacity as such. The Assignor alone shall be liable for the remuneration and all other costs, losses, liabilities and expenses of any Receiver.


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9.6   No liability for exercise of powers
      Neither the Lender nor any Receiver shall be liable for any losses, involuntary or otherwise, which arise in the exercise by the Lender or such Receiver of its powers under this Deed unless caused by its wilful default or gross negligence.


10. THE LENDER'S RIGHTS

10.1  Same rights as Receiver
      Any rights conferred by any Finance Document upon a Receiver may be exercised by the Lender, while any Security created by or pursuant to this Deed is enforceable, whether or not the Lender shall have taken possession or appointed a Receiver of any or all of the Assigned Assets.

10.2  Delegation
      Each of the Lender and any Receiver may delegate in any manner to any person any rights exercisable by it under any Finance Document. Any such delegation may be made upon such terms and conditions (including power to sub-delegate) as the Lender or, as the case may be, such Receiver thinks fit.

10.3  Terms of disposition
      In making any sale or other disposal of all or any part of the Assigned Assets or any acquisition in the exercise of their respective powers, any Receiver or Delegate or the Lender may accept or dispose of as, and by way of consideration for, such sale or other disposal or acquisition, cash, shares, loan capital or other obligations, including without limitation consideration fluctuating according to or dependent upon profit or turnover and consideration the amount whereof is to be determined by a third party. Any such consideration may, if thought expedient by such Receiver or Delegate or the Lender, be nil or may be payable or receivable in a lump sum or by instalments. Any contract for any such sale, disposal or acquisition by any Receiver or Delegate or the Lender may contain conditions excluding or restricting the personal liability of such Receiver or Delegate or the Lender.


11. ORDER OF DISTRIBUTIONS

11.1  Application of proceeds
      All amounts received or recovered by the Lender or any Receiver or Delegate in exercise of their rights or otherwise under this Deed shall, subject to Clause 15.6 (Appropriations) and subject to the claims of any person having prior rights thereto and any mandatory provisions of the Conveyancing and Property Ordinance (Cap. 219) where applicable, be applied in the order provided in Clause 11.2 (Order of distributions). Such application shall be notwithstanding any purported application by the Assignor.

11.2  Order of distributions
      The order referred to in Clause 11.1 (Application of proceeds) is:


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      (a) in or towards the payment of all costs, losses, liabilities and expenses of and incidental to the appointment of any Receiver or Delegate and the exercise of any of his rights, including his remuneration and all outgoings paid by him;

      (b) in or towards the payment of the Secured Obligations in such order as the Lender thinks fit; and

      (c) in payment of any surplus to the Assignor or other person entitled to it.


12. LIABILITY OF THE LENDER, RECEIVERS AND DELEGATES

12.1  Possession
      If the Lender, any Receiver or any Delegate takes possession of the Assigned Assets, it or he may at any time relinquish possession. Without prejudice to Clause 12.2 (Lender's liability), the Lender shall not be liable as a mortgagee in possession by reason of viewing or repairing any of the present or future assets of the Assignor.

12.2  Lender's liability
      Neither the Lender nor any Receiver or Delegate shall (either by reason of taking possession of the Assigned Assets or for any other reason) be liable to the Assignor or any other person for any costs, losses, liabilities or expenses relating to the realisation of any Assigned Assets or from any act, default, omission or misconduct of the Lender, any Receiver, any Delegate or their respective officers, employees or agents in relation to any of all of the Assigned Assets or in connection with any or all of the Finance Documents except to the extent caused by its or his own gross negligence or wilful misconduct.


13. POWER OF ATTORNEY

13.1  Appointment
      The Assignor by way of security irrevocably (within the meaning of Section 4 of the Powers of Attorney Ordinance (Cap.31)) appoints the Lender, every Receiver and every Delegate severally as its attorney (with full power of substitution), on its behalf and in its name or otherwise, at such time and in such manner as the attorney thinks fit:

      (a) to do anything which the Assignor is obliged to do (but has not done) under any Finance Document to which it is party (including to execute charges over, transfers, conveyances, assignments and assurances of, and other instruments, notices, orders and directions relating to, the Assigned Assets or any part thereof); and

      (b) to exercise any of the rights conferred on the Lender, any Receiver or any Delegate in relation to the Assigned Assets or any part thereof or under this Deed and/or applicable laws and regulations.


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13.2  Ratification
      The Assignor ratifies and confirms and agrees to ratify and confirm whatever any such attorney shall do in the exercise or purported exercise of the power of attorney granted by it in Clause 13.1 (Appointment).


14. PROTECTION OF THIRD PARTIES

14.1  No duty to enquire
      No person dealing with the Lender, any Receiver or any Delegate shall be concerned to enquire:

      (a) whether the powers or rights conferred by or pursuant to any Finance Document are exercisable;

      (b) whether any consents, regulations, restrictions or directions relating to such rights have been obtained or complied with;

      (c) otherwise as to the propriety or regularity of acts purporting or intended to be in exercise of any such powers or rights; or

      (d) as to the application of any money borrowed or raised, or of any proceeds of any disposition or realisation.

14.2  Protection to purchasers
      The protection given to purchasers from a mortgagee in Sections 52 and 55 of the Conveyancing and Property Ordinance (Cap.219) shall apply to any person purchasing from or dealing with the Lender, any Receiver or any Delegate.


15. SAVING PROVISIONS

15.1  Continuing Security
      Subject to Clause 16 (Discharge of Security), any Security created by or pursuant to this Deed is continuing Security and will extend to the ultimate balance of the Secured Obligations, regardless of any intermediate payment or discharge in whole or in part.

15.2  Reinstatement
      If any payment by or recovery from the Assignor or any discharge given by the Lender (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced any reason including, without limitation, as a result of insolvency breach of fiduciary and statutory duties or any similar event:

      (a) the liability of the Assignor hereunder and any Security created by or pursuant to this Deed shall continue as if such payment, recovery, discharge or release had not occurred; and

      (b) the Lender shall be entitled to recover the value or amount of that payment or recovery and any and all Security hereunder from the Assignor, as if such payment, recovery, discharge or release had not occurred.

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15.3  Cumulative rights
      The security created by or pursuant to this Deed, and the rights, powers and remedies of the Lender provided by or pursuant to this Deed, shall be cumulative, in addition to and independent of every other security which the Lender may at any time hold for the Secured Obligations or any other obligations or any rights, powers and remedies provided by law. No prior security held by the Lender (whether in its capacity as trustee or otherwise) over the whole or any part of the Assigned Assets shall merge into the security constituted by this Deed.

15.4  Waiver of defences
      Neither the obligations of the Assignor under this Deed nor any Security created by or pursuant to this Deed will be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under any Finance Document or any Security created by or pursuant to this Deed (without limitation and whether or not known to it or the Lender) including:

      (a) any time, waiver or consent granted to, or composition with, any Obligor or other person;

      (b) the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor of any such Obligor or other person;

      (c) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce any rights against, or security over assets of, the Assignor, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

      (d) any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status or constitution of the Assignor, an Obligor or any other person;

      (e) any amendment (however fundamental) or replacement of a Finance Document or any other document or security;

      (f) any variation of the terms of the trust upon which the Lender holds the security constituted by this Deed;

      (g) any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

      (h)   any insolvency or similar proceedings;

      (i) this Deed or any other Finance Document not being validly executed by or binding against any party; or

      (j) the death, insanity or incapacity of the Seller or any other person.


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15.5  Immediate recourse
      The Assignor waives any right it may have of first requiring the Lender (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Assignor under this Deed. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

15.6  Appropriations
      Until all the Secured Obligations have been irrevocably paid in full and no further Secured Obligations may become outstanding, the Lender (or any trustee or agent on its behalf) may whether any of the Secured Obligations is overdue:

      (a) refrain from applying or enforcing any other moneys, security or rights held or received by the Lender (or any trustee or agent on its behalf), or apply and enforce the same in such manner and order as it sees fit (save as otherwise expressly provided in this Deed) and the Assignor shall not be entitled to the benefit of the same; and

      (b) hold in an interest-bearing suspense account any moneys received or recovered from the Assignor or on account of any Assigned Asset or the Assignor's liability under this Deed.

15.7  Deferral of Assignor's rights
      Until all the Secured Obligations have been irrevocably paid in full and no further Secured Obligations may become outstanding and unless the Lender otherwise directs, the Assignor will not exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents:

      (a)   to be indemnified by any Obligor or Group Member;

      (b) to claim any contribution from any guarantor of any Obligor's obligations under the Finance Documents; and/or

      (c) to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Lender under the Finance Documents or of any guarantee or other security taken pursuant to, or in connection with, the Finance Documents by the Lender.

15.8  Additional Security
      Any Security created by or pursuant to this Deed is in addition to and are not in any way prejudiced by any other guarantees or Security now or subsequently held by the Lender.

15.9  Subsequent Security interests
      If the Lender (or any trustee or agent on its behalf) at any time receives or is deemed to have received notice of any subsequent Security affecting all or any part of the Assigned Assets or any assignment, transfer or disposition of all or any part of the Assigned Assets which is prohibited by the terms of any Finance Document, all


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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      12
      payments thereafter by or on behalf of the Assignor to the Lender (or any trustee or agent on its behalf) shall be treated as having been credited to a new account of the Assignor and not as having been applied in reduction of the Secured Obligations as at the time when the Lender (or any trustee or agent on its behalf) received such notice.

15.10 Tacking
      The Lender shall comply with its obligations under the Finance Documents (including any obligation to make further advances).


16. DISCHARGE OF SECURITY

16.1  Final redemption
      Subject to Clauses 15.2 (Reinstatement) and 16.2 (Retention of security), if the Lender is satisfied that all the Secured Obligations have been irrevocably paid in full and no further Secured Obligations may become outstanding, the Lender shall at the request and cost of the Assignor release, reassign or discharge (as appropriate) the Assigned Assets from the Securities created herein (except to the extent already disposed of or enforced against in accordance with this Deed) in each case without recourse to, or any representation or warranty by, the Lender or any of their respective nominees.

16.2  Retention of security
      If the Lender has reasonable grounds to believe that any amount paid or credited to or recovered by the Lender under any Finance Document is capable of being avoided or otherwise set aside on the Winding-up of the Assignor or any other person, or otherwise, that amount shall not be considered to have been paid for the purposes of determining whether all the Secured Obligations have been irrevocably paid.

16.3  Consolidation
      Any restrictions on the consolidation of Security shall be excluded to the fullest extent permitted by law and the Lender shall, so far as it is lawful and subject to other provisions of this Deed, be entitled to consolidate all or any Security created by or pursuant to this Deed with any other Security whether in existence on the date of this Deed or in the future.


17. EXPENSES, STAMP DUTY AND INTEREST

      The provisions of Clauses 8.3 (Default Interest), 12.5 (Stamp taxes),
      16.1 (Transaction expenses), 16.2 (Amendment Costs) and 16.3 (Enforcement Costs) of the Facility Agreement (with any necessary consequential amendments) shall be deemed to be incorporated into this Deed as if they were set out in full in this Deed and as if any reference therein to the Borrower were a reference to the Assignor, as if references to the Facility Agreement were to this Deed and for the Assignor in respect of all amounts payable or unpaid by the Assignor.


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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      13

18. PAYMENTS

      The provisions of Clauses 26.1 (Payments to the Lender), 26.7 (Currency of account), 26.8 (Change of currency) and 26.5 (No set-off by Obligors) of the Facility Agreement (with any necessary consequential amendments) shall be deemed to be incorporated into this Deed as if they were set out in full in this Deed. All payments by the Assignor under this Deed (including damages for its breach) shall be made to such account, with such financial institution and in such other manner as the Lender may, by written notice, direct.


19. TAX GROSS UP

      The provisions of Clauses 12.1 (Definitions), 12.2 (Tax gross-up), Clause 12.4 (Tax Credit) and Clause 12.6 (Indirect tax) of the Facility Agreement (with any necessary consequential amendments) shall be deemed to be incorporated into this Deed as if they were set out in full in this Deed, as if any reference therein to the Borrower were a reference to the Assignor and as if references to the Facility Agreement were to this Deed.


20. CONDUCT OF BUSINESS BY THE LENDER

      No provision of this Deed will:

      (a) interfere with the right of the Lender to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

      (b) oblige the Lender to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

      (c) without prejudice to Clause 19 (Tax gross up), oblige the Lender to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.


21. OTHER INDEMNITIES

21.1  Currency and other Indemnities
      The provisions of Clause 14.1 (Currency indemnity) of the Facility Agreement (with any necessary consequential amendments) shall be deemed to be incorporated into this Deed as if they were set out in full in this Deed and as if any reference therein to the Borrower is a reference to the Assignor and any reference to the Facility Agreement were a reference to this Deed and in respect of any amounts payable by the Assignor, any amounts payable generally.

21.2  Indemnity
      The Assignor shall, within three Business Days demand, indemnify the Lender against any cost, loss or liability incurred by the Lender as a result of breach by the Assignor of any provision in this Deed.



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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      14

21.3  Indemnities separate
      Each indemnity in each Finance Document shall:

      (a) constitute a separate and independent obligation from the other obligations in that or any other Finance Document;

      (b)   give rise to a separate and independent cause of action;

      (c)   apply irrespective of any indulgence granted by the Lender;

      (d) continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any Liability or any other judgment or order; and

      (e) apply whether or not any claim under it relates to any matter disclosed by the Assignor or otherwise known to the Lender.


22. SET-OFF

      The provisions of Clause 27 (Set-off) of the Facility Agreement (with any necessary consequential amendments) shall be deemed to be incorporated into this Deed as if they were set out in full in this Deed.


23. ASSIGNMENTS AND TRANSFERS

23.1  No Assignments or Transfers by the Assignor
      The Assignor may not assign or transfer any or all of its rights and/or obligations under this Deed.

23.2  Assignment by the Lender
      The Lender may, in conjunction with a transfer and/or assignment of all or any of its rights and/or obligations under any Finance Document, assign its rights under this Deed (whether direct or indirect).


24. RIGHTS, AMENDMENTS, WAIVERS AND DETERMINATIONS

24.1  Ambiguity
      Where there is any ambiguity or conflict between the rights conferred by law and those conferred by or pursuant to this Deed, the terms of this Deed shall prevail (to the maximum extent permitted by law).

24.2  Remedies, Waivers and Certificates, etc.
      The provisions of Clauses 28 (Notices), 29.2 (Certificates and Determinations), 30 (Partial Invalidity), 31 (Remedies and Waivers) and 32 (Amendments and Waivers) of the Facility Agreement (with any necessary consequential amendments) shall be deemed to be incorporated into this Deed as if they were set out in full in this Deed.


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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      15

24.3  Perpetuity Period
      The perpetuity period under the rule against perpetuities, if applicable to this Deed, shall be the period of eighty years less one day from the date of this Deed.

24.4  Separate and independent obligations
      The Security created by the Assignor by or in connection with any Finance Document is separate from and independent of the Security created or intended to be created by the Assignor by or in connection with any Finance Document.


25. COUNTERPARTS

      This Deed may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Deed.


26. GOVERNING LAW

      This Deed is governed by the laws of Hong Kong.


27. JURISDICTION

      (a) The courts of Hong Kong have non-exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute regarding the existence, validity or termination of this Deed) (a "Dispute").

      (b) The Parties agree that the courts of Hong Kong are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

      (c) This Clause 27 (Jurisdiction) is for the benefit of the Lender only. As a result, the Lender shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Lender may take concurrent proceedings in any number of jurisdictions.


28. SERVICE OF PROCESS

      Without prejudice to any other mode of service allowed under any relevant law, the Assignor:

      (a) irrevocably appoints The Grande Holdings Limited, 12/F, The Grande Building, 398-402 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong as its agent for service of process in relation to any proceedings before the courts of Hong Kong in connection with this Deed; and

      (b) agrees that failure by a process agent to notify the Assignor of any such process will not invalidate the proceedings concerned.

In witness whereof this Deed has been duly executed as a deed on the date stated at the beginning of this Deed.


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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      16

                                 SCHEDULE 1
                            RIGHTS OF RECEIVERS


Any Receiver appointed pursuant to Clause 9 (Appointment and rights of Receivers) shall have the right, either in his own name or in the name of the Assignor (notwithstanding any dissolution or winding-up of the Assignor) or otherwise and in such manner and upon such terms and conditions as that Receiver thinks fit, and either alone or jointly with any other person:

(a)   Deal with Assigned Assets

      to sell, transfer, assign, exchange, hire out, lend or otherwise dispose of or realise the Assigned Assets to any person either by public offer or auction, tender or private contract (in each case with or without consideration) and it made with consideration, for a consideration of any kind (which may be payable or delivered in one amount or by instalments spread over a period or deferred);

(b) Rights of ownership

      to manage and use the Assigned Assets and to exercise and do (or permit the Assignor or any nominee of it to exercise and do) all such rights and things as the Receiver would be capable of exercising or doing if he were the absolute beneficial owner of the Assigned Assets;

(c)   Claims

      to settle, adjust, refer to arbitration, compromise and arrange any claims, accounts, disputes, questions and demands with or by any person who is or claims to be a creditor of the Assignor or relating to the Assigned Assets;

(d)   Legal actions

      to bring, prosecute, enforce, defend and abandon actions, suits and proceedings in relation to the Assigned Assets;

(e)   Redemption of Security

      to redeem any Security (whether or not having priority to the Security created by or pursuant to this Deed) over the Assigned Assets and to settle the accounts of any person with an interest in the Assigned Assets;

(f)   Spend money

      in the exercise of any of the above powers, to spend such sums as he may properly think fit and the Assignor shall forthwith on demand repay to the Lender or that Receiver (as the case may be) all sums so spent together with interest on those sums at such rates as the Lender may from time to time properly determine from the time they are paid or incurred and until repayment those sums (together with such interest) shall be secured by the Security created by or pursuant to this Deed;

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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      17

(g)   Receipts

      to give valid receipts for all moneys and execute all assurances and things which may be proper or desirable for realising any Assigned Asset;

(h)   Delegation

      to delegate his powers in  accordance  with Clause 10.2  (Delegation);
      and

(i)   Other powers

      to do anything else he may think fit for the realisation of the Assigned Assets or incidental to the exercise of any of the rights conferred on the Lender or any Receiver under or by virtue of any Finance Document to which the Assignor is party, the Conveyancing and Property Ordinance (Cap. 219) and other applicable statutory provisions and common law.




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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      18

                                 SCHEDULE 2
           FORM OF NOTICE OF ASSIGNMENT OF ACQUISITION AGREEMENT


To:   [each relevant counterparty under the Acquisition                  [Date]
      Agreement ]

[Address]


1. ABN AMRO Bank N.V., Hong Kong Branch in its capacity as the lender for and on behalf of certain creditors (the "Lender", which expression shall include its successors, assigns and transferees) and S&T International Distribution Limited (the "Company") give you notice that, by an assignment by way of security contained in an Assignment of Acquisition Agreement dated 22 August 2005 between the Company and ABN AMRO Bank N.V., Hong Kong Branch, as Lender (as amended from time to time, the "Assignment of Acquisition Agreement"), the Company assigned by way of security to the Lender (subject to a provision for re-assignment) all its present and future right, title and interest in and to and all benefit accruing to it under the Agreement for the Sale and Purchase of certain Shares in Emerson Radio Corporation dated 20 August 2005 between Gottfried Ludwig Prentice Jurick, S&T International Distribution Limited and The Grande Holdings Limited (as amended from time to time, the "Acquisition Agreement").

2. After receiving notice from the Lender that the security created by the Assignment of Acquisition Agreement has become enforceable in accordance with the terms thereof you will pay all amounts payable by you under or in respect of the Acquisition Agreement as directed by the Lender and only deal with the Lender in respect of the Acquisition Agreement, and all rights and remedies under or in connection with the Acquisition Agreement shall become solely exercisable by the Lender.

3. You agree not to claim or exercise any set-off or counterclaim in respect of the Acquisition Agreement or amounts payable by you thereunder.

4. You are hereby notified that the Company may not amend, terminate, give any waiver or consent under, or agree or decide not to enforce, in whole or in part, any term or condition of the Acquisition Agreement without the prior written consent of the Lender, and any such amendment, termination, waiver, consent, agreement or decision by the Company in the absence of a copy of such written consent being delivered to you shall be invalid and ineffective.

5. You confirm that you have not received any other notice of or any assignment or charge of the Acquisition Agreement or any right or interest therein or charge of any other interest of any third party in the Acquisition Agreement.


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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      19

6. You are entitled to rely without enquiry on any notice given to you by the Lender that the security created by the Assignment of Acquisition Agreement has become enforceable.

7. This notice (including the instructions contained herein) cannot be amended or revoked without the prior written consent of the Lender.

This notice shall be governed by and construed in accordance with the laws of Hong Kong.

Please acknowledge this notice by signing the enclosed acknowledgement and returning that copy to the Lender at 38/F Cheung Kong Center, 2 Queen's Road Central, Hong Kong marked for the attention of Ms Shirley Yiu / Ms Helen Fei.




---------------------------------            -------------------------------
---------------------------------            -------------------------------
For and on behalf of                         For and on behalf of
[ABN AMRO Bank N.V., Hong Kong               [S&T International
Branch]                                      Distribution Limited ]
as Lender                                    as Company



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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      20

[on duplicate]

To:  [ABN AMRO Bank N.V., Hong Kong Branch] as Lender

                                                                      [Date]

I/We hereby acknowledge receipt of the above notice dated [ ] from S&T International Distribution Limited (the "Company") and ABN AMRO Bank N.V., Hong Kong Branch (the "Notice of Assignment"). Terms and expressions defined in the Notice of Assignment shall have the same meaning herein.

I/We agree to comply with the terms of the Notice of Assignment and consent to the assignment by way of security by the Company of all its present and future right, title and interest in and to and all benefit accruing to it under the Acquisition Agreement to the Lender. I/We confirm that I/we have not received any other notice of charge or assignment or notice that any other person claims any rights in respect of the Acquisition Agreement or any right or interest therein.

This acknowledgment shall be governed and construed in accordance with the laws of Hong Kong.




-----------------------------------
-----------------------------------
For and on behalf of
[each relevant counterparty under
the Acquisition Agreement]


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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      21

[LOGO OMITTED] MALLESONS STEPHEN JAQUES



                                   EXECUTION

In witness whereof this Deed has been executed and delivered as a deed by the Parties on the date specified above.

The Common Seal of S&T International                     [Signature]

Distribution Limited was hereunto affixed in the presence of:



                                               ................................

Name:






Address:    (c/o) The Grande Holdings Limited

            12th Floor, The Grande Building,

            398 Kwun Tong Road,

            Kowloon, Hong Kong

Fax No:     (852) 2343 2329 and (65) 6222 2153

Attention:  Ms. Ruby Lee, Esq.





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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      22

SIGNED, SEALED AND DELIVERED by             [Signature of authorised signatory]



for and on behalf of ABN AMRO Bank N.V., Hong
Kong Branch in the presence of                     .........................

Address:    38/F, Cheung Kong Center

            2 Queen's Road Central

            Hong Kong

Fax No:     (852) 2700 3202
Attention:  Ms Shirley / Ms Helen Fei



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(C) Mallesons Stephen Jaques        Assignment of Acquisition Agreement      23

Exhibit 7

                                                                EXECUTION COPY

                               PLEDGE AGREEMENT

            PLEDGE AGREEMENT dated as of August 22, 2005 (this "Agreement"), made between the Borrower referred to below (the "Pledgor"), and ABN AMRO Bank N.V., Hong Kong Branch (the "Pledgee").

                            W I T N E S S E T H:
                            - - - - - - - - - -

            WHEREAS, S&T International Distribution Limited, a British Virgin Islands company with limited liability (the "Borrower"), and the Pledgee are parties to the Facility Agreement, dated as of the date hereof (such agreement, as amended, restated, supplemented or otherwise modified from time to time, being hereinafter referred to as the "Facility Agreement"), pursuant to which the Pledgee has agreed to make certain loans (collectively, the "Loans") to the Borrower;

            WHEREAS, it is a condition precedent to the making of any Loan by the Pledgee pursuant to the Facility Agreement that the Pledgor shall have executed and delivered to the Pledgee a pledge and security agreement providing for the pledge to the Pledgee, and the grant to the Pledgee of a security interest in and Lien on the Acquisition Shares (as defined in the Facility Agreement) referred to in the Acquisition Agreement between the Borrower and Gottfried Ludwig Prentice Jurick, of even date herewith, owned or to be owned by the Pledgor; and

            WHEREAS, the Pledgor has determined that the execution, delivery and performance of this Agreement directly benefit and are in the best interest of the Pledgor;

            NOW, THEREFORE, in consideration of the premises and the agreements herein and in order to induce the Pledgee to make and maintain the Loans pursuant to the Facility Agreement, the Pledgor hereby agrees with the Pledgee as follows:

            SECTION 1. Definitions. Reference is hereby made to the Facility Agreement for a statement of the terms thereof. All terms used in this Agreement which are defined in the Facility Agreement or in Article 8 or
Article 9 of the Uniform Commercial Code (the "Code") in effect from time to time in the State of New York and which are not otherwise defined herein shall have the same meanings herein as set forth therein; provided, that terms used herein which are defined in the Code as in effect in the State of New York on the date hereof shall continue to have the same meaning notwithstanding any replacement or amendment of such statute except as the Pledgee may otherwise determine.

            SECTION 2. Pledge and Grant of Security Interest. As collateral security for all of the Obligations (as defined in Section 3 hereof), the Pledgor hereby pledges and collaterally assigns to the Pledgee a continuing security interest in and Lien on the Pledgor's right, title and interest in and to the following (the "Pledged Collateral"):

            the shares of stock, partnership interests, membership interests and other equity interests described in Schedule I hereto (the "Pledged Shares"), whether or not evidenced or represented by any stock certificate, certificated security or other instrument, issued by the Persons described in such Schedule I (the "Pledged Issuer"), the certificates representing the Pledged Shares, all options and other rights, contractual or otherwise, in respect thereof and all dividends, distributions, cash, instruments, investment property and other property (including, but not limited to, any stock dividend and any distribution in connection with a stock split) from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Pledged Shares;

            SECTION 3. Security for Obligations. The security interest created hereby in the Pledged Collateral constitutes continuing collateral security for all of the following obligations, whether now existing or hereafter incurred (collectively, the "Obligations"):

               (a) the prompt payment by the Pledgor, as and when due and payable (by scheduled maturity, required prepayment, acceleration, demand or otherwise), of all amounts from time to time owing by the Pledgor to the Pledgee in respect of the Facility Agreement and all other Finance Documents, including, without limitation (i) principal of and interest on the Loans (including, without limitation, all interest that accrues after the commencement of any Insolvency Proceeding of the Pledgor whether or not the payment of such interest is unenforceable or is not allowable due to the existence of such Insolvency Proceeding), and (ii) all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due to the Pledgee under the Facility Agreement and any other Finance Document; and

               (b) the due performance and observance by the Pledgor of all of its other obligations from time to time existing in respect of the Facility Agreement and all other Financing Documents.

            SECTION 4. Delivery of the Pledged Collateral.

               (a) (i) All certificates representing the Pledged Shares shall be delivered to the Pledgee promptly following issuance thereof in the name of the Pledgor by the Pledged Issuer's stock transfer agent. All other certificates and instruments constituting Pledged Collateral from time to time required to be pledged to the Pledgee pursuant to the terms hereof (the "Additional Collateral") shall be delivered to the Pledgee promptly upon receipt thereof by or on behalf of the Pledgor. All such certificates and instruments shall be held by or on behalf of the Pledgee pursuant hereto and shall be accompanied by duly executed instruments of transfer or assignment or undated stock powers executed in blank, all in form and substance reasonably satisfactory to the Pledgee. If any Pledged Collateral consists of uncertificated securities, unless the immediately following sentence is applicable thereto, the Pledgor shall cause the Pledgee (or its custodian, nominee or other designee) to become the registered holder thereof, or cause each issuer of such securities to agree that it will comply with instructions originated by the Pledgee with respect to such securities without further consent by the Pledgor. If any Pledged Collateral consists of security entitlements, the Pledgor shall transfer such security entitlements to the Pledgee (or its custodian, nominee or other designee) or cause the applicable securities intermediary to agree that it will comply with entitlement orders by the Pledgee without further consent by the Pledgor.

                   (ii) Within 5 Business Days of the receipt by the Pledgor of any Additional Collateral, a Pledge Amendment, duly executed by the Pledgor, in substantially the form of Annex I hereto (a "Pledge Amendment"), shall be delivered to the Pledgee in respect of the Additional Collateral to be pledged pursuant to this Agreement and the Facility Agreement. The Pledge Amendment shall from and after delivery thereof constitute part of Schedule I hereto. The Pledgor hereby authorizes the Pledgee to attach each Pledge Amendment to this Agreement and agrees that all certificates or instruments listed on any Pledge Amendment delivered to the Pledgee shall, for all purposes hereunder, constitute Pledged Collateral and the Pledgor shall be deemed upon delivery thereof to have made the representations and warranties set forth in Section 5 with respect to such Additional Collateral.

               (b) If the Pledgor shall receive, by virtue of the Pledgor's being or having been an owner of any Pledged Collateral, any (i) stock certificate (including, without limitation, any certificate representing a stock dividend or distribution in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split, spin-off or split-off), promissory note or other instrument, (ii) option or right, whether as an addition to, substitution for, or in exchange for, any Pledged Collateral, or otherwise, (iii) dividends payable in cash (except such dividends permitted to be retained by the Pledgor pursuant to Section 7 hereof) or in securities or other property, or (iv) dividends or other distributions in connection with a partial or total liquidation or dissolution, the Pledgor shall receive such stock certificate, promissory note, instrument, option, right, payment or distribution in trust for the benefit of the Pledgee, shall segregate it from the Pledgor's other property and shall deliver it forthwith to the Pledgee, in the exact form received, with any necessary endorsement and/or appropriate stock powers duly executed in blank, to be held by the Pledgee as Pledged Collateral and as further collateral security for the Obligations.

            SECTION 5. Representations and Warranties. The Pledgor represents and warrants as follows:

               (a) The Pledgor (i) is a company with limited liability duly organized, validly existing and in good standing under the laws of the state or jurisdiction of its organization, and (ii) has all requisite power and authority to execute, deliver and perform this Agreement.

               (b) The execution, delivery and performance by the Pledgor of this Agreement (i) have been duly authorized by all necessary company action,
(ii) do not and will not contravene its constitutional documents or any applicable law or any material contractual restriction binding on or affecting it or any of its properties, and (iii) do not and will not result in or require the creation of any Lien upon or with respect to any of its properties other than pursuant to this Agreement.

               (c) The Pledged Shares have been duly authorized and validly issued and are fully paid and nonassessable and the holders thereof are not entitled to any preemptive, first refusal or other similar rights. Except as noted in Schedule I hereto, the Pledged Shares represent approximately thirty-seven percent (37%) of the entire issued share capital of the Pledged Issuer on a fully diluted basis as of the date hereof. All shares constituting Pledged Collateral will be duly authorized and validly issued, and fully paid and nonassessable.

               (d) The Pledgor is and will be at all times the legal and beneficial owner of its Pledged Collateral free and clear of all Liens, except for the Lien created by this Agreement.

               (e) The exercise by the Pledgee of any of its rights or remedies in accordance with the terms of this Agreement will not contravene any law or any material contractual restriction binding on or affecting the Pledgor or any of the properties of the Pledgor and will not result in or require the creation of any Lien upon or with respect to any of the properties of the Pledgor other than pursuant to this Agreement or the other Finance Documents.

               (f) No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required to be obtained or made by the Pledgor for (i) the due execution, delivery and performance by the Pledgor of this Agreement, (ii) the grant by the Pledgor or the perfection of the Lien created hereby in the Pledged Collateral, or (iii) the exercise by the Pledgee of any of its rights and remedies hereunder, except (A) as may be required in connection with any sale of any Pledged Collateral by laws affecting the offering and sale of securities generally and
(B) for the filing under the Code as in effect in the applicable jurisdiction of the applicable financing statements, all of which financing statements have been duly filed and are in full force and effect.

               (g) This Agreement creates a valid Lien in favor of the Pledgee in the Pledged Collateral as security for the Obligations. The filing of financing statements and the Pledgee's possession of any certificates representing the Pledged Shares and all other certificates, instruments and cash constituting Pledged Collateral from time to time results in the perfection of such Lien. Such Lien is, or in the case of Pledged Collateral in which the Pledgor obtains rights after the date hereof, will be, a perfected, first-priority Lien. All action necessary or desirable to perfect and protect such Lien has been duly taken, except for the filing of the financing statements and the Pledgee's acquisition of possession of certificates, instruments and cash constituting Pledged Collateral to take place after the date hereof.

            SECTION 6. Covenants as to the Pledged Collateral. So long as any Obligation shall remain outstanding, the Pledgor will, unless the Pledgee shall otherwise consent in writing:

               (a) keep adequate records concerning the Pledged Collateral and permit the Pledgee or any designee or representative thereof at any time or from time to time to examine and make copies of and abstracts from such records pursuant to the terms of the Facility Agreement;

               (b) at the Pledgor's sole expense, promptly deliver to the Pledgee a copy of each material notice or other material communication received by it in respect of the Pledged Collateral;

               (c) at the Pledgor's sole expense, defend the Pledgee's right, title and security interest in and to the Pledged Collateral against the claims of any Person;

               (d) subject to Section 9(b), at the Pledgor's sole expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be necessary or that the Pledgee may reasonably request in order to (i) perfect and protect, or maintain the perfection of, the security interest and Lien created hereby, (ii) enable the Pledgee to exercise and enforce its rights and remedies hereunder in respect of the Pledged Collateral, and (iii) otherwise effect the purposes of this Agreement, including, without limitation, delivering to the Pledgee, after the occurrence and during the continuance of an Event of Default, irrevocable proxies in respect of the Pledged Collateral;

               (e) not sell, assign (by operation of law or otherwise), exchange or otherwise dispose of any Pledged Collateral or any interest therein except as expressly permitted by the Facility Agreement;

               (f) not create or suffer to exist any Lien upon or with respect to any Pledged Collateral, except for the Lien created hereby;

               (g) not make or consent to any amendment or other modification or waiver with respect to any Pledged Collateral or enter into any agreement or permit to exist any restriction with respect to any Pledged Collateral other than to the extent permitted pursuant to any of the Finance Documents; and

               (h) not take or fail to take any action which would in any manner materially impair the value or enforceability of the Pledgee's security interest in and Lien on any Pledged Collateral, except as permitted under the Finance Documents.

            SECTION 7. Voting Rights, Dividends, Etc. in Respect of the Pledged Collateral.

               (a) So long as no Event of Default shall have occurred and be continuing:

                   (i) the Pledgor may exercise any and all voting and other consensual rights pertaining to any Pledged Collateral for any purpose not inconsistent with the terms of this Agreement or the Facility Agreement or the other Finance Documents; provided, however, that (A) the Pledgor will not exercise or refrain from exercising any such right, as the case may be, if the Pledgee gives it notice that, in the Pledgee's reasonable business judgment, such action (or inaction) could reasonably be expected to have a Material Adverse Effect, and (B) the Pledgor will give the Pledgee at least three (3) Business Days' notice of the manner in which it intends to exercise, or the reasons for refraining from exercising, any such right which could reasonably be expected to have a Material Adverse Effect;

                  (ii) the Pledgor may receive and retain any and all dividends, interest payments or other distributions paid in respect of the Pledged Collateral to the extent permitted by the Facility Agreement; provided, however, that any and all (A) dividends and interest paid or payable other than in cash in respect of, and any instruments and other property received, receivable or otherwise distributed in respect of or in exchange for, any Pledged Collateral, (B) dividends and other distributions paid or payable in cash in respect of any Pledged Collateral in connection with a partial or total liquidation or dissolution, and (C) cash paid, payable or otherwise distributed in redemption of, or in exchange for, any Pledged Collateral to the extent not permitted to be retained by the Pledgor under the Facility Agreement, together with any dividend, interest payment or other distribution, in each case, which at the time of such dividend, interest payment or other distribution was not permitted by the Facility Agreement, shall be, and shall forthwith be delivered to the Pledgee to hold as, Pledged Collateral and shall, if received by the Pledgor, be received in trust for the benefit of the Pledgee, shall be segregated from the other property or funds of the Pledgor, and shall be forthwith delivered to the Pledgee in the exact form received with any necessary endorsement and/or appropriate stock powers duly executed in blank, to be held by the Pledgee as Pledged Collateral and as further collateral security for the Obligations; and

                  (iii) the Pledgee will execute and deliver (or cause to be executed and delivered) to the Pledgor all such proxies and other instruments as the Pledgor may reasonably request for the purpose of enabling the Pledgor to exercise the voting and other rights which it is entitled to exercise pursuant to Section 7(a)(i) hereof and to receive the dividends, interest and/or other distributions which it is authorized to receive and retain pursuant to Section 7(a)(ii) hereof.

               (b) Upon the occurrence and during the continuance of an Event of Default:

                  (i) all rights of the Pledgor to exercise the voting and other consensual rights which it would otherwise be entitled to exercise pursuant to
Section 7(a)(i) hereof, and to receive the dividends, distributions, interest and other payments which it would otherwise be authorized to receive and retain pursuant to Section 7(a)(ii) hereof, shall cease, and all such rights shall thereupon become vested in the Pledgee, which shall thereupon have the sole right to exercise such voting and other consensual rights and to receive and hold as Pledged Collateral such dividends and interest payments;

                  (ii) without limiting the generality of the foregoing, the Pledgee may, at its option, exercise any and all rights of conversion, exchange, subscription or any other rights, privileges or options pertaining to any of the Pledged Collateral as if it were the absolute owner thereof, including, without limitation, the right to exchange, in its discretion, any and all of the Pledged Collateral upon the merger, consolidation, reorganization, recapitalization or other adjustment of the Pledged Issuer, or upon the exercise by the Pledged Issuer of any right, privilege or option pertaining to any Pledged Collateral, and, in connection therewith, to deposit and deliver any and all of the Pledged Collateral with any committee, depository, transfer agent, registrar or other designated agent upon such terms and conditions as it may determine; and

                 (iii) all dividends, distributions, interest and other payments which are received by the Pledgor pursuant to the provisions of Section
7(a)(ii) hereof and, pursuant to Section 7(b)(i) hereof, shall be received in trust for the benefit of the Pledgee, shall be segregated from other funds of the Pledgor, and shall be forthwith paid over to the Pledgee as Pledged Collateral in the exact form received with any necessary endorsement and/or appropriate stock powers duly executed in blank, to be held by the Pledgee as Pledged Collateral and as further collateral security for the Obligations.

            SECTION 8. Additional Provisions Concerning the Pledged
Collateral.

               (a) To the maximum extent permitted by applicable law, the Pledgor (i) authorizes the Pledgee to execute any such agreements, instruments or other documents in the Pledgor's name as are necessary, required or advisable to facilitate and preserve the Pledgee's rights in and to the Pledged Collateral as set forth in this Agreement and to file such agreements, instruments or other documents in the Pledgor's name in any appropriate filing office, (ii) authorizes the Pledgee to file any financing statements required hereunder or under any other Finance Document, and any continuation statements or amendments with respect thereto, in any appropriate filing office without the signature of the Pledgor, and (iii) ratifies the filing of any financing statement, and any continuation statement or amendment with respect thereto, filed without the signature of the Pledgor prior to the date hereof. A photocopy or other reproduction of this Agreement or any financing statement covering the Pledged Collateral or any part thereof shall be sufficient to constitute a financing statement where permitted by law.

               (b) The Pledgor, after the occurrence and during the continuance of an Event of Default, hereby irrevocably appoints the Pledgee as the Pledgor's attorney-in-fact and proxy, with full authority in the place and stead of the Pledgor and in the name of the Pledgor or otherwise, from time to time in the Pledgee's discretion, to take any action and to execute any agreement, instrument or other document which the Pledgee may deem necessary or advisable to accomplish the purposes of this Agreement (subject to the rights of the Pledgor under Section 7(a) hereof), including, without limitation, to receive, endorse and collect all instruments made payable to the Pledgor representing any dividend, distribution, interest or other payment in respect of any Pledged Collateral and to give full discharge for the same. This power is coupled with an interest and is irrevocable until all of the Obligations (other than contingent indemnity obligations for which no claim has been made) are paid in full after the termination of all of the Commitments.

               (c) Upon the occurrence and during the continuance of an Event of Default, if the Pledgor fails to perform any agreement or obligation contained herein, the Pledgee itself may perform, or cause performance of, such agreement or obligation, and the expenses of the Pledgee incurred in connection therewith shall be payable by the Pledgor pursuant to Section 10 hereof and shall be secured by the Pledged Collateral.

               (d) The powers conferred on the Pledgee hereunder are solely to protect its interest in the Pledged Collateral and shall not impose any duty upon it to exercise any such powers. Except for the safe custody of any Pledged Collateral in its possession and the accounting for monies actually received by it hereunder, the Pledgee shall have no duty as to any Pledged Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Pledged Collateral and shall be relieved of all responsibility for the Pledged Collateral upon surrendering it or tendering surrender of it to the Pledgor. The Pledgee shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which the Pledgee accords its own property, it being understood that the Pledgee shall not have responsibility for (i) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Pledged Collateral, whether or not the Pledgee has or is deemed to have knowledge of such matters or (ii) taking any necessary steps to preserve rights against any parties with respect to any Pledged Collateral.

               (e) The Pledgee may, in its discretion, at any time after the occurrence and during the continuation of an Event of Default (i) without notice to the Pledgor, transfer or register in the name of the Pledgee or any of its nominees any or all of the Pledged Collateral, subject only to the revocable rights of the Pledgor under Section 7(a) hereof, and (ii) exchange certificates or instruments constituting Pledged Collateral for certificates or instruments of smaller or larger denominations.

            SECTION 9. Remedies Upon Default. Subject to the terms hereof, if any Event of Default shall have occurred and be continuing:

               (a) The Pledgee may exercise in respect of the Pledged Collateral, in addition to any other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party on default under the Code then in effect in the State of New York; and without limiting the generality of the foregoing and without notice except as specified below, may sell the Pledged Collateral or any part thereof in one or more parcels at public or private sale, at any exchange or broker's board or elsewhere, at such price or prices and on such other terms as the Pledgee may deem commercially reasonable, in accordance with applicable law. The Pledgor agrees that, to the extent notice of sale shall be required by law, at least 10 days' notice to the Pledgor of the time and place of any public sale of Pledged Collateral owned by the Pledgor or the time after which any private sale is to be made shall constitute reasonable notification. The Pledgee shall not be obligated to make any sale of Pledged Collateral regardless of whether or not notice of sale has been given. The Pledgee may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.

               (b) In the event that the Pledgee determines to exercise its right to sell all or any part of the Pledged Collateral pursuant to Section 9(a) hereof, each of the Pledgee and the Pledgor agrees that the Pledgor shall have all of the following obligations: (i) to execute and deliver, and cause each issuer of such Pledged Collateral and the directors and officers thereof to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts and things, as may be necessary or, in the opinion of the Pledgee, advisable to register such Pledged Collateral under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), and to cause the registration statement relating thereto to become effective and to remain effective for such period as prospectuses are required by law to be furnished, and to make all amendments and supplements thereto and to the related prospectus which, in the opinion of the Pledgee, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto, (ii) to cause each issuer of such Pledged Collateral to qualify such Pledged Collateral under the state securities or "Blue Sky" laws of each jurisdiction, and to obtain all necessary governmental approvals for the sale of the Pledged Collateral, as requested by the Pledgee, (iii) to cause the Pledged Issuer to make available to its securityholders, as soon as practicable, an earnings statement which will satisfy the provisions of
Section 11(a) of the Securities Act, and (iv) to do or cause to be done all such other acts and things as may be necessary to make such sale of such Pledged Collateral valid and binding and in compliance with applicable law.

               (c) The Pledgor recognizes that the Pledgee may deem it impracticable to effect a public sale of all or any part of the Pledged Shares or any other securities constituting Pledged Collateral and that the Pledgee may, therefore, determine to make one or more private sales of any such securities to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges that any such private sale may be at prices and on terms less favorable to the seller than the prices and other terms which might have been obtained at a public sale and, notwithstanding the foregoing, agrees that such private sales shall be deemed to have been made in a commercially reasonable manner and that the Pledgee shall have no obligation to delay the sale of the Pledged Shares or any other Pledged Collateral for the period of time necessary to permit the Pledgor or the Pledged Issuer to register such securities for public sale under the Securities Act. The Pledgor further acknowledges and agrees that any offer to sell such securities which has been
(i) publicly advertised on a bona fide basis in a newspaper or other publication of general circulation in the financial community of New York, New York (to the extent that such an offer may be so advertised without prior registration under the Securities Act) or (ii) made privately in the manner described above to not less than fifteen (15) bona fide offerees shall be deemed a "public disposition" for the purposes of Section 9-610(c) of the Code (or any successor or similar applicable statutory provision) as then in effect in the State of New York, notwithstanding that such sale may not constitute a "public offering" under the Securities Act, and that the Pledgee may, in such event, bid for the purchase of such securities.

               (d) Any cash held by the Pledgee as Pledged Collateral and all cash proceeds received by the Pledgee in respect of any sale of, collection from, or other realization upon, all or any part of the Pledged Collateral may, in the discretion of the Pledgee, be held by the Pledgee as collateral for and/or then or at any time thereafter applied (after payment of any amounts payable to the Pledgee pursuant to Section 10 hereof) in whole or in part by the Pledgee against all or any part of the Obligations in such order as the Pledgee shall elect so long as such election is consistent with the provisions of the Facility Agreement and any other Finance Document. Any surplus of such cash or cash proceeds held by the Pledgee and remaining after payment in full of all of the Obligations after all Commitments have been terminated shall be paid over to the Pledgor or to such other Person as may be lawfully entitled to receive such surplus.

               (e) In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Pledgee is legally entitled, the Pledgor shall be liable for the deficiency, together with interest thereon at the highest rate specified in the Facility Agreement for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs and expenses of any attorneys employed by the Pledgee to collect such deficiency.

            SECTION 10. Indemnity and Expenses.

               (a) The Pledgor agrees to defend, protect, indemnify and hold harmless the Pledgee and the Pledgee's officers, directors, employees, attorneys, consultants and agents, subject to and in accordance with Section 6 of the Facility Agreement.

               (b) The Pledgor agrees to pay to the Pledgee, upon demand, the amount of any and all reasonable costs and expenses, including the fees, costs, expenses and disbursements of the Pledgee's counsel and of any experts and agents, which the Pledgee may incur in connection with the preparation and enforcement of this Agreement, subject to and in accordance with Section 6 of the Facility Agreement.

            SECTION 11. Notices, Etc. All notices and other communications provided for hereunder shall be in writing and shall be mailed (by certified mail, postage prepaid and return receipt requested), telecopied or delivered by hand, Federal Express or other reputable overnight courier, if to the Pledgor, to it at its address specified in the Facility Agreement and if to the Pledgee to it at its address specified in the Facility Agreement; or as to any other Person, at such other address as shall be designated by such Person in a written notice complying as to delivery with the terms of this Section
11. All such notices and other communications shall be effective (a) if mailed (certified mail, postage prepaid and return receipt requested), when received or three (3) days after being deposited into the mails, whichever occurs first, (b) if telecopied, when transmitted, at the time confirmation is received, or (c) if delivered by hand, Federal Express or other reputable overnight courier, upon delivery.

            SECTION 12. Security Interest Absolute. All rights of the
Pledgee and all Liens and all obligations of the Pledgor hereunder shall be absolute and unconditional irrespective of: (i) any lack of validity or enforceability of the Facility Agreement or any other agreement or instrument relating thereto, (ii) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Obligations, or any other amendment or waiver of or consent to any departure from the Facility Agreement or any other Finance Document, (iii) any exchange or release of, or non-perfection of, any Lien on any Collateral, or any release or amendment or waiver of, or consent to departure from, any guaranty for all or any of the Obligations, or (iv) any other circumstance which might otherwise constitute a defense available to, or a discharge of, the Pledgor in respect of the Obligations. All authorizations and agencies contained herein with respect to any of the Pledged Collateral are irrevocable and constitute powers coupled with an interest.

            SECTION 13. Miscellaneous.

               (a) No amendment of any provision of this Agreement shall be effective unless it is in writing and signed by the Pledgor and the Pledgee, and no waiver of any provision of this Agreement, and no consent to any departure by the Pledgor therefrom, shall be effective unless it is in writing and signed by the Pledgee, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

               (b) No failure on the part of the Pledgee to exercise, and no delay in exercising, any right hereunder or under the Facility Agreement or any other Finance Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of the Pledgee provided herein and in the Facility Agreement and the other Finance Documents are cumulative and are in addition to, and not exclusive of, any other rights or remedies provided by law. The rights of the Pledgee under the applicable Finance Document against any party thereto are not conditional or contingent on any attempt by the Pledgee to exercise any of its rights under any other document against such party or against any other Person.

               (c) Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

               (d) This Agreement shall create a continuing security interest in and Lien upon the Pledged Collateral and shall (i) remain in full force and effect until the payment in full or other termination of the Obligations (other than contingent indemnity obligations for which no claim has been made) after the termination of all of the Commitments and (ii) be binding on the Pledgor and, by its acceptance hereof, the Pledgee, and their respective successors and assigns, and shall inure, together with all rights and remedies of the Pledgee hereunder, to the benefit of the Pledgee and its respective successors, transferees and assigns. Subject to the terms of the Facility Agreement, without limiting the generality of clause (ii) of the immediately preceding sentence, the Pledgee may assign or otherwise transfer its rights and obligations under this Agreement and any other Finance Document to any other Person in accordance with the terms of the Facility Agreement, and such other Person shall thereupon become vested with all of the benefits in respect thereof granted to the Pledgee herein or otherwise. Upon any such assignment or transfer, all references in this Agreement to the Pledgee shall also mean the assignee of the Pledgee. None of the rights or obligations of the Pledgor hereunder may be assigned or otherwise transferred without the prior written consent of the Pledgee, and any such attempted assignment or transfer without such consent shall be null and void.

               (e) Upon the satisfaction in full of the Obligations (other than contingent indemnity obligations for which no claim has been made) after the termination of all of the Commitments (i) this Agreement and the security interest and Lien created hereby shall terminate and all rights to the Pledged Collateral shall revert to the Pledgor and (ii) the Pledgee will, at the Pledgor's expense (A) promptly return to the Pledgor such of the Pledged Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (B) execute and deliver to the Pledgor, without recourse, representation or warranty of any kind, whether express or implied, such documents as the Pledgor shall reasonably request to evidence such termination, including, if necessary, a written notice to the stock transfer agent for the Pledged Issuer advising that the Pledgee's security interest in and Lien upon the Pledged Collateral has been released by the Pledgee.

               (f) This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except as required by mandatory provisions of law and except to the extent that the validity and perfection or the perfection and the effect of perfection or non-perfection of the security interest and Lien created hereby, or remedies hereunder, in respect of any particular Pledged Collateral, are governed by the laws of a jurisdiction other than the State of New York.

               (g) ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK,

IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, THE PLEDGOR HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE NON-EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. THE PLEDGOR HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER THE PLEDGOR, AND AGREES NOT TO PLEAD OR CLAIM IN ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT BROUGHT IN ANY OF THE AFORESAID COURTS THAT ANY SUCH COURT LACKS PERSONAL JURISDICTION OVER THE PLEDGOR. THE PLEDGOR FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY CERTIFIED MAIL, POSTAGE PREPAID AND RETURN RECEIPT REQUESTED, TO THE PLEDGOR AT ITS ADDRESS FOR NOTICES AS PROVIDED IN THE FACILITY AGREEMENT, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING. THE PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER THAT SUCH SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE PLEDGEE UNDER THIS AGREEMENT TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST THE PLEDGOR IN ANY OTHER JURISDICTION.

               (h) THE PLEDGOR HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (g) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

               (i) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

               (j) This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Delivery of an executed counterpart of this Agreement by telecopier or electronic transmission shall be equally as effective as delivery of an original executed counterpart of this Agreement.

               (k) In the event of any conflict between the terms and conditions of this Agreement and the terms and conditions of the Finance Documents solely with respect to the delivery of the Pledged Collateral or taking any required actions with respect to the Pledged Collateral, the terms and conditions of the Finance Documents shall control.






                  [NEXT PAGE IS THE SIGNATURE PAGE.]

               IN WITNESS WHEREOF, the Pledgor has caused this Agreement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

                                   PLEDGOR:
                                   -------

                                   S&T International Distribution Limited


                                   By:
                                      -------------------------------
                                   Name:
                                   Title:


                                   PLEDGEE:
                                   -------

                                   ABN AMRO Bank N.V., Hong Kong Branch


                                   By: _______________________________
                                   Name:
                                   Title:

                                  SCHEDULE I

                                      TO

                         PLEDGE AND SECURITY AGREEMENT



                                Pledged Shares
                                --------------

                                        Number of                Certificate
       Pledgor         Name of Issuer     Shares       Class        Number
       -------         --------------   ---------      -----     ------------

S&T International         Emerson      10,000,000      Common
Distribution Limited      Radio
                          Corporation

                                    ANNEX I

                                      TO

                         PLEDGE AND SECURITY AGREEMENT


                               PLEDGE AMENDMENT
                               ----------------

            This Pledge Amendment, dated _______________, is delivered pursuant to Section 4 of the Pledge and Security Agreement referred to below. The undersigned hereby agrees that this Pledge Amendment may be attached to the Pledge and Security Agreement, dated as of __________, 200_, as it may heretofore have been or hereafter may be amended or otherwise modified or supplemented from time to time and that the promissory notes or shares listed on this Pledge Amendment shall be hereby pledged and assigned to the Pledgee and become part of the Pledged Collateral referred to in such Pledge and Security Agreement and shall secure all of the Obligations referred to in such Pledge and Security Agreement.



                                Pledged Shares
                                --------------

                                     Number                        Certificate
    Pledgor      Name of Issuer     of Shares         Class         Number(s)
    -------      --------------     ---------         -----         ---------



                                          S&T International   Distribution
                                          Limited


                                          By:
                                             -----------------------------
                                          Name:
                                          Title: